1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	August 25, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INTERIM RESULTS ANNOUNCEMENT FOR THE PERIOD

AS AT 30 JUNE 2014

The board of directors (the “Board”) of the Company is pleased to announce the unaudited interim results of the Company and its subsidiaries for 2014. The interim results have been reviewed by the audit committee of the Board. This announcement, containing the full text of the Interim Report of the Company for 2014, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information accompanied in the preliminary announcements of interim results. The interim results announcement is available for viewing on the websites of the Hong Kong Stock Exchange at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn.

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

1

DEFINITION

In this Interim Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Company Limited, a company with limited liability reformed and established in accordance with PRC laws in 1996, being the controlling shareholder of the Company directly and indirectly holding 56.52% of the total share capital of the Company as at the end of this reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the operation of the 0.6 million tonnes methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Heze city, Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Hua Ju Energy”	Shandong Hua Ju Energy Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in the thermal power generation by gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the development of coal resources and chemical projects of the Company in the Inner Mongolia Autonomous Region;

“Haosheng Company”	Inner Mongolia Haosheng Coal Mining Company Limited, a company with limited liability incorporated under the laws of the PRC in 2010 and a 74.82% owned subsidiary of the Company, mainly engages in the project development of Shilawusu coal field located in Ordos in the Inner Mongolia Autonomous Region;

“Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a 78% owned subsidiary of the Company. The shares of Yancoal Australia are traded on the Australian Securities Exchange;

“Yancoal International”	Yancoal International (Holding) Company Limited, a company with limited liability incorporated under the laws of Hong Kong in 2011 and a wholly-owned subsidiary of the Company;

2      Yanzhou Coal Mining Company Limited  Interim Report 2014

DEFINITION – CONTINUED

“Railway Assets”	The railway assets specifically used for transportation of coal for the Company, which are located in Jining City, Shandong province;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“PRC”	The People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises and the relevant explanations issued by the Ministry of Finance of PRC;

“CSRC”	China Securities Regulatory Commission;

“IFRS”	International Financial Reporting Standards;

“Hong Kong Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Articles”	the articles of association of the Company;

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified;

“AUD”	Australian dollars, the lawful currency of Australia; and

“USD”	the United States dollars, the lawful currency of the United States.

Yanzhou Coal Mining Company Limited  Interim Report 2014      3

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION

(1)	Statutory Chinese Name:

Abbreviation of Chinese Name:

Statutory English Name: Yanzhou Coal Mining Company Limited

Abbreviation of English Name: Yanzhou Coal

(2)	Legal Representative: Li Xiyong

(3)	Authorized Representatives of the Hong Kong Stock Exchange: Wu Yuxiang, Zhang Baocai

Secretary to the Board/Company Secretary: Zhang Baocai

Address:	Office of the Secretary to the Board, 298 Fushan Road South, Zoucheng City,
Shandong Province, PRC

Tel: (86537) 5382319            Fax: (86537) 5383311

E-mail Address: yzc@yanzhoucoal.com.cn

Representative of the Shanghai Stock Exchange: Jin Qingbin

Address:	Office of the Secretary to the Board, 298 Fushan Road South, Zoucheng City,
Shandong Province, PRC

Tel: (86537) 5382319            Fax: (86537) 5383311

E-mail Address: yanzhoucoal@163.com

(4)	Registered Address: 298 Fushan Road South, Zoucheng City, Shandong Province, PRC

Office Address: 298 Fushan Road South, Zoucheng City, Shandong Province, PRC

Postal Code: 273500

Official Website: http://www.yanzhoucoal.com.cn

E-mail Address: yzc@yanzhoucoal.com.cn

(5)	Newspapers for information disclosure in PRC: China Securities Journal, Shanghai Securities News

Website for publishing the Company’s Interim Report in PRC: http://www.sse.com.cn

Websites for publishing the Company’s Interim Report overseas:	http://www.hkexnews.hk
http://www.sec.gov

Interim Report are available at: Office of the Secretary to the Board, Yanzhou Coal Mining Company Limited

4      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION – CONTINUED

(6)	Places of Listing, Stock Abbreviation and Stock Code

	A Shares	—	Place of listing: The Shanghai Stock Exchange
Stock Abbreviation: Yanzhou Mei Ye
Stock Code: 600188
	H Shares	—	Place of listing: The Stock Exchange of Hong Kong Limited
Stock Code: 1171
	ADRs	—	Place of listing: The New York Stock Exchange, Inc.
Ticker Symbol: YZC

(7)	Other relevant information

For details of initial business registration, please refer to Group Profile in the annual report 1998.

Date of current business registration: 19 August 2014

Current address of registration: 298 Fushan Road South, Zoucheng City, Shandong Province, PRC

Registration number of Corporate Business License of the Enterprise Legal Person: 370000400001016

Tax Registration Certificate Number: Jiguoshuizi 370883166122374

Organization Code: 16612237-4

Certified Public Accountants (Domestic)

Name: Shine Wing Certified Public Accountants (special general partnership)

Office Address: 9/F, Block A, Fuhua Mansion, 8 Chaoyangmen Beidajie, Dongcheng District, Beijing, PRC

Certified Public Accountants (International)

Name: Grant Thornton Hong Kong Limited

Office Address: 12th Floor, 28 Hennessy Road, Wanchi, Hong Kong

Name: Grant Thornton (special general partnership)

Office Address: 5th Floor, Scitech Place 22 Jianguomen Wai Avenue Chaoyang District Beijing, China

Yanzhou Coal Mining Company Limited  Interim Report 2014      5

CHAPTER 2 BUSINESS HIGHLIGHTS

I.	REVIEW OF OPERATIONS

		For the six months ended 30 June 2014	For the six months ended 30 June 2013	Increase/ Decrease	Percentage increase/ decrease (%)

1. Coal business
Raw coal production	kilotonne	36,701	35,106	1,595	4.54
Salable coal production	kilotonne	33,687	31,668	2,019	6.38
Salable coal sales volume	kilotonne	59,417	44,679	14,738	32.99
2. Railway transportation business
Transportation volume	kilotonne	8,894	8,462	432	5.11
3. Coal chemicals business
Methanol production	kilotonne	332	336	-4	-1.19
Methanol sales volume	kilotonne	338	329	9	2.74
4. Electric power business
Power generation	10,000kWh	60,228	64,290	-4,062	-6.32
Electricity sold	10,000kWh	16,491	45,832	-29,341	-64.02
5. Heat business
Heat generation	10,000 steam tonnes	88	89	-1	-1.12
Heat sales volume	10,000 steam tonnes	5	2	3	150

Note:	In this interim report, the sales volume of saleable coal of the Group disclosed herein has been adjusted to include external saleable coal only, as compared to previous data where the sum of sales volume of both internal and external saleable coal is calculated. Investors should pay attention to this.

6      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 2 BUSINESS HIGHLIGHTS – CONTINUED

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

(I)	Operating Results

	For the six months ended 30 June
	2014 (RMB’000) (unaudited)		2013 (RMB’000) (unaudited)		Changes as compared with the corresponding period of last year (%)	For the year ended 31 December 2013 (RMB’000) (audited)

Sales income		30,933,389		25,240,691	22.55		56,401,826
Gross profit		4,336,943		4,903,013	-11.55		10,687,780
Interest expenses		-1,120,423		-940,392	19.14		-1,765,777
Income before income tax		337,429		-4,336,362	—		-580,268
Net income attributable to equity holders of the Company for the reporting period		587,235		-2,073,012	—		777,368
Earnings per share	RMB	0.12	RMB	-0.42	—	RMB	0.16

(II)	Assets and Liabilities

	For the six months ended 30 June				For the year ended 31 December
	2014 (RMB’000) (unaudited)		2013 (RMB’000) (unaudited)		2013 (RMB’000) (audited)

Current assets		39,931,920		24,713,299		31,524,397
Current liabilities		28,988,372		27,536,872		28,815,973
Total assets		138,648,875		119,203,986		127,458,189
Equity attributable to equity holders of the Company		42,562,726		39,758,782		40,378,678
Net assets value per share	RMB	8.65	RMB	8.08	RMB	8.21
Return on net assets (%)		1.38		-5.21		1.93

Yanzhou Coal Mining Company Limited  Interim Report 2014      7

CHAPTER 2 BUSINESS HIGHLIGHTS – CONTINUED

(III)	Summary Statement of Cash Flows

	For the six months ended 30 June
	2014 (RMB’000) (unaudited)		2013 (RMB’000) (unaudited)		Changes as compared with the corresponding period of last year (%)	For the year ended 31 December 2013 (RMB’000) (audited)

Net cash from operating activities		409,735		-166,614	—		-2,201,058
Net increase in cash and cash equivalents		2,561,514		-4,277,407	—		-2,418,509
Net cash flow per share from operating activities	RMB	0.08	RMB	-0.03	—	RMB	-0.45

Note:	During the reporting period, the Group consolidated financial statements of Shandong Zhongyin Logistics and Trade Co., Ltd and Zhongyin Financial Leasing Co., Ltd.

8      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 3 BOARD OF DIRECTORS’ REPORT

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Operational Analysis by Industries, Products or Regions

1.	Main business by industries

	Sales income (RMB’000)	Sales cost (RMB’000)	Gross profit (%)	Increase/ decrease in sales income as compared with the same period of 2013 (%)	Increase/ decrease in sales cost as compared with the same period of 2013 (%)	Increase/ decrease in gross profit ratio as compared with the same period of 2013 (percentage point)

1. Coal business	30,004,950	24,800,985	17.34	23.67	33.84	-6.28
2. Railway transportation business	215,413	132,206	38.63	2.09	-20.28	17.22
3. Coal chemicals business	630,880	431,370	31.62	7.26	-3.93	7.96
4. Electric power business	69,628	54,578	21.61	-60.13	-62.45	4.84
5. Heat business	12,518	6,000	52.07	128.35	104.50	5.59

2.	The operation of business segment

(1)	Coal business

1)	Coal Production

In the first half of 2014, the raw coal production of the Group was 36.7 million tonnes, representing an increase of 1.6 million tonnes or 4.5% as compared with that of the first half of 2013. Salable coal production of the Group for the reporting period was 33.69 million tonnes, representing an increase of 2.02 million tonnes or 6.4% as compared with that of the first half of 2013.

Yanzhou Coal Mining Company Limited  Interim Report 2014      9

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the coal production of the Group for the first half of 2014:

	For the six months ended 30 June 2014 (kilotonne)	For the six months ended 30 June 2013 (kilotonne)	Increase/ decrease (kilotonne)	Increase/ decrease (%)

I. Raw coal production	36,701	35,106	1,595	4.54
1. The Company	18,940	16,960	1,980	11.67
2. Shanxi Neng Hua	851	707	144	20.37
3. Heze Neng Hua	1,559	1,304	255	19.56
4. Ordos Neng Hua	2,801	3,033	-232	-7.65
5. Yancoal Australia	9,819	9,965	-146	-1.47
6. Yancoal International	2,731	3,137	-406	-12.94
II. Salable coal production	33,687	31,668	2,019	6.38
1. The Company	18,922	16,925	1,997	11.80
2. Shanxi Neng Hua	843	697	146	20.95
3. Heze Neng Hua	1,558	1,021	537	52.60
4. Ordos Neng Hua	2,796	3,030	-234	-7.72
5. Yancoal Australia	7,117	7,086	31	0.44
6. Yancoal International	2,451	2,909	-458	-15.74

2)	Coal prices and sales

In the first half of 2014, the demand for coal in the domestic and overseas markets was weak and the average coal price of the Group decreased as compared with that of the first half of 2013.

The Group sold 59.42 million tonnes of coal in the first half of 2014, representing an increase of 14.74 million tonnes or 33.0% as compared with that of the first half of 2013. The increase of coal sales was mainly due to:  the increase in sales of self-produced coal by 2.32 million tonnes as compared with that of the first half of 2013; ‚ the increase in sales by 12.17 million tonnes of externally purchased coal as compared with that of the first half of 2013.

In the first half of 2014, the Group realized a sales income of RMB30.005 billion for its coal business, representing an increase of RMB5.7436 billion or 23.7% as compared with that of the first half of 2013.

10      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the Group’s sales of coal for the first half of 2014:

	For the six months ended 30 June 2014				For the six months ended 30 June 2013
	Coal production (kilotonne)	Sales volume (kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)	Coal production (kilotonne)	Sales volume (kilotonne)	Sales price (RMB/tonne)	Sales income (RMB’000)

1. The Company
No. 1 clean coal	103	148	640.75	95,190	184	200	832.46	166,185
No. 2 clean coal	5,023	5,221	601.57	3,140,621	5,321	4,996	794.37	3,968,947
Domestic sales	—	5,213	601.23	3,134,193	5,321	4,996	794.37	3,968,947
Export	—	8	834.81	6,428	—	—	—	—
No. 3 clean coal	2,303	2,462	487.80	1,200,792	626	657	645.21	423,632
Domestic sales	—	2,462	487.80	1,200,792	—	656	644.68	422,519
Export	—	—	—	—	—	1	941.78	1,113
Lump coal	1,187	1,201	548.31	658,499	619	669	706.98	473,084
Sub-total of clean coal	8,616	9,032	564.13	5,095,102	6,750	6,522	771.55	5,031,848
Domestic sales	—	9,024	563.89	5,088,674	—	6,521	771.52	5,030,735
Export	—	8	834.81	6,428	—	1	941.78	1,113
Screened raw coal	5,669	5,799	416.99	2,418,099	6,337	6,105	477.19	2,913,302
Mixed coal & Others	4,637	3,250	292.80	951,562	3,838	3,131	330.26	1,034,088
Total for the Company	18,922	18,081	468.17	8,464,763	16,925	15,758	569.82	8,979,238
Domestic sales	—	18,073	468.01	8,458,335	—	15,757	569.79	8,978,125
2. Shanxi Neng Hua	843	773	229.05	177,012	697	634	296.28	187,979
Screened raw coal	843	773	229.05	177,012	697	634	296.28	187,979
3. Heze Neng Hua	1,558	1,690	524.16	885,740	1,021	978	657.42	642,848
No. 1 clean coal	21	21	782.05	16,155	—	—	—	—
No. 2 clean coal	874	1,006	687.82	691,761	589	546	920.68	502,644
Mixed coal & Others	663	663	268.04	177,824	432	432	324.64	140,204
4. Ordos Neng Hua	2,796	2,474	173.02	428,061	3,030	2,666	194.20	517,684
Screened raw coal	2,796	2,474	173.02	428,061	3,030	2,666	194.20	517,684
5. Yancoal Australia	7,117	7,063	520.90	3,679,105	7,086	7,101	579.76	4,116,880
Semi-hard coking coal	481	477	584.15	278,762	547	548	690.27	378,198
Semi-soft coking coal	728	722	617.58	445,457	536	537	722.46	387,935
PCI coal	1,634	1,622	591.38	959,362	1,486	1,489	731.12	1,088,471
Thermal coal	4,274	4,242	470.40	1,995,524	4,517	4,527	499.69	2,262,276
6. Yancoal International	2,451	2,451	295.22	723,516	2,909	2,829	292.91	828,617
Thermal coal	2,451	2,451	295.22	723,516	2,909	2,829	292.91	828,617
7. Externally purchased coal	—	26,885	581.98	15,646,753	—	14,713	610.92	8,988,147
8. Total for the Group	33,687	59,417	504.99	30,004,950	31,668	44,679	543.02	24,261,393

Yanzhou Coal Mining Company Limited  Interim Report 2014      11

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

Factors affecting the change of the sales income of coal are analyzed in the following table:

	Impact of	Impact of
	change in	change in
	coal sales	the sales
	volume	price of coal
	(RMB’000)	(RMB’000)

The Company	1,323,459	-1,837,934
Shanxi Neng Hua	41,002	-51,969
Heze Neng Hua	468,101	-225,209
Ordos Neng Hua	-37,224	-52,399
Yancoal Australia	-22,047	-415,728
Yancoal International	-110,763	5,662
Externally purchased coal	7,436,658	-778,052

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Company’s sales in terms of geographical regions for the first half of 2014:

	For the six months ended		For the six months ended
	30 June 2014		30 June 2013
	Sales volume	Sales income	Sales volume	Sales income
	(Kiloton)	(RMB’000)	(Kiloton)	(RMB’000)

1. China	51,032	26,183,450	35,836	19,987,010
Eastern China	47,187	24,689,148	31,443	18,170,448
Northern China	3,444	1,250,355	3,114	855,875
Other regions	401	243,947	1,279	960,687
2. Japan	1,090	566,577	790	526,066
3. South Korea	1,935	1,047,630	1,666	1,001,291
4. Australia	2,771	848,300	4,010	1,404,737
5. Others	2,589	1,358,993	2,377	1,342,289
6. Total for the Group	59,417	30,004,950	44,679	24,261,393

Most of the Group’s coal products are sold to the electricity, metallurgy, chemical industries and traders.

12      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The following table sets out the Group’s sales volume and sales income of coal in terms of industries for the first half of 2014:

	For the six months ended		For the six months ended
	30 June 2014		30 June 2013
	Sales volume	Sales income	Sales volume	Sales income
	(Kiloton)	(RMB’000)	(Kiloton)	(RMB’000)

1. Electricity	11,238	4,630,434	6,868	2,894,363
2. Metallurgy	3,518	2,021,591	5,135	2,612,398
3. Chemical	4,118	2,445,695	5,121	3,587,806
4. Trades	37,907	19,590,515	18,671	10,135,632
5. Others	2,636	1,316,715	8,884	5,031,194
6. Total for the Group	59,417	30,004,950	44,679	24,261,393

3)	Cost of coal sales

The Group’s cost of coal sales in the first half of 2014 was RMB24.801 billion, representing an increase of RMB6.271 billion, or 33.84% as compared with that of the first half of 2013. This was mainly due to the fact that  the increase in sales cost of externally purchased coal by RMB6.5997 billion as compared with that of the first half of 2013; ‚ the cost of coal sales of both domestic and overseas business operators was generally decreased through the implementation of sales cost decreasing measures such as “Three Reductions and Three Enhancements”, etc.

The following table sets out the cost of coal sales in terms of business entities:

			For the six	For the six		Percentage
			months ended	months ended	Increase/	of increase/
		Unit	30 June 2014	30 June 2013	decrease	decrease (%)

The Company	Total cost of sales	RMB’000	4,933,333	4,876,124	57,209	1.17
	Cost of sales per tonne	RMB	264.91	298.91	-34.00	-11.37
Shanxi Neng Hua	Total cost of sales	RMB’000	125,501	132,535	-7,034	-5.31
	Cost of sales per tonne	RMB	162.40	208.90	-46.50	-22.26
Heze Neng Hua	Total cost of sales	RMB’000	527,489	489,386	38,103	7.79
	Cost of sales per tonne	RMB	312.16	500.48	-188.32	-37.63
Ordos Neng Hua	Total cost of sales	RMB’000	371,434	434,109	-62,675	-14.44
	Cost of sales per tonne	RMB	150.13	162.85	-12.72	-7.81
Yancoal Australia	Total cost of sales	RMB’000	2,856,586	3,178,671	-322,085	-10.13
	Cost of sales per tonne	RMB	404.45	447.64	-43.19	-9.65
Yancoal International	Total cost of sales	RMB’000	694,375	673,823	20,552	3.05
	Cost of sales per tonne	RMB	283.33	238.19	45.14	18.95
Externally purchased coal	Total cost of sales	RMB’000	15,548,891	8,949,185	6,599,706	73.75
	Cost of sales per tonne	RMB	578.35	608.25	-29.90	-4.92

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In the first half of 2014, the cost of coal sales of the Company is RMB4.9333 billion, representing an increase of RMB57.209 million or 1.2% as compared with that of the first half of 2013. The cost of coal sales per tonne is RMB264.91, representing a decrease of RMB34 or 11.4%. The main reason was that (1) the cost of sales per tonne was affected and decreased by RMB4.95 and RMB15.63 respectively through the implementation of “Three Reductions and Three Enhancements”, optimization of production systems, decreasing of material consumption and number of labor; (2) the withholding standard of subsidence fees was decreased by RMB10 per tonne as compared with the first half of 2013, therefore the cost of sales per tonne was affected and decreased by RMB9.59; (3) coal sales volume was increased as compared with that of the first half of 2013. Therefore the cost of coal sales per tonne was affected and decreased by RMB6.27.

In the first half of 2014, the cost of coal sales of Shanxi Neng Hua is RMB125.5 million, representing a decrease of RMB7.034 million or 5.3% as compared with that of the first half of 2013. The cost of sales per tonne is RMB162.40, representing a decrease of RMB46.50 or 22.3% as compared with that of the first half of 2013. The main reason was that (1) the cost of sales per tonne was affected and decreased by RMB21.03 through the implementation of “Three Reductions and Three Enhancements”, optimization of production systems, decreasing of number of labor; (2) the coal sales volume was increased as compared with that of the first half of 2013, therefore the cost of sales per tonne was affected and decreased by RMB23.40.

In the first half of 2014, the cost of coal sales of Heze Neng Hua is RMB527.5 million, representing an increase of RMB38.103 million or 7.8% as compared with that of the first half of 2013. The cost of sales per tonne is RMB312.16, representing a decrease of RMB188.32 or 37.6% as compared with that of the first half of 2013. The main reason was that (1) the cost of sales per tonne was affected and decreased by RMB8.84 and RMB15.17 respectively through the implementation of “Three Reductions and Three Enhancements”, optimization of production systems, decreasing of number of labor; (2) the coal sales volume was increased as compared with that of the first half of 2013, therefore the cost of sales per tonne was affected and decreased by RMB162.57.

In the first half of 2014, the cost of coal sales of Ordos Neng Hua is RMB371.4 million, representing a decrease of RMB62.675 million or 14.4% as compared with that of the first half of 2013. The cost of sales per tonne is RMB150.13, representing a decrease of RMB12.72 or 7.8% as compared with that of the first half of 2013. The main reason was that (1) the cost of sales per tonne was affected and decreased by RMB25.25 through the reduction of outsourcing laboring services; (2) the coal sales volume was decreased as compared with the first half of 2013, therefore the cost of sales per tonne was affected and increased by RMB12.61.

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In the first half of 2014, the cost of coal sales of Yancoal Australia is RMB2.8566 billion, representing a decrease of RMB322.1 million or 10.1% as compared with that of the first half of 2013. The cost of sales per tonne is RMB404.45, representing a decrease of RMB43.19 or 9.7% as compared with that of the first half of 2013. The main reason was that (1) the cost of sales per tonne was affected and decreased by RMB36.57 due to the exchange rate depreciation of Australian dollar against RMB as compared with that of the first half of 2013; (2) the cost of sales per tonne was affected and decreased by RMB7.50 through the optimization and regulating of the equipment application, and reduction of equipment rental fees.

In the first half of 2014, the cost of coal sales of Yancoal International is RMB694.4 million, representing an increase of RMB20.552 million or 3.1% as compared with that of the first half of 2013. The cost of sales per tonne is RMB283.38, representing an increase of RMB45.14 or 19.0% as compared with that of the first half of 2013. The main reason was that (1) the cost of sales per tonne was affected and decreased by RMB25.34 due to the exchange rate depreciation of Australian dollar against RMB as compared with that of the first half of 2013; (2) the coal sales volume was decreased as compared with the first half of 2013 due to the initiative to limit production in response to the adverse market situation; therefore the cost of sales per tonne was affected and increased by RMB64.70.

(2)	Railway transportation business

In the first half of 2014, the transportation volume of the Railway Assets was 8.89 million tonnes, representing an increase of 0.43 million tonnes or 5.1% as compared with that of the first half of 2013. Income from railway transportation services of the Company (income from transported volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) was RMB215.4 million in the first half of 2014, representing an increase of RMB4.405 million or 2.1% as compared with that of the first half of 2013. The cost of railway transportation services was RMB132.2 million, representing a decrease of RMB33.631 million or 20.3% as compared with that of the first half of 2013.

(3)	Coal chemicals business

In the first half of 2014, the methanol production volume of Yulin Neng Hua was 0.33 million tonnes, representing a decrease of 4 thousand tonnes or 1.2% as compared with that of the first half of 2013. The methanol sales volume was 0.34 million tonnes in the first half of 2014, representing an increase of 9 thousand tonnes or 2.7% as compared with that of the first half of 2013. The income from methanol sales was RMB630.9 million, representing an increase of RMB42.705 million or 7.3% as compared with that of the first half of 2013. The cost of methanol was RMB455.5 million, representing a decrease of RMB17.631 million or 3.7% as compared with that of the first half of 2013.

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(4)	Power generation business

The following table sets out the summary of operation of the Group’s power generation business for the first half of 2014:

	Power generation (10,000 kW/h)			Electricity sold (10,000 kW/h)
	For the six months ended 30 June 2014	For the six months ended 30 June 2013	Percentage of increase/ decrease (%)	For the six months ended 30 June 2014	For the six months ended 30 June 2013	Percentage of increase/ decrease (%)

1. Hua Ju Energy	46,720	51,746	-9.71	15,811	45,690	-65.40
2. Yulin Neng Hua	13,508	12,544	7.68	680	142	378.87

Note:	1.	Since March 2014, the electricity generated by power plant of Hua Ju Energy is sold externally after satisfying its internal operating requirements.
	2.	Electricity generated by power plant of Yulin Neng Hua is sold externally after satisfying its internal operating requirements.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	For the six months ended 30 June 2014	For the six months ended 30 June 2013	Increase/ decrease (%)	For the six months ended 30 June 2014	For the six months ended 30 June 2013	Increase/ decrease (%)

1. Hua Ju Energy	68,085	174,262	-60.93	52,288	144,864	-63.91
2. Yulin Neng Hua	1,543	370	317.03	2,290	468	389.32

(5)	Heat business

Hua Ju Energy generated heat energy of 0.88 million steam tonnes and sold 50 thousand steam tonnes in the first half of 2014, realizing a sales income of RMB12.518 million, with a cost of sales of RMB6 million.

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3.	Main business by regions

	Sales income (RMB’000)	Increase/ decrease in sales income as compared with that of the first half of 2013 (%)

Domestic	27,111,889	29.31
Overseas	3,821,500	-10.60

Total	30,933,389	22.55

(II)	Analysis of Main Business

1.	Analysis of changes in brief Consolidated Income Statement items and brief Consolidated Statement of Cash Flow items

	For the six months ended 30 June 2014	For the six months ended 30 June 2013	Increase/ decrease
	(RMB’000)	(RMB’000)	(%)

Sales income	30,933,389	25,240,691	22.55
Cost of Sales	25,425,139	19,293,074	31.78
Cost of coal transportation	1,171,307	1,044,604	12.13
Selling, general and administrative expenses	3,568,844	8,688,464	-58.92
Other business income	779,105	454,158	71.55
Income tax	-33,723	-1,252,939	-97.31
Net cash inflow from operating activities	409,735	-166,614	—
Net cash outflow from investing activities	-5,597,708	-4,492,018	24.61
Net cash inflow from financing activities	7,749,487	381,225	1,932.79
R&D Expenditure	58,050	36,133	60.66

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(1)	Analysis of changes in brief Consolidated Income Statement items

The Group’s sales income in the first half of 2014 was RMB30.9334 billion, representing an increase of RMB5.6927 billion or 22.6% as compared with that of the first half of 2013. This was mainly due to the fact that: the increase of sales volume of self-produced coal resulted in an increase of sales income by RMB1.6625 billion; the decrease of price of self-produced coal led to a decrease of sales income by RMB2.5776 billion; the sales income of externally purchased coal increased by RMB6.6586 billion.

The Group’s cost of sales in the first half of 2014 was RMB25.4251 billion, representing an increase of RMB6.1321 billion or 31.8% as compared with that of the first half of 2013. This was mainly due to the fact that the increase of sales volume of externally purchased coal led to an increase of RMB6.5997 billion of operating cost.

The Group’s selling, general and administrative expenses in the first half of 2014 was RMB3.5688 billion, representing a decrease of RMB5.1196 billion or 58.9% as compared with that of the first half of 2013. This was mainly due to the fact that: (1) a currency exchange loss of RMB3.1085 billion was incurred in the first half of 2014 as compared with that of the first half of 2013; (2) the decrease of RMB2.1115 billion in the impairment losses on assets as compared with that of the first half of 2013.

The Group’s other income in the first half of 2014 was RMB779.1 million, representing an increase of RMB324.9 million or 71.6% as compared with that of the first half of 2013. This was mainly due to the fact that: (1) RMB231 million of enterprise development fund was received from the Government during the reporting period; (2) an increase of RMB90.097 million of the government subsidies received by the Company as compared with that of the first half of 2013.

The Group’s income tax in the first half of 2014 was RMB-33.723 million and the income tax of the first half of 2013 was RMB-1.2529 billion. This was mainly due to the decrease of RMB1.5629 billion of income tax resulted by the exchange loss and the impairment losses on assets in the first half of 2013.

The Group’s R&D expenditure in the first half of 2014 was RMB58.05 million, representing an increase of RMB21.917 million or 60.7% as compared with the first half of 2013. This was mainly due to the investment increase in R&D resulting in an increase of RMB30.110 million of the capitalized R&D expenditure during the reporting period as compared with that of the first half of 2013.

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(2)	Analysis of changes in brief Consolidated Statement of Cash Flow items

In the first half of 2014, net cash inflow from operating activities of the Group was RMB409.7 million and the net cash outflow from operating activities of the first half of 2013 was RMB166.6 million, which was mainly due to the fact that (1) The dividend income of the joint venture was increased by RMB162 million as compared with the first half of 2013; (2) The payment of income tax was decreased by RMB384.7 million as compared with the first half of 2013.

In the first half of 2014, net cash outflow from investing activities of the Group was RMB5.5977 billion, representing an increase of RMB1.1057 billion or 24.6% as compared with that of the first half of 2013, which was mainly due to the facts that (1) the decrease of assets acquisition and equity investment resulted in a decrease of net cash outflow by RMB3.6801 billion as compared with that of the first half of 2013; (2) the change of bank guarantee deposit and restricted cash balance resulted in an increase of net cash outflow by RMB4.7877 billion as compared with that of the first half of 2013.

In the first half of 2014, net cash inflow from financing activities of the Group was RMB7.7495 billion, representing an increase of RMB7.3683 billion or 1932.8% as compared with that of the first half of 2013, which was mainly due to: (1) the collection of cash of RMB9.9475 billion from issuance of bonds and short-term financing bonds during the reporting period; (2) the collection of cash of RMB1.8357 billion from issuance of perpetual bonds in USD during the reporting period; (3) the collection of cash from bank loan decreased by RMB5.4287 billion as compared with that of the first half of 2013; (4) the decrease of cash payment of minority dividends by RMB3.6215 billion as compared with that of the first half of 2013; (5) RMB1.4492 billion of CVR repurchases amount was paid to the original shareholders of Gloucester (excluding Noble Group) during the reporting period. (6) the increase of cash payment of debt by RMB1.0427 billion as compared with that of the first half of 2013.

(3)	Others

1)	Specifications for significant changes in components or sources of the Group’s profits

Not applicable.

2)	Implementation status of the Group’s operating scheme

In the first half of 2014, facing the severe macroeconomic situation and the extended downturn of the coal market, the Group implemented the operating scheme properly in each business segments through the optimization and innovation of production organization, flexible adjustment of sales strategies and scientific development of marketing systems. In the first half of 2014, the Group sold 59.42 million tonnes coal, which accounts for 56.6% of the planned coal sales volume for the year 2014; the Group sold 340 thousand tonnes methanol, which accounts for 35.4% of the planned methanol sales volume for the year 2014. In the first half of 2014, the sales volume of methanol is lower than 50% of the sales plan of 2014, which was mainly due to the fact that the sales plan of 2014 includes the methanol production of Ordos Neng Hua, which will be up and running in the second half of 2014.

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3)	Capital Sources and Use

In the first half of 2014, the Group’s principal source of capital was the cash flow from operations, issuance of the Company bonds, and issuance of short-term financing bonds, issuance of perpetual bonds in USD and bank loans. The Group has utilized its capital mainly for operating business expenses, purchase of property, machinery and equipment, payment of shareholders’ dividend and repayment of bank loans.

The Group’s capital expenditure for the purchase of property, machinery and equipment for the first half of 2014 was RMB2.2563 billion, representing a decrease of RMB426.5 million or 15.9% as compared with RMB2.6828 billion in the first half of 2013.

(III)	Assets and Liabilities

1.	Table for the analysis of changes in the consolidated assets and liabilities items

	As at 30 June 2014		As at 31 December 2013
	RMB’000	Percentage to total assets (%)	RMB’000	Percentage to total assets (%)	Increase/ decrease (%)

Bank guarantee deposits	8,296,259	5.98	4,441,210	3.48	86.80
Prepayment and accounts receivable	8,652,280	6.24	5,259,576	4.13	64.51
Joint Venture investment	330,254	0.24	488,350	0.38	-32.37
CVR	—	—	1,408,729	1.11	-100.00
Tax payable	150,500	0.11	909,967	0.71	-83.46

At the end of the reporting period, the Group’s bank guarantee deposits were RMB8.2963 billion, representing an increase of RMB3.855 billion or 86.8% as compared with that of the beginning of 2014. This was mainly due to the increase of RMB4 billion of the structural deposit.

At the end of the reporting period, the Group’s prepayment and other receivables were RMB8.6523 billion, representing an increase of RMB3.3927 billion or 64.5% as compared with that of the beginning of 2014. This was mainly due to: (1) the increase of RMB2.8654 billion of the prepayment for externally purchased coal; (2) the increase of RMB415.2 million of prepayment for equipment purchasing.

At the end of the reporting period, the Group’s joint venture investment was RMB330.3 million, representing a decrease of RMB158.1 million or 32.4% as compared with that of the beginning of 2014. This was mainly due to the loss of Middlemount coal mine of Yancoal Australia.

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At the end of the reporting period, the Group’s CVR was decreased by RMB1.4087 billion or 100.0% as compared with that of the beginning of 2014. This was mainly due to the fact that RMB1.4492 billion of CVR repurchases amount was paid to the original shareholders of Gloucester (excluding Noble Group) during the reporting period.

At the end of the reporting period, the Group’s tax payable was RMB150.5 million, representing a decrease of RMB759.5 million or 83.5% as compared with that of the beginning of 2014. This was mainly due to the payment of income tax that was not paid in 2013, during the reporting period.

2.	Other information

(1)	Debt to equity ratio

As at 30 June 2014, the equity attributable to the equity holders of the Company and interest-bearing debt amounted to RMB42.5627 billion and RMB64.4682 billion respectively, representing a debt to equity ratio of 151.5%. For detailed information on interest-bearing debt, please refer to Note 21 of the financial statements prepared under IFRS or the Note VI 18, VI 27-31 of the financial statements prepared under CASs.

(2)	Contingent liabilities

For details of the contingent liabilities, please see Note 31 of the financial statements prepared under the IFRS.

(3)	Pledge of assets

For details of pledge of assets, please see Note 16-17 of the financial statements prepared under IFRS or the Note VI 11-13 of the financial statements prepared under CASs.

(IV)	Analysis of Core Competitiveness

In the first half of 2014, confronted by severe situation of the coal market, the Group optimized the synergetic development among various business sectors to further enhance the Group’s core competitiveness. Through production organization optimization, marketing strategy adjustment and marketing system expansion, coal production and sales of the Group was increased. Relying on the advantages of management, technologies and internationalized marketing layout, the Group realized the increase of production, quality, efficiency and profitability and decrease of cost through the deep exploration of operation potentials and innovation of the full operational work process. The Group effectively ensured sustainable development and further improved the risk resistance capability.

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(V)	Analysis of Investment

1.	Overall analysis of the Group’s external equity investment during the reporting period

(The financial data listed in this section were calculated according to CASs)

(1)	The total amount of the Group’s external equity investment was RMB600 million as at the end of the reporting period. Please see the following table for the details of the investment projects.

No.	Projects of external equity investment	Total investment amount of projects (RMB)	Company’s investment amount (RMB)	Name of the invested company	Main business	The Company’s equity interest in the invested company
1	Investment in the establishment of Shandong Zhongyin Logistics and Trade Company Limited.	300,000,000	100,000,000	Shandong Zhongyin Logistics and Trade Co., Ltd.	Logistics and Trade	100%

2	Investment in the Zhongyin Financial Leasing Company Limited.	500,000,000	375,000,000	Zhongyin Financial Leasing Co., Ltd.	Financial Leasing	75%

3	Increasing the registered capital of Yankuang Group Finance Company Limited.	125,000,000	125,000,000	Yankuang Group Finance Co., Ltd.	Provision of deposit services to member companies; provision of counterpart loans; provision of draft acceptance and discounting services to member companies, etc.	25%

Total		925,000,000	600,000,000	—	—	—

Note:	The Company actually paid RMB100 million as registered capital of Shandong Zhongyin Logistics and Trade Co., Ltd. as at the date of this report.

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(2)	The Group’s equity investment in other listed companies at the end of the reporting period

Stock code	Stock abbreviation	Cost of initial investment (RMB)	Equity held at 1 January 2014 (%)	Equity held at 30 June 2014 (%)	Book value at the end of the reporting period (RMB)	Gains or losses during the reporting period (RMB)	Changes in equity attributable to shareholders during the reporting period (RMB)	Accounting items

600642	Shenergy	60,420,274	0.80	0.80	157,678,173	—	-6,296,177	Available-for-sale financial assets
601008	Lianyungang	1,760,419	0.22	0.17	7,355,400	85,185	515,745	Available-for-sale financial assets

Total		62,180,693	—	—	165,033,573	85,185	-5,780,432	—

Note:	During the reporting period, the non-public issuance of the shares of Jiangsu Lianyungang Port Co., Ltd. was completed. Its total share capital increased to 1.0152 billion shares.

Source of Shenergy shares: agreement for the transfer of public corporate shares in 2002, bonus issue shares in 2003 and subscription of placement shares in 2010 with cash in hand and shares dividend in 2010.

Source of Lianyungang shares: subscription of shares as a founder upon establishment of the company and shares dividend in 2007 and 2011.

(3)	Equity interests in non-listed financial corporations held by the Company as at the end of the reporting period

						Unit: RMB100 million
Corporations	Amount of initial investment	Equity held at 1 January 2014 (%)	Equity held at 30 June 2014 (%)	Book value at the end of the reporting period	Gains or losses during the reporting period	Changes in equity attributable to shareholders during the reporting period	Accounting items	Source of shares

Yankuang Group Finance Company Limited	1.250	25	25	2.969	0.175	0.175	Long-term equity investment	Capital investment
Shandong Jianxin Zoucheng Rural Bank Company Limited	0.090	9	9	0.090	—	—	Available-for-sale financial assets	Capital investment

Total	1.340	—	—	3.059	0.175	0.175	—	—

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The equity interests of non-listed financial corporations held by the Company

Yanzhou Coal, Yankuang Group and China Credit Trust Co., Ltd jointly established Yankuang Group Finance Company Limited (hereinafter ‘Yankuang Finance’) on 13 September 2010. In the initial contribution to the registered capital of Yankuang Finance, Yanzhou Coal contributed RMB125 million in cash, representing an equity interest of 25% in Yankuang Finance. As approved at the first meeting of the sixth session of the Board, on 20 June 2014 Yanzhou Coal and other shareholders of Yankuang Finance increased the registered capital of Yankuang Finance from RMB500 million to RMB1 billion in proportion to their original shareholding in Yankuang Finance, of which Yanzhou Coal contributed RMB125 million.

Yanzhou coal, China Construction Bank Limited and eight other companies jointly established Shandong Jianxin Zoucheng Rural Bank Company Limited in 2011. The registered capital of Shandong Jianxin Zoucheng Rural Bank is RMB100 million, of which Yanzhou Coal contributed RMB9 million in cash, representing an equity interest of 9%.

2.	Commissioned financing in nonfinancial corporations and investment in derivatives

(1)	Commissioned financing

For details of commissioned financing, please refer to the section headed “VI. Material Contracts and Performance” under “Chapter 4 Significant Events” in this report.

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(2)	Entrusted loan

Borrower	Amount of loan	Term of loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period

Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	8 years	4.585%	Construction of methanol project	Yes	Yes	Nil

Yanzhou Coal Yulin Neng Hua Company Limited	RMB1.5 billion	8 years	4.585%	Construction of methanol project	Yes	RMB100 million has been recovered	Nil

Shanxi Tianhao Chemicals Company Limited	RMB190 million	5 years	6.40%	Construction of methanol project	No	No	Nil

Yanmei Heze Neng Hua Company Limited	RMB529 million	5 years	6.40%	Supplement for working capital	No	Yes	RMB1,608,000

Yanmei Heze Neng Hua Company Limited	RMB600 million	5 years	6.40%	Expenditure of projects construction	No	No	RMB19,413,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB1.95 billion	5 years	6.45%	Consideration of Zhuan Longwan mining rights	No	No	RMB63,586,000

Yanmei Heze Neng Hua Company Limited	RMB1.7 billion, of which RMB790 million has been withdrawn	5 years	6.40%	Construction of Zhaolou power plant project	No	No	RMB25,205,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB200 million	3 years	6.15%	Supplement for working capital	No	No	RMB6,218,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB2.8 billion	5 years	6.40%	Acquisition of Wenyu coal mine	No	No	RMB9,060,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB1.9 billion	5 years	6.40%	Construction of methanol project	No	No	RMB61,476,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB2.592 billion	5 years	6.40%	Consideration of Zhuan Longwan mining rights	No	No	RMB83,866,000

Yanzhou Coal Ordos Neng Hua Company Limited	RMB630 million	3 years	6.15%	Acquisition of Wenyu coal mine	No	No	RMB19,588,000

Shandong Yanmei Rizhao Port Coal Storage and Blending Company Limited	RMB300 million	1 year	6.00%	Supplement for working capital	No	No	RMB8,770,000

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Note:

1.	The Company’s entrusted loans have been approved in accordance with the relevant legal procedures and all the borrowers are controlled subsidiaries of the Company, therefore, the entrusted loans do not constitute connected transactions.

The source of the above mentioned entrusted loans was the Company’s self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2.	The entrusted loan of RMB190 million to Tianhao Chemicals has been overdue and the Company recognized full amount of assets impairment in respect of the said entrusted loan. The other entrusted loans have not been overdue and no provisions of assets impairment loss are made in respect of such entrusted loan.

As approved at the general manager working meeting held on 22 January 2007, Shanxi Neng Hua provided RMB200 million entrusted loan to Tianhao Chemicals, the details of which are shown in the following table.

Borrower	Amount of entrusted loan	Term of entrusted loan	Interest rate	Purpose	Whether extended the period	Whether principal has been recovered	Interest income during the reporting period

Shanxi Tianhao Chemicals Company Limited	RMB200 million	5 years	6.40%	Construction of methanol project	No	No	Nil

Note:

1.	The entrusted loan provided by Shanxi Neng Hua has been approved in accordance with the relevant legal procedures and the borrower is a controlled subsidiary of Shanxi Neng Hua, therefore, the entrusted loan does not constitute as a connected transaction.

The source of above mentioned entrusted loan was Shanxi Neng Hua’s self-owned fund, which was neither subject to any pledges or guarantors nor to any contentious matters.

2.	The entrusted loan to Tianhao Chemicals has been overdue and Shanxi Neng Hua recognized full amount of assets impairment in respect of the said entrusted loan.

(3)	Other investment financing and investment in derivatives

There was no other investment financing during the reporting period.

For details of the investment in derivatives during the reporting period, please see Note 25 of the financial statements prepared under the IFRS or Note VI, 7 of the financial statements prepared under CASs.

3.	Use of fund raised

In the first half of 2014, the Group issued RMB5 billion corporate bonds, RMB5 billion short-term financing notes and USD300 million perpetual bonds. For detailed information of the use of fund raised, please refer to the section headed “II. Securities Issuance” under “Chapter 5 Changes in Shares and Shareholders”.

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4.	Major projects of the Group using its own fund

Not applicable.

5.	Analysis of major subsidiaries and associated companies

Heze Neng Hua

In the first half of 2014, the net income of Heze Neng Hua was RMB202 million, representing an increase of RMB192.2 million or 1965.8% as compared with that of the corresponding period of 2013. This was mainly due to the increase in sales volume of saleable coal by 710,000 tonnes as compared with that of the corresponding period of 2013.

For details of the operation of Heze Neng Hua, please refer to “(I) Operational Analysis by Industries, Products or Regions” in this section.

Yulin Neng Hua

In the first half of 2014, the net income of Yulin Neng Hua was RMB103 million, representing an increase of RMB31.272 million or 43.6% as compared with that of the corresponding period of 2013. This was mainly due to the increase of methanol price as compared with that of the corresponding period of 2013 resulting in the increase of sales income by RMB26.499 million.

For details of the operation of Yulin Neng Hua, please refer to “(I) Operational Analysis by Industries, Products or Regions” in this section.

Yancoal Australia

Yancoal Australia experienced a loss of RMB1.0827 billion in the first half of 2014, representing a decrease of RMB3.5048 billion or 76.4% as compared with that of the corresponding period in 2013. This was mainly due to: (1) the currency exchange gain of RMB108.9 million during the reporting period as compared with the currency exchange loss of RMB2.9839 billion in the same period of last year, resulting in the increase of net income by RMB2.165 billion as compared with that of the same period of last year; (2) no accrued impairment loss of intangible asset during the reporting period as compared with the accrued impairment loss of intangible asset of RMB2.0996 billion in the same period of last year, resulting in the increase of net income by RMB1.4697 billion as compared with that of the same period of last year; (3) during the reporting period, the decrease of average coal sales price resulting in the decrease of net income by RMB415.7 million as compared with that of the same period of last year.

For details of the operation of Yancoal Australia, please refer to “(I) Operational Analysis by Industries, Products or Regions” in this section.

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CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

II.	CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES OR AMENDMENTS TO SIGNIFICANT ACCOUNTING ERRORS

(I)	Change in Accounting Policies

The Group applied the Enterprise Accounting Standards, which is newly amended and promulgated by the Ministry of Finance, early in the Interim Report for 2014. The situation is as follows:

1.	Long-term equity investments

According to the amended Enterprise accounting criteria No. 2-Long-term equity investments, the Group included equity investments which have control and significant influence and joint venture equity investments which have joint control in long-term equity investments. Equity investments which have no control, joint control or significant influence and cannot be measured reliably according to quoted market price and fair value will be calculated according to financial instruments.

According to the requirements of the criteria, the Group retrospectively adjusted a long-term equity investment of RMB38,503,000 which had no control, joint control or significant influence at the end of 2013 to available-for-sale financial assets.

2.	Presentation of financial statements

According to the requirements of the amended Enterprise accounting criteria No.30 – Presentation of financial statements and its application guidelines, the Group amended the presentation of financial statements, including adding “subsequently reclassified to profit or loss when required conditions are met during accounting period” and “not subsequently reclassified to profit or loss during accounting period” under “Other comprehensive income” items in the Income Statement.

According to the requirements of the criteria, the Group amended the presentation of Interim Financial Statements for 2014 and also made corresponding adjustments to the presentation of comparative statements. The results are as follows:

Unit: RMB’000

Balance Sheet Item	31 December 2013	Reclassified Amount	31 December 2013 (Restatement)

Deferred income	—	62,327	62,327
Other non-current liability	62,327	-62,327	—
Capital reserve	2,427,026	678,954	3,105,980
Translation reserve	-3,142,877	3,142,877	—
Other comprehensive income	—	-3,821,831	-3,821,831

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Income Statement Item	January to June 2013	Additional disclosed amount	January to June 2013 (Restatement)

Other comprehensive income	-2,181,241	—	-2,181,241
(1) Other comprehensive income not subsequently reclassified to profit or loss	—	—	—
(2) Other comprehensive income subsequently reclassified to profit or loss	—	-2,181,241	-2,181,241
1. Profit or loss at fair value of available-for-sale financial assets	—	-17,806	-17,806
2. Effective portion of profit or loss of cash flow hedging	—	-313,257	-313,257
3. Translation reserve	—	-1,850,178	-1,850,178

Other newly amended and promulgated standards only had influence on the description of accounting policies in financial statements. The Group made supplementary amendments and disclosures to the descriptions of relevant accounting policies in the financial report.

This change in accounting policies had no significant influence on the Group’s asset, liability, profit or loss and cash flow under the PRC accounting standards. It had no impact on the financial statements of the Group prepared in accordance with IFRS.

The above changes in accounting policies have been considered and approved in the second meeting of the sixth session of the Board of Directors.

(II)	Changes in Accounting Estimates or Amendments to Significant Accounting Errors

During the reporting period, there were no changes in accounting estimates or amendments to significant accounting errors of the Group.

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CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

III.	PROFIT DISTRIBUTION OR CAPITAL RESERVES TRANSFERRED TO SHARE CAPITAL

(I)	Implementation of Cash Dividend Plan during the Reporting Period

The 2013 annual general meeting of the Company held on 14 May 2014 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2013 cash dividends of RMB98.368 million (tax inclusive) to the Shareholders, i.e., RMB0.02 per share (tax inclusive). As at the date of this report, the cash dividends for the year 2013 have been distributed to the Shareholders.

(II)	Interim Profit Distribution for the First Half of 2014

The Company will not distribute any interim dividend, nor will the Company increase its capital from capital reserve in the first half of 2014.

IV.	CAPITAL EXPENDITURE PLAN

The capital expenditure for the first half of 2014 and the estimated capital expenditure for the second half of 2014 of the Group are set out in the following table:

	The first half of 2014 (RMB100 million)	The second half of 2014 (Estimated) (RMB100 million)	2014 (RMB100 million)
			Present estimate	Previous estimate

The Company	6.239	14.341	20.580	21.700
Shanxi Neng Hua	0.323	0.914	1.237	1.237
Yulin Neng Hua	0.079	0.858	0.937	0.937
Heze Neng Hua	3.348	5.276	8.624	8.624
Hua Ju Energy	0.121	0.818	0.939	0.939
Ordos Neng Hua	5.53	16.660	22.190	28.632
Haosheng Company	0.84	6.456	7.296	7.296
Yancoal Australia	5.349	9.871	15.220	21.830
Yancoal International	0.734	2.213	2.947	2.947

Total	22.563	57.407	79.970	94.142

The Group possesses relatively sufficient financing channels, which are expected to meet the operation and development requirements.

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V.	OUTLOOK

(I)	Operating Strategies for the Second Half of 2014

In the second half of 2014, affected by the sluggish global macro-economy, coal will continue to be oversupplied in the domestic and international markets. With gradual implementation of directional control policy by the Chinese government and the end of the competitive strategy to force prices down by large-scale coal enterprises, it is estimated that the global coal price will run at a low level.

Faced with complex and severe economic situation and unfavorable conditions, the Group will focus on the full implementation of the value recreation to the whole process of “Three Reductions and Three Enhancements” strategy. The Group will take more effective measures and actively respond to challenges to ensure steady development of the company. For the second half of 2014, the Group will primarily focus on the implementation of the following operating measures:

The Group will organize our production in a scientific way to increase production and enhance efficiency. The Group will adhere to increase production increase, continue assurance, enhance safety and reduce costs in coal mines within Shandong province to maintain stable production and high efficiency; give priority to production increase, potential development, quality improvement and profitability enhancement in coal mines outside Shandong province to ensure stable production of existing mine and boost construction speed of new mine; and develop high-quality projects and cut down on the low-quality ones, improve the production of mines and types of coals with higher profitability with high profitability. The Group will accelerate the development of high-quality projects including Moolarben coal mine Stage II.

The Group will expand the marketing system to achieve revenue and efficiency. The Group will analyze the market in a scientific way and achieve precise marketing to ensure the optimal coal grade portfolio and maximum economic benefit. The Group will increase the washing capacity of raw coal and enhance the development of the clean coal market to realize the breakthrough of enhancing quality and efficiency. The Group will increase coal distribution to create value-added products and achieve low-cost regional market integration. The Group will improve our sales network layout and expand the market in Shaanxi and Inner Mongolia, along the river and sea and develop a market for imported coal from Australia to boost market share. Relying on the existing logistics trade platform, the Group will enhance our trade profitability on the premise of the risk prevention and control.

The Group will maintain competition advantage on cost to reduce cost and enhance efficiency. As a core emphasis, the control of cost top line will be carried on. The Group will develop potentials, reduce cost and raise marginal contribution through a series of comprehensive measures, including the procurement by price comparison among all varieties, the implementation of the zero-base management to control expenditure; the collection and allocation of spare equipment and material, the recycling of waste materials and simplification of personnel, etc..

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CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

The Group will enhance operating management to add value and increase efficiency. The Group will optimize capital management and develop financing sources to reduce debt asset ratio; enhance capital control and improve the cash reserves to ensure the security of the capital chain; implement innovative financial management and carry out wealth management of structural deposits timely; and strengthen the assessment of performance target to create incentive and disciplinary effect.

The Group will enhance project construction to speed up the development. The Group will accelerate the construction of project in progress and procedures settlement and focus on the operation of project put into production to achieve production and efficiency as soon as possible. The Group will make strategic reserves to the future projects to assure the mid-term and long-term sustainable development of the Company.

(II)	Major Risks Faced by the Group, Impact and Measures

Risks arising from product price volatility

Affected by continuous downturn of the global economy, there are quantitative easing and structural surplus in coal market. Meanwhile, various pressures such as adjustment of energy policy, suppression from related industries, impact of overseas coal and competition among coal industry will curb the coal price, thus the product price of the Group is subject to relatively high risks of downside fluctuation.

Counter-measures: In view of the price volatility risk, the Group will proactively analyze and study the market, adjust marketing strategies and innovate marketing method, accelerate integration of marketing resources, give full play to the marketing advantages in scale, region and brand, implement the domestic and international integrated marketing strategies, enhance our marketing position to minimize the adverse impact of market price fluctuations on the Group’s profits.

Risks arising from product trade

The coal trade volume of the Group has been continuously increasing in recent years. However, affected by factors such as variation of supply and demand and fluctuation of coal price, our profit from coal trade is relatively low. At the same time, as most of the coal trade suppliers are for operation purpose and large sum of prepaid fund was taken up, thus the product trade risks are high.

Counter-measures: In view of the coal trade risk, the Group will establish and improve market information analysis mechanism and trade risk evaluation system by monitoring market trend and seize trade opportunities to prevent market risks. The Group will make great effort to enhance offline trade, highlight scale effect, decrease purchasing cost, improve trade profitability and prevent funding risks.

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Risks arising from safety production

Coal mining, coal chemical and power generation are the three main business sectors of the Group. All of them are of high hazardous nature and of complex uncertainties in production. As the safety production cycle of coal mines in the headquarters has been extending, the ignorance of safety control in mine sites is obvious. Furthermore, new issues from new projects outside of headquarters, which will be soon put into production, are underway. Thus the Group faces a high risk of production safety.

Counter-measures: The Group will continue to strictly implement the safety responsibility system, optimize safety management operation mechanism, and promote employees’ safety management; building up risk pre-control management, strengthening the safety technique support and safety supervision work, to keep on the effective management and control of safety production.

Risks arising from debt financing

The debt-to-assets ratio of the Group has increased in recent years and the ability of debt repayment has slightly decreased. As a result, it becomes harder to finance with increased financing cost.

Counter-measures: In order to mitigate risks arising from debt financing, the Group has taken a series of measures: 1) making a reasonable funding plan, actively expanding fund raising channels and method to allocate fund at home and abroad in the most efficient manner; 2) optimizing the debt structure to lower the debt-to-assets ratio and financing cost to ensure the fund stock of the Group; 3) strengthening cash inflow management and financing to ensure sufficient operating cash flow of the Group.

Risks arising from efficiency and effectiveness of management and control

With business expansion across domestic and overseas markets as well as industry sectors, it has become increasingly challenging for the Group to manage its subsidiaries, which is not in conformity with the rapid development of the Group. Meanwhile, as the basic management to the subsidiaries is weak, the efficiency and effectiveness of management and control to the subsidiaries is not forceful. Thus the Group faces various risks.

Counter-measures: The Group will accelerate to establish a flexible and efficient management system that is in line with the actual situation and can achieve synergy at home and abroad. Firstly, the Group will encourage the integration of innovation in management culture and corporate culture; Secondly, the Group will improve the construction of internal control system and risk control system; Thirdly, the Group will enhance the assets management of its overseas subsidiaries and synergy management; Fourthly, the Group will establish a reliable and smooth information communication management system; Lastly, the Group will strengthen the supervision and examination of its subsidiaries.

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CHAPTER 3 BOARD OF DIRECTORS’ REPORT – CONTINUED

VI.	OTHER DISCLOSURES

(I)	The Impact of Exchange Rate Fluctuation

The impacts of exchange rate fluctuations on the Group were mainly reflected in:

1.	the overseas coal sales income as the overseas coal sales of the Group are denominated in USD and AUD;

2.	the exchange gains and losses of the foreign currency deposits and borrowings;

3.	the cost of imported equipment and accessories of the Group.

Affected by the changes in foreign exchange rates, the Group had the exchange gain of RMB56.381 million during the reporting period. For details of the exchange gain or loss, please see Note VI. 45 of the financial statements prepared under CASs or Note 7 of the financial statements prepared under IFRS.

To manage foreign currency risks arising from the expected revenue, Yancoal Australia has entered into foreign exchange hedging contracts with a bank. For details of the foreign exchange hedging contracts please see Note 25 of the financial statements prepared under IFRS or Note VI.7 of the financial statements prepared under the CASs.

To hedge the exchange losses of USD loan arising from the fluctuation of foreign exchange, Yancoal Australia and Yancoal International have taken foreign exchange hedging measures to such debt on the accounting basis. As at 30 June 2014, Yancoal Australia and Yancoal International effectively mitigated the impact on the current profits and losses through the hedging of USD loans amounting to USD4.755 billion and USD300 million, respectively.

Save as disclosed above, the Group did not take foreign exchange hedging measures on other foreign currencies and did not plan to further hedge the exchange rate between RMB and foreign currencies.

(II)	Taxation

During the reporting period, the Company and all its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% on its taxable profits. Yancoal Australia and Yancoal International are subject to a tax rate of 30% and 16.5%, respectively on their taxable profits.

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(III)	Recoverable Reserves of Yancoal International

During the reporting period, Yancoal International carried out further exploration on its coal mines and the recoverable reserves increased.

As at 30 June 2014, 31 December 2013 and 31 December 2012, the recoverable reserves of Yancoal International conforming to JORC Standard 2004 were as follows:

Unit: 100 million tonnes

	30 June 2014	31 December 2013	31 December 2012

Cameby Downs	4.341	4.293	4.340
Premier	1.502	1.521	1.562

Total	5.843	5.814	5.902

Note:

1.	The recoverable reserves of Cameby Downs mine include the recoverable reserves of Syntech Holdings Pty Ltd. and Syntech Holdings II Pty Ltd.
2.	The data for 2012 and 2013 Annual Report is subject to the data disclosed in this report.

(IV)	Statements on the warnings and reasons for the expected accumulated net profit may be negative from the beginning of 2014 till the end of the next reporting period or there might be significant changes to accumulated net profit as compared with the same period of last year.

(The data of this section are prepared under CASs)

Based on the calculation under the CASs by the finance department of the Company, it is estimated that the Company will make profit in the first three quarters of 2014 as compared with the loss for the first three quarters of 2013.

Due to the impact of foreign exchange loss, provision for impairment loss of assets and other factors, the net profit attributable to the equity holders of the Company for the first three quarters of 2013 was RMB-588.6 million.

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CHAPTER 4 SIGNIFICANT EVENTS

I.	CORPORATE GOVERNANCE

(I)	Corporate Governance

(in accordance with PRC regulatory requirements)

Since the listing of the Company, in accordance with PRC Company Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are listed, the Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system of the Company and the requirements in relevant documents issued by the CSRC.

The Company has closely monitored the securities market standards and rule of law, and has actively improved its corporate governance structure during the current reporting period as follows:

As approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014, amendments and improvements were made to certain corporate governance documents including Administrative Measures in relation to Connected Transactions, Management and Use System of Raised Fund and Rules for the Management of Relationships with Investors of Yanzhou Coal Mining Company Limited.

As approved at the 2013 annual general meeting held on 14 May 2014, according to the regulatory requirements and based on the actual situation, the Company made some amendments to its Articles. The Company also made corresponding amendments to related provisions in the Rules of Procedures for Shareholder’s General Meeting, the Rules of Procedures for the Board and the Rules of Procedures for Supervisory Committee based on the amendments to the Articles. For details, please refer to the announcements of the Company dated 21 March 2014 in relation to the amendments to the Articles and related governance documents and the announcement dated 14 May 2014 in relation to the resolutions passed at the 2013 annual general meeting. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

As approved at the second meeting of the sixth session of the Board held on 22 August 2014, the amendments were made to the terms of references for the Nomination Committee of the Board of Yanzhou Coal Mining Company Limited, which reflects the diversified policy of the Board.

(II)	Compliance with the Corporate Governance Code and the Model Code

(Prepared under the regulatory rules of Hong Kong)

The Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is very important to the operation and development of the Group. The Board is dedicated to the improvement of our corporate governance standard and regularly reviews corporate governance practices to ensure that the Company’s operation is in compliance with the laws, regulations and regulatory requirements of the places where the shares of the Company are listed.

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The corporate governance rules implemented by the Group include, but not limited to the following: the Articles, the Rules of Procedure for Shareholders’ General Meeting, the Rules of Procedure for the Board, the Rules of Procedure for Supervisory Committee Meeting, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Management of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. As at 30 June 2014, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Corporate Governance Code (“the Code”) contained in Hong Kong Listing Rules. Some of the corporate governance practices adopted by the Group are more stringent than the Code.

During the reporting period, there was no significant difference between the Company’s compliance with the Code provisions with that disclosed in the Company’s 2013 annual report, except for code provision A.2.1 as explained below.

Code provision A.2.1 of the Code stipulates that, among others, the roles of chairman and chief executive should be separate and should not be performed by the same individual. Due to the resignation of Mr. Zhang Yingmin from the position of general manager of the Company on 8 January 2014, Mr. Li Xiyong, the Chairman of the Board, temporarily carried out the duties as the general manager of the Company until the Board appointed the new general manager of the Company on 6 March 2014. The Company considers that the performance of duties as general manager of the Company by the Chairman during such period has no material impact on the Company’s corporate governance as a whole.

Having made specific enquiries to all Directors and Supervisors, during the reporting period, the Directors and Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 to the Hong Kong Listing Rules and the Code for Securities Transactions by Management of the Company. The Company has adopted a code of conduct regarding securities transactions of the Directors and Supervisors on terms no less stringent than the required standard set out in the Model Code.

II.	SIGNIFICANT LITIGATION, ARBITRATION AND EVENTS CALLED INTO QUESTION BY THE MEDIA EXTENDED TO THE REPORTING PERIOD

1.	Update on the dispute arbitration in relation to the performance of the contract execution between Shanxi Neng Hua and Shanxi Jinhui Coke Chemical Co., Ltd.

In February 2005, Shanxi Nenghua entered into an asset swap contract and a material supply contract with Shanxi Jinhui Coke Chemical Co., Ltd. (“Shanxi Jinhui”), according to which, Shanxi Jinhui shall compensate Tianhao Chemical, the subsidiary of Shanxi Nenghua, its actual losses if Shanxi Jinhui fail to provide the land for lease, gas, water, electricity supply and rail transportation for the establishment and production of Tianhao Chemical. In addition, Shanxi Jinhui shall purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua to compensate the losses at a price not less than the total investment in Tianhao Chemical as well as the interest on bank loans over the same period, if Tianchi Chemical is unable to operate continually caused by Shanxi Jinhui’s default.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

Shanxi Jinhui failed to fulfill the “contractual obligations to provide gas, middlings and land supply” and unilaterally suspended the gas supply. As a result, Tianhao Chemicals was unable to operate continually and subsequently ceased production of methanol in April 2012. In September 2013, Shanxi Neng Hua submitted the arbitration to Beijing Arbitration Commission, requesting Shanxi Jinhui to purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua and pay a total of RMB798.8 million comprising equity transfer and other losses in accordance with the contracts.

In October 2013, Shanxi Neng Hua submitted the application for property preservation to the People’s Court of Xinghualing District, Taiyuan City, Shanxi Province. 39% of equity equivalents of Shanxi Jinhui Longtai Coal Co., Ltd. held by Shanxi Jinhui was frozen and sealed up.

As at the disclosure date of this interim report, the case has not yet been heard.

2.	Update on the litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company

Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”), as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million.

The Company has delivered goods to the third party designated by Zhongxin Daxie after the execution of the contract and Zhongxin Daxie has settled the payment with the Company. All the obligations have been fulfilled under the contract.

It was the first instance judgment of the Shandong Provincial Higher People’s Court that: Zhongxin Daxie’s claim was rejected and the litigation fee of RMB0.8602 million shall be on Zhongxin Daxie, as the plaintiff of the litigation. On 30 June 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”), the Supreme Court has decided to accept Zhongxin Daxie’s appeal of judgment of the first instance of the litigation. For details, please refer to the announcements in relation to the update on this litigation dated 29 April 2014 and 30 June 2014, respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

As at the disclosure date of this interim report, the second instance of the Litigation has not yet been heard and the final result is unknown. So the Company is unable to accurately estimate the impact of the litigation on the company’s current profit and profit after the reporting period for the time being.

Save as disclosed above, there were no other significant litigation, arbitration and events called into question by the Media during the reporting period or extended to the reporting period.

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III.	SHARE INCENTIVE SCHEME

The Company did not have any share incentive scheme during the reporting period.

IV.	ASSET ACQUISITION, SALES AND MERGERS

Since April 2012, Tianhao Chemicals methanol project has ceased production due to the shortage of raw materials supply. It was approved to publicly sell the assets in respect of the methanol project at the 2012 first extraordinary general meeting of Tianhao Chemicals. The appraisal value for the assets of Tianhao Chemicals was RMB268 million as valued by Shandong Zhongxin Assets Appraisal Co., Ltd. The transaction is currently in the process of performing the procedure for asset disposal.

Save as disclosed above, there was no asset acquisition, sales and mergers during the reporting period.

V.	CONNECTED TRANSACTIONS

During the reporting period, the Group’s connected transactions were mainly continuing connected transactions entered into with its Controlling Shareholder (including its subsidiaries) in respect of the mutual provisions of materials and services, provision of entrusted loan to Shaanxi Future Energy Chemical Company Limited (“Shaanxi Future Energy”) and capital contribution to Yankuang Group Finance Company Limited.

(I)	Continuing Connected Transactions

At the 2011 annual general meeting held on 22 June 2012, the Company considered and approved the continuing connected transaction agreements including “Provision of Material Agreement”, “Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2012 to 2014. At the 2013 annual general meeting held on 14 May 2014, the Company approved the amendments to the annual cap for the transaction under “Provision of Products, Materials and Equipment Leasing Agreement” for the year 2014. The main ways to determine transaction price include state-prescribed price, market price and reasonable price. State price shall be adopted when available; Market price is applied when the state price is not available; Reasonable price (reasonable cost adds reasonable profits) is applied when neither state price nor market price is available. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

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At the twentieth meeting of the fifth session of the Board held on 21 March 2014, the Company considered and approved the “Financial Services Agreement” and “Provision of Special Labor and Services Agreement”. The parties of “Financial Services Agreement” agreed on the terms of the continuing connected transactions including the deposits, borrowings, settlement and the annual caps for the transaction for the year 2014. The rates for the fees to be charged by Yankuang Group Finance Company Limited for the financial services to be provided to the Group shall be no more than those charged by the major commercial banks in the PRC for the provision of comparable financial services to the Group. Pursuant to the “Provision of Specific Labour and Services Agreement”, the Group has agreed to provide professional services including coal washing and processing services and operation of coal mines services to Yankuang Group and the annual caps for the transaction for the year 2014. The fees to be charged by the Group for such services to be provided to the Yankuang Group shall be subject to the market price or state-prescribed pricing.

1.	Continuing connected transaction of the supply of materials and services

(the data below are prepared under CASs)

The sales of goods and provision of services by the Group to its Controlling Shareholder amounted to RMB1.7478 billion for the first half of 2014. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB1.1578 billion.

The following table sets out the continuing connected transactions of the supply of materials and services between the Group and the Controlling Shareholder for the first half of 2014:

					Increase/
	The first half of 2014		The first half of 2013		decrease of
		Percentage of		Percentage of	connected
	Amount	operating income	Amount	operating income	transactions
	(RMB’000)	(%)	(RMB’000)	(%)	(%)

Sales of goods and provision of services by the Group to its Controlling Shareholder	1,747,814	5.39	1,733,384	6.62	0.83
Sales of goods and provision of services by the Controlling Shareholder to the Group	1,157,775	3.57	1,020,894	3.90	13.4

The table below shows the effect on the Group’s profits from sales of coal by the Group to the Controlling Shareholder for the first half of 2014:

	Operating income	Operating cost	Gross profits
	(RMB’000)	(RMB’000)	(RMB’000)

Coal sold to the Controlling Shareholder	1,388,034	799,785	588,249

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2.	Continuing connected transaction of insurance fund

Pursuant to the Provision of Insurance Fund Administrative Services Agreement, the Controlling Shareholder shall provide the Group’s employees with management and handling services of endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maturity insurance fund (the “Insurance Fund”) for free. The amount of the Insurance Fund paid by the Group in the first half of 2014 was RMB619.1 million.

3.	Continuing connected transaction of financial services

Pursuant to the “Financial Services Agreement”, as at 30 June 2014, the balance of deposit and loan of the Group in Yankuang Group Finance Company Limited was RMB930 million and RMB187.1 million, respectively.

Save as disclosed above, no other continuing connected transactions of financial services occurred between the Group and Yankuang Group Finance Company Limited in the first half of 2014.

The following table sets out the details of the annual caps for 2014 and the actual transaction amounts in the first half of 2014 for the above continuing transactions.

No.	Type of connected transaction	Agreement	Annual cap for the year 2014 (RMB’000)	Value of transaction for the first half of 2014 (RMB’000)

1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	1,312,750	514,039
2	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,659,943	643,736
3	Insurance fund management and payment services provided by Yankuang Group (free of charge) for the Group’s staff	Provision of Insurance Fund Administrative Services Agreement	1,907,200	619,085
4	Sale of products, material and equipment lease provided to Yankuang Group	Provision of Products, Material and Equipment Lease Agreement	5,315,900	1,684,752
5	Power and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	268,800	60,906
6	Professional services including coal washing and processing services and operation of coal mines services provided to Yankuang Group	Provision of Special Labor and Services Agreement	102,800	2,156
7	Financial services provided by Yankuang Group:	Financial Services Agreement
	– deposit balance		930,000	930,000
	– comprehensive credit facility services		1,000,000	187,085
	– miscellaneous financial services fees		43,950	0

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

(II)	Provision of Entrusted Loan to Shaanxi Future Energy

As considered and approved at the first meeting of the sixth session of the Board held on 14 May 2014, the Company provided the entrusted loans amounting to RMB1.25 billion to Shaanxi Future Energy. Yankuang Group, the controlling shareholder of the Company, pledged its 30% equity interest in Shaanxi Future Energy as security in favor of the Company, and undertakes the liability for the full amount of the entrusted loan unconditionally and irrevocably.

For details, please refer to the announcement in relation to the connected transactions of the Company dated 14 May 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

As at the disclosure date of the Report, the Company has provided entrusted loan of RMB700 million to Shaanxi Future Energy.

(III)	Capital Contribution to Yankuang Group Finance Company Limited

As considered and approved at the first meeting of the sixth session of the Board held on 14 May 2014, the Company made a capital contribution of RMB125 million to Yankuang Finance. In respect of the shareholding structure and main business of Yankuang Finance and other details of this transaction, please refer to the announcement in relation to the connected transactions of the Company dated 14 May 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

The completion of the above mentioned capital increase took place on 20 June 2014. The registered capital of Yankuang Finance were increased to RMB1 billion from RMB500 million following the completion.

As at 30 June 2014, the total assets and net assets of Yankuang Finance were RMB6.3699 billion and RMB1.1874 billion, respectively. In the first half of 2014, Yankuang Finance realized a net profit of RMB70.012 million.

(IV)	As at 30 June 2014, neither the Controlling Shareholder nor its subsidiaries had occupied the Group’s funds for non-operational matters.

Details of the Group’s related-party transactions prepared in accordance with the IFRS are set out in Note 26 to the consolidated financial statements herein, or Note VII as prepared in accordance with CASs. Certain related-party transactions set out in Note 26 to the consolidated financial statements prepared in accordance with the IFRS also constitute continuing connected transactions in Chapter 14A of the Hong Kong Listing Rules, and the Company confirmed that such transactions have complied with the relevant disclosure requirements under the Hong Kong Listing Rules.

Other than the material connected transactions disclosed in this Chapter, the Group was not a party to any other material connected transactions during the current reporting period.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

VI.	MATERIAL CONTRACTS AND PERFORMANCE

(I)	During the current reporting period, the Group has not been involved in any trust arrangement, contract or lease of any other companies’ assets or any trust arrangement, contract or lease of the Group’s assets to any other companies, nor such transactions that occurred in the previous period but were extended to this period.

(II)	Guarantees performed during the reporting period and outstanding guarantees provided in previous years which extended to the reporting period

Unit: RMB100 million

External guarantees (excluding guarantees to the controlled subsidiaries)
Total amount of guarantee during the reporting period	0
Total guarantee balance by the end of the reporting period(A)	0
Guarantees to controlled subsidiaries
Total amount of guarantee to controlled subsidiaries during the reporting period	39.20
Total balance of guarantee to controlled subsidiaries by the end of the reporting period(B)	366.83
Total guarantees (including guarantees to controlled subsidiaries)
Total amount of guarantees (A+B)	366.83
Percentage of total amount of guarantee in the equity attributable to the Shareholders of the Company (%)	89.10
Including:
Amount of guarantees to Shareholders, actual controllers and related parties (C)	0
Amount of guarantees directly or indirectly to guaranteed parties with a debt-to-assets ratio exceeding 70% (D)	366.83
Total amount of guarantee exceeding 50% of equity attributable to the Shareholders (E)	160.98
Total amount of the above 3 categories guarantees (C+D+E)	527.81

Note:	The above table is prepared based on CASs and calculated on the formula of USD1=RMB6.1528 and AUD1=RMB5.8064.

1.	Information on guarantees that occurred in the previous period but were extended to the current reporting period:

As approved at the 2011 annual general meeting, Yancoal Australia took a bank loan of USD3.04 billion for acquisition of equity interests of Yancoal Resources Limited (previously known as “Felix Resources Limited”). One tranche of the loan amounting to USD1.015 billion were due on 17 December 2012. After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD915 million for 5 years, that is to 16 December 2017. Another tranche of USD1.015 billion were due on 17 December 2013. After the repayment of USD100 million, Yancoal Australia extended the repayment date of the remaining principal amounting to USD915 million for 5 years, that is to 16 December 2018. As at 30 June 2014, the balance of the above loan was USD2.84 billion. The Company provided the guarantees of USD1.925 billion and RMB6.545 billion to Yancoal Australia.

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As approved at the 2012 second extraordinary general meeting, the Company provided guarantees to its wholly-owned subsidiary, Yancoal International Resources Development Co., Ltd., for issuing USD1.0 billion corporate bonds in the overseas market.

As approved at the 2012 annual general meeting, the Company issued a bank guarantee of RMB3 billion for a bank loan of USD455 million benefiting its wholly-owned subsidiary, Yancoal International (Holding) Company Limited.

As approved at the 2012 annual general meeting, the Company provided guarantees of RMB4.176 billion to its wholly-owned subsidiary, Yancoal International (Holding) Company Limited, for a bank loan of USD800 million.

A total of AUD180 million performance deposits and performance guarantees, which were needed for operation of Yancoal Australia and its subsidiaries, have been extended to the reporting period.

2.	Information on guarantees arising during the reporting period:

As approved at the 2013 annual general meeting of the Company, Yancoal Australia and its subsidiaries could provide guarantee, not exceeding AUD500 million, for their daily operation every year. During the reporting period, there were AUD123 million performance deposits and performance guarantees in total for daily operation of Yancoal Australia and its subsidiaries.

As approved at the 2012 annual general meeting, the Company provided guarantees of RMB1.36 billion to its wholly-owned subsidiary, Yancoal International (Holding) Company Limited, for a bank loan of USD200 million.

As approved at the 2012 annual general meeting, the Company provided guarantees to its wholly-owned subsidiary, Yancoal International Trading Company Limited, for issuing USD300 million perpetual securities in the overseas market.

Save as disclosed above, there were no other guarantee contracts or outstanding guarantee contracts of the Group during the reporting period; there were no other external guarantees during the reporting period.

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(III)	Other Material Contracts

Purchase of Bank’s Wealth Management Products

As considered and approved at the twentieth meeting of the fifth session of the Board held on 21 March 2014, the Company entered into agreements with Zoucheng sub-branch of Agricultural Bank of China Limited, Zoucheng sub-branch of Industrial and Commercial Bank of China Limited, Zoucheng sub-branch of Bank of China Limited, Yanzhou coal mining area sub-branch of China Construction Bank Corporation and Jinan Yanshan sub-branch of Qilu Bank Co., Ltd., respectively on 9 April 2014, to purchase the principal guaranteed wealth management products from above mentioned five banks with a total amount of RMB4.9 billion by own fund. Return on the above products amounted to RMB73.123 million in totals. Each investment term is 3 months. Types of products are principal-guaranteed and floating income wealth management product and principal and income guaranteed wealth management product.

As at the disclosure date of the Report, the Company has taken back all principal, as well as the income amounting to RMB63.092 million of the above principal-guaranteed wealth management products and not involved in the lawsuit.

For details, please refer to the announcement in relation to the purchase of wealth management products dated 9 April 2014. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities news.

Save as disclosed in this chapter, the Company has not been a party to any material contracts during the current reporting period.

VII.	INVESTOR RELATIONS

The Company has been constantly improving the Rules for the Management of Investors’ Relationship and has been carrying out the management of investors’ relationship through effective information collection, compilation, examination, disclosure and feedback control procedures. In the first half of 2014, the Company has achieved the two-way communication with capital market through conducting international and domestic road-shows on the results of the Company, attending investment strategy meetings organized by brokers at home and abroad, welcoming the investors for site investigation and making full use of “SSE e-interaction platform”, consulting telephone, fax and e-mail. The Company had meetings with more than 280 analysts, fund managers and investors in total.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

VIII.	PERFORMANCE OF THE UNDERTAKINGS BY THE CONTROLLING SHAREHOLDER

Undertaker	Undertakings	Term of performance	Performance

Yankuang Group

Avoidance of horizontal competition

Yankuang Group and the Company entered into the Restructuring Agreement when the Company was carrying out the restructure in 1997, pursuant to which Yankuang Group undertook that it would take various effective measures to avoid horizontal competition with the Company.

		Long-term effective	Ongoing (there is no violation of undertaking by Yankuang Group)

Transfer of the mining right of Wanfu coal mine

In 2005, when the Company acquired equity interests in Heze Neng Hua held by Yankuang Group, Yankuang Group undertook that it would transfer the mining right of Wanfu coal mine to the Company within 12 months after it obtained such mining right.

		Within 12 months after Yankuang Group obtained the mining right of Wanfu coal mine	Such performance has not been completed yet. (Currently Yankuang Group is applying for the mining right of Wanfu coal mine)

No shareholding reduction in the Company during the period of the implementation of the plan to increase the Controlling Shareholder’s shareholding in the H Shares and within the statutory period

Yankuang Group increased its shareholding in the Company by 180 million H Shares through its wholly-owned subsidiary incorporated in Hong Kong on 9 September 2013 and 24 September 2013, respectively. Such plan for increase of H Shares was completed on 24 September 2013. Yankuang Group undertook that it would not reduce its shareholding in the Company during the period of the implementation of the plan to increase its shareholding in the H Shares and within the statutory period.

		Within 6 months after the completion of the increase plan, i.e. before 24 March 2014	Such performance has been fulfilled

Announcement in relation to the abnormal fluctuations of share price

In the announcement in relation to the abnormal fluctuations of share price dated 13 May 2014 published by the Company, Yankuang Group undertook that within at least 3 months, Yankuang Group did not plan the major events including, but limited to major assets restructuring, share issuance, acquisition of listed company, debt restructuring, business process reengineering, asset stripping and asset injection.

		Within 3 months after the date of the announcement, i.e. before 13 August 2014	Such performance has been fulfilled

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

IX.	OTHER SIGNIFICANT EVENTS DISCLOSURES

(I)	Establishment of Subsidiaries

Establishment of Zhongyin Financial Leasing Co., Ltd.

As approved at the general working meeting of the Company held on 6 March 2014, the Company and Yancoal International jointly established Zhongyin Financial Leasing Co., Ltd on 20 May 2014, with registered capital of RMB500 million. The Company holds 75% equity interests in Zhongyin Financial Leasing Co., Ltd and the remaining 25% equity interests are held by Yancoal International. Zhongyin Financial Leasing Co., Ltd is mainly engaged in leasing and financial leasing businesses.

Establishment of Shandong Zhongyin Logistics and Trade Co., Ltd.

As approved at the general working meeting of the Company held on 14 March 2014, the Company established Shandong Zhongyin Logistics and Trade Co., Ltd. on 21 May 2014, with registered capital of RMB300 million. Its main scope of business includes: sales of coal, mining equipment, accessories, material, etc; storage, leasing, international trade agent and development, consultation and promotion of science and technology in coal mines.

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CHAPTER 4 SIGNIFICANT EVENTS – CONTINUED

(II)	Other Events

(Prepared in accordance with the Hong Kong listing rules)

Repurchase, sale or redemption of listed shares of the Company

The 2013 annual general meeting was convened by the Company on 14 May 2014, at which a general mandate was granted to the Board to issue additional H Shares during the relevant authorized period. Under the general mandate, the Board is authorized to issue or not to issue additional H Shares with issuance amount not exceeding 20% of the aggregate nominal value of H Shares in issue as at the date of passing the resolution during the relevant authorized period according to the needs and market conditions upon obtaining approvals from the relevant regulatory authorities and complying with the relevant laws, regulations and the Articles.

The 2013 annual general meeting, the 2014 first class meeting of the holders of A Shares and the 2014 first class meeting of the holders of H Shares were convened by the Company on 14 May 2014, at which a general mandate was granted to the Board to repurchase H Shares not exceeding 10% of the aggregate nominal value of H Shares in issue as at the date of passing the resolution. Under the general mandate, the Board is authorized to repurchase H Shares during the relevant authorized period and to determine the relevant matters in relation to the repurchase of H Shares according to the needs and market conditions upon obtaining approvals from the relevant regulatory authorities and complying with the relevant laws, regulations and the Articles.

As at the date of this Interim Report, the Company has not exercised the above mentioned general mandates.

Save as disclosed above, there is no repurchase, sale or redemption of shares of the Company or any subsidiary of the Company during the reporting period.

Remuneration policy

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be proposed to the Shareholders’ general meeting for approval. The remuneration for senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management. The annual remuneration consists of basic salary and performance salary. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas performance salary is determined by the actual operational achievement of the Company. The basic salary for the Directors and senior management of the Company are pre-paid on a monthly basis and the performance salary is paid after the performance assessment is carried out in the following year.

The remuneration policy for other employees of the Group is principally on the basis of their positions and responsibilities and their quantified assessment results. Performance salaries are linked to the Company’s overall economic efficiency and personal performance.

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Auditors

During the reporting period, the Company engaged Shine Wing Certified Public Accountants (special general partnership) (CPA in the PRC, excluding Hong Kong), Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) (overseas, HKCPA) as its domestic and international auditors, respectively.

As approved at the 2013 annual general meeting held on 14 May 2014, the Company engaged Shine Wing Certified Public Accountants (special general partnership) and Grant Thornton (including Grant Thornton (special general partnership) and Grant Thornton Hong Kong Limited) as its domestic and international auditors of the Company for the year 2014.

X.	DURING THE REPORTING PERIOD, NEITHER THE COMPANY NOR ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARES OF THE COMPANY, ACTUAL CONTROLLING PERSONS HAVE BEEN INVESTIGATED BY THE RELEVANT AUTHORITIES, IMPOSED ANY COMPULSORY MEASURES BY JUDICIAL DEPARTMENTS, TRANSFERRED TO JUDICIAL ORGANISATION OR PROSECUTED FOR CRIMINAL LIABILITY, AUDITED OR IMPOSED ADMINISTRATIVE PENALTY BY THE CSRC, BANNED FROM ENTERING INTO THE SECURITIES MARKET, PUBLICLY CRITICIZED OR CONFIRMED AS NON-FIT OR PROPER PERSONS, OR PUBLICLY REPRIMANDED BY OTHER ADMINISTRATIVE DEPARTMENTS OR THE STOCK EXCHANGES.

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CHAPTER 5 CHANGES IN SHARES AND SHAREHOLDERS

I.	CHANGES IN SHARE CAPITAL

During the reporting period, the total number of shares and the capital structure of the Company remained the same.

As at 30 June 2014, the share capital structure of the Company was as follows:

	Shares	Unit: share Percentage (%)

1. Listed shares with restricted trading moratorium	20,000	0.0004
Natural person shareholding in A Shares	20,000	0.0004
2. Shares without trading moratorium	4,918,380,000	99.9996
A Shares	2,959,980,000	60.1818
H Shares	1,958,400,000	39.8178
3. Total share capital	4,918,400,000	100.0000

As at the latest practicable date prior to the issue of this Interim Report, according to the information publically available to the Company and within the knowledge of the Directors, the Directors believe that during the reporting period, the public fl oat of the Company is more than 25% of the Company’s total issued shares, which is in compliance with the requirement of the Hong Kong Listing Rules.

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CHAPTER 5 CHANGES IN SHARES AND SHAREHOLDERS – CONTINUED

II.	SECURITIES ISSUANCE

During the reporting period, the securities issued by the Company are as follows:

	Issuance of the short-term financing notes in 2014 (first tranche)	Issuance of corporate bond in 2012 (second tranche)		Issuance of USD- nominated perpetual bond

Issuer	Yanzhou Coal Mining Co., Ltd.	Yanzhou Coal Mining Co., Ltd.		Yancoal International Trading Co., Ltd.
Issuing date	12 March 2014	6 March 2014		15 May 2014
Interest rate	5.95% (1 year from issuing date SHIBOR+95.00bp)	5.92%	6.15%	7.2%
Gross proceeds	RMB5 billion	RBM1.95 billion (5 years)	RMB3.05 billion (10 years)	USD300 million
Approved amount of shares to be listed	—	RBM1.95 billion	RMB3.05 billion	USD300 million
Date and place of listing	—	Traded on the Shanghai Stock Exchange since 31 March 2014		Traded on the Hong Kong Stock Exchange since 23 May 2014
Use of proceeds	Replenishing the working capital of the Company	Replenishing the working capital of the Company		Debt repayment, capital expenditure, working capital and general operation of the Company
Total amount of proceeds that has been used during this reporting period	RMB5 billion	RMB150 million		USD21.8 million
Total accumulated amount of proceeds that has been used during this reporting period	RMB5 billion	RMB150 million		USD21.8 million
Total amount of remaining proceeds	—	RMB4.85 billion		USD278.2 million
Usage and destination of the remaining proceeds	—	On deposit		On deposit

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CHAPTER 5 CHANGES IN SHARES AND SHAREHOLDERS – CONTINUED

III.	SHAREHOLDERS

(I)	Total Number of the Shareholders at the End of the Reporting Period

As of 30 June 2014, the Company had a total of 98,112 Shareholders, of which one was holder of A Shares subject to a trading moratorium, 97,789 were holders of A Shares without a trading moratorium and 322 were holders of H Shares.

(II)	Top Ten Shareholders

Based on the register of members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and Hong Kong Registrars Limited as at 30 June 2014, the top ten Shareholders were as follows:

Unit: share

Total number of Shareholders	98,112

Shareholdings of the top ten Shareholders

Name of Shareholder	Nature of Shareholders	Percentage holding of the total capital (%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares held subject to a trading moratorium	Number of pledged or locked shares

Yankuang Group Company Limited	State-owned legal person	52.86	2,600,000,000	0	0	0
HKSCC (Nominees) Limited	Foreign legal person	39.62	1,948,748,325	-538,020	0	Unknown
Ma Xinqi	Domestic natural person	0.11	5,538,443	5,538,443	0	0
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.06	3,129,772	-55,681	0	0
ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.05	2,299,502	11,900	0	0
Guosen Securities Co., Ltd.	State-owned legal person	0.04	2,169,460	2,169,460	0	0
ICBC-Huataiborui CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.04	2,110,857	453,000	0	0
Shandong International Trust Co., Ltd.	State-owned legal person	0.03	1,540,000	-540,000	0	0
Guo Dong	Domestic natural person	0.03	1,510,000	0	0	0
ICBC-Penghua Domestic Share Resource Industry Index Graduated Securities Investment Fund	Others	0.03	1,297,352	-3,864,065	0	0

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Top ten Shareholders holding tradable shares not subject to trading moratorium

Name of Shareholder	Number of tradable shares held	Class of shares held

Yankuang Group Company Limited	2,600,000,000	A Shares
HKSCC (Nominees) Limited	1,948,748,325	H Shares
Ma Xinqi	5,538,443	A Shares
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	3,129,772	A Shares
ICBC-China CSI300 Transactional Open-end Index Securities Investment Fund	2,299,502	A Shares
Guosen Securities Co., Ltd.	2,169,460	A Shares
ICBC-Huataiborui CSI300 Transactional Open-end Index Securities Investment Fund	2,110,857	A Shares
Shandong International Trust Co., Ltd.	1,540,000	A Shares
Guo Dong	1,510,000	A Shares
ICBC-Penghua Domestic Share Resource Industry Index Graduated Securities Investment Fund	1,297,352	A Shares

Connected relationship or concerted-party relationship among the above Shareholders	The wholly-owned subsidiary of Yankuang Group incorporated in Hong Kong held 180 million H shares through HKSCC (Nominees) Limited. As at the end of this reporting period, Yankuang Group and its wholly-owned subsidiary incorporated in Hong Kong held 2.78 billion shares in total, representing approximately 56.52% of the total share capital issued by the Company. The fund manager of ICBC-Penghua Domestic Share Resource Industry Index Graduated Securities Investment Fund is Penghua Fund Management Company. The largest shareholder of Penghua Fund Management Company is Guosen Securities Company Limited. Save as disclosed above, it is not known whether other Shareholders are connected with one another or whether any of these Shareholders fall within the meaning of parties acting in concert.

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited holds the Company’s H Shares in the capacity of a nominee.

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CHAPTER 5 CHANGES IN SHARES AND SHAREHOLDERS – CONTINUED

(III)	Substantial Shareholders’ Interests and Short Positions in the Shares and Underlying Shares of the Company

As far as the Directors are aware, save as disclosed below, as at 30 June 2014, other than the Directors, Supervisors or chief executives of the Company, there were no other persons who were substantial shareholders of the Company or had interests or short positions in the shares or underlying shares of the Company, which should: I. be disclosed pursuant to Sections 2 and 3 under Part XV of the Securities and Futures Ordinance (the “SFO”); II. be recorded in the register to be kept pursuant to Section 336 of the SFO; III. notify the Company and the Hong Kong Stock Exchange in other way.

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company

Yankuang Group	A Shares (state-owned legal person shares)	Beneficial owner	2,600,000,000	Long position	—	52.86%
Yankuang Group (Note 1)	H Shares	Interest of controlled corporations	180,000,000	Long position	9.19%	3.66%
Templeton Asset Management Ltd.	H Shares	Investment manager	174,102,000	Long position	8.89%	3.54%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.00%	2.39%
BlackRock, Inc.	H Shares	Interest of controlled corporations	102,602,571	Long position	5.24%	2.09%
			7,108,000	Short position	0.36%	0.14%

Notes:

1.	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H Shares in the capacity of beneficial owner.
2.	The percentage figures above have been rounded off to the nearest second decimal place.
3.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

Pursuant to the PRC Securities Law, save as disclosed above, no other Shareholders recorded in the register of the Company as at 30 June 2014 had an interest of 5% or more of the Company’s issued shares.

During the reporting period, the Company’s controlling shareholder or its actual controller remain unchanged.

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CHAPTER 6 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

I.	CHANGES IN SHARES HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

As at 30 June 2014, the current and resigned Directors, Supervisors and senior management during the reporting period together held 20,000 of the Company’s shares, representing 0.0004% of the total issued share capital of the Company.

As at 30 June 2014, none of the Directors, chief executive or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) was required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code (Appendix 10 to the Hong Kong Listing Rules) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

Name	Title	Number of shares held at the beginning of the period (shares)	Increase during the reporting period (shares)	Decrease during the reporting period (shares)	Number of shares held at the end of the reporting period (shares)	Reasons for the change

Wu Yuxiang	Director, Chief Financial Officer	20,000	0	0	20,000	unchanged

All of the above disclosed interests represent long positions in the Company’s shares.

Save as disclosed above, none of the Directors, Supervisors or senior management of the Company held any Company’s shares, share options or granted restricted stocks. During the six months ended 30 June 2014, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any rights by the Company to subscribe for any interests in the shares, underlying shares or debentures of the Company or its associated corporations.

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CHAPTER 6 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

II.	APPOINTMENT OR RESIGNATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(I)	Changes of Members of the Fifth Session of the Board, Members of the Fifth Session of the Supervisory Committee and Senior Management

Mr. Zhang Yingmin has reached his age of retirement and has tendered his resignation to the Board of the Company. He resigned from the position of the general manager of the Company with effect from 8 January 2014.

Due to work allocation, Mr. He Ye, Mr. Lai Cunliang, Mr. Tian Fengze and Mr. Ni Xinghua have tendered their resignations to the Board, respectively. They resigned from the positions of the deputy general managers and the chief engineer with effect from 6 March 2014.

As considered and approved at the nineteenth meeting of the fifth session of the Board of the Company held on 6 March 2014, Mr. Yin Mingde was appointed as the general manager of the Company; Mr. Ding Guangmu was appointed as the deputy general manager of the Company; and Mr. Wang Fuqi was appointed as the chief engineer of the Company.

(II)	Election of Members of the Sixth Session of the Board, Members of the Sixth Session of the Supervisory Committee and Appointment of Senior Management

1.	Election of members of the sixth session of the Board and members of the sixth session of the Supervisory Committee of the Company

As considered and approved by 2013 annual general meeting of the Company held on 14 May 2014, Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Wu Xiangqian were appointed as the non-independent directors of the sixth session of the Board of the Company. Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi were appointed as the independent directors of the sixth session of the Board of the Company. Mr. Shi Xuerang, Mr. Zhang Shengdong, Mr. Gu Shisheng and Ms. Zhen Ailan were elected as non-worker representative supervisors of the sixth session of Supervisory Committee of the Company.

As approved by the employees representative meeting of the Company held on 26 April 2014, Mr. Jiang Qingquan was elected as an employee director of the sixth session of the Board of the Company and Mr. Guo Jun and Mr. Chen Zhongyi were elected as employee supervisors of the sixth session of the Supervisory Committee of the Company.

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CHAPTER 6 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

The term of office of the directors of the sixth session of the Board and supervisors of the sixth session of the Supervisory Committee of the Company were three years commencing from the conclusion of 2013 annual general meeting and ending on the date of the conclusion of the general meeting for the election of directors and supervisors of the seventh session of the Board and Supervisory Committee of the Company.

2.	Election of chairman and vice chairman of the Company

As considered and approved by the first meeting of the sixth session of the Board of the Company on 14 May 2014, Mr. Li Xiyong was elected as chairman of the Company and Mr. Zhang Xinwen was elected as vice chairman of the Company.

3.	Election of chairman and vice chairman of the Supervisory Committee of the Company

As considered and approved by the first meeting of the sixth session of the Supervisory Committee of the Company on 14 May 2014, Mr. Shi Xuerang and Mr. Zhang Shengdong were elected as chairman and vice chairman of the Supervisory Committee of the Company.

4.	Appointment of senior management

At the first meeting of the sixth session of the Board of the Company held on 14 May 2014, Mr. Yin Mingde was appointed as general manager of the Company. Mr. Shi Chengzhong, Mr. Zhang Baocai, Mr. Liu Chun and Mr. Ding Guangmu were appointed as deputy general managers. Mr. Wu Yuxiang was appointed as Chief Financial Officer. Mr. Zhang Baocai was appointed as the secretary to the Board of the Company and Mr. Wang Fuqi was appointed as the chief engineer.

Save as disclosed above, there was no other appointment or resignation of Directors, Supervisors and senior management during the reporting period.

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CHAPTER 6 DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES – CONTINUED

III.	CHANGES IN POSITIONS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN THE SUBSIDIARIES OF THE COMPANY DURING THE REPORTING PERIOD

(Prepared in accordance with the Hong Kong Listing Rules)

Title	Name	Before change	After change	New employment

Director, general manager	Yin Mingde	Chairman and general manager of Yanzhou Coal Ordos Neng Hua	—	Since 5 March 2014
		Chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd	—	Since 5 March 2014
Director, Chief Financial Officer	Wu Yuxiang	—	Chairman of Zhongyin Financial Leasing Co., Ltd.	Since 5 May 2014
Director, deputy general manager and secretary to the Board	Zhang Baocai	Vice chairman of Yancoal Australia Ltd.	Vice chairman and chairman of the Executive Committee of Yancoal Australia Ltd.	Since 20 January 2014
Director	Wu Xiangqian	—	Chairman and general manager of Yanzhou Coal Ordos Neng Hua Co., Ltd.	Since 5 March 2014
		—	Chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd
Deputy general manager	Liu Chun	—	Chairman of Shandong Zhongyin Logistics and Trade Co., Ltd.	Since 14 March 2014
Deputy general manager	Ding Guangmu	—	A director and general manager of Shandong Zhongyin Logistics and Trade Co., Ltd.	Since 14 March 2014

IV.	EMPLOYEES

As at 30 June 2014, the Group had a total of 69,534 employees, of whom 5,106 were administrative personnel, 4,722 were technicians, 43,389 were involved in production and 16,317 were other supporting staff.

As at June 30 2014, the total wages and allowances of the staff of the Group for the reporting period amounted to RMB3.4146 billion.

58      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2014

		Six months ended June 30,
	Notes	2014 RMB’000 (unaudited)	2013 RMB’000 (unaudited)

Gross sales of coal	5	30,004,950	24,261,394
Railway transportation service income		215,413	211,008
Gross sales of electricity power		69,628	174,632
Gross sales of methanol		630,880	588,175
Gross sales of heat supply		12,518	5,482

Total revenue		30,933,389	25,240,691
Transportation costs of coal	5	(1,171,307)	(1,044,604)
Cost of sales and service provided	6	(24,933,191)	(18,695,805)
Cost of electricity power		(54,578)	(145,333)
Cost of methanol		(431,370)	(449,002)
Cost of heat supply		(6,000)	(2,934)

Gross profit		4,336,943	4,903,013
Selling, general and administrative expenses		(3,568,844)	(8,688,464)
Share of income of associates		99,240	113,626
Share of loss of joint ventures		(188,592)	(178,303)
Other income	7	779,105	454,158
Interest expenses	8	(1,120,423)	(940,392)

Profit (Loss) before income taxes	9	337,429	(4,336,362)
Income taxes	10	33,723	1,252,939

Profit (Loss) for the period		371,152	(3,083,423)

Attributable to:
Equity holders of the Company		587,235	(2,073,012)
Non-controlling interests
– Perpetual capital security		14,696	—
– Other		(230,779)	(1,010,411)

		371,152	(3,083,423)

Earnings (Loss) per share, basic	12	RMB0.12	RMB(0.42)

Earnings (Loss) per ADS, basic	12	RMB1.19	RMB(4.21)

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2014

	Six months ended June 30,
	2014 RMB’000 (unaudited)	2013 RMB’000 (unaudited)

Profit (Loss) for the period	371,152	(3,083,423)

Other comprehensive income (loss) (after income tax):
Items that may be reclassified subsequently to profit or loss:

Available-for-sale investments:
Change in fair value	(7,821)	(23,743)
Deferred taxes	1,955	5,936

	(5,866)	(17,807)

Cash flow hedges:
Cash flow hedge reserve recognized in other comprehensive income	(791,983)	(349,703)
Reclassification adjustments for amounts transferred to income statement (Included in selling, general and administrative expenses)	977,099	(92,604)
Deferred taxes	558,363	107,232

	743,479	(335,075)

Exchange difference arising on translation of foreign operations	1,332,149	(1,828,361)

Other comprehensive income (loss) for the period	2,069,762	(2,181,243)

Total comprehensive income (loss) for the period	2,440,914	(5,264,666)

Attributable to:
Equity holders of the Company	2,282,416	(4,000,628)
Non-controlling interests
– Perpetual capital security	14,696	—
– Others	143,802	(1,264,038)

	2,440,914	(5,264,666)

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2014

	Notes	At June 30, 2014 RMB’000 (unaudited)	At December 31, 2013 RMB’000 (audited)

ASSETS
CURRENT ASSETS
Bank balances and cash		13,706,874	10,922,637
Term deposits	13	8,296,259	4,441,210
Restricted cash	13	113,275	111,349
Bills and accounts receivable	14	7,544,022	9,019,505
Royalty Receivable	25	138,215	105,584
Inventories		1,448,585	1,589,220
Prepayments and other receivables	15	8,652,280	5,259,576
Prepaid lease payments		18,724	18,701
Derivative financial instruments		260	16,651
Tax recoverable		13,426	39,964

TOTAL CURRENT ASSETS		39,931,920	31,524,397

NON-CURRENT ASSETS
Intangible assets	16	38,978,148	38,256,388
Prepaid lease payments		666,826	676,202
Property, plant and equipment	17	43,160,849	41,896,508
Goodwill		2,499,079	2,460,551
Investments in securities	18	204,313	211,559
Interests in associates		2,733,052	2,744,957
Interests in jointly ventures		330,254	488,350
Restricted cash	13	—	35,102
Long term receivables		2,154,110	1,906,397
Royalty Receivable	25	1,056,379	1,028,790
Deposits made on investments		118,926	121,926
Deferred tax assets	22	6,815,019	6,107,062

TOTAL NON-CURRENT ASSETS		98,716,955	95,933,792

TOTAL ASSETS		138,648,875	127,458,189

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED BALANCE SHEET — CONTINUED

AT JUNE 30, 2014

	Notes	At June 30, 2014 RMB’000 (unaudited)	At December 31, 2013 RMB’000 (audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	19	2,965,515	2,716,675
Other payables and accrued expenses		8,435,122	8,385,134
Provision for land subsidence, restoration, rehabilitation and environmental costs	20	2,966,323	3,321,564
Amounts due to Parent Company and its subsidiary companies		93,688	44,737
Borrowings – due within one year	21	13,951,920	11,275,056
Long term payable and provision – due within one year		397,736	439,000
Derivative financial instruments		27,568	315,111
Contingent value rights shares liabilities		—	1,408,729
Tax payable		150,500	909,967

TOTAL CURRENT LIABILITIES		28,988,372	28,815,973

NON-CURRENT LIABILITIES
Borrowings – due after one year	21	50,516,239	44,099,955
Deferred tax liability	22	8,868,414	8,468,421
Provision for land subsidence, restoration, rehabilitation and environmental costs	20	568,340	532,144
Long term payable and provision – due after one year		1,543,156	1,555,635

TOTAL NON-CURRENT LIABILITIES		61,496,149	54,656,155

TOTAL LIABILITIES		90,484,521	83,472,128

Capital and reserves	23
Share capital		4,918,400	4,918,400
Reserves		37,644,326	35,460,278

Equity attributable to equity holders of the Company		42,562,726	40,378,678
Non-controlling interests
– Perpetual capital security	24	1,850,443	—
– Other		3,751,185	3,607,383

TOTAL EQUITY		48,164,354	43,986,061

TOTAL LIABILITIES AND EQUITY		138,648,875	127,458,189

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2014

										Non-controlling interests
	Share capital RMB’000 (note 23)	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Perpetual capital security RMB’000 (note 24)	Others RMB’000	Total RMB’000

Balance at January 1, 2013	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	28,220,302	45,826,356	—	3,264,842	49,091,198
Effect on change in accounting policy	—	—	—	—	—	—	—	(296,322)	(296,322)	—	(74,747)	(371,069)

Balance at January 1, 2013 (restated)	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	—	3,190,095	48,720,129
Loss for the period (unaudited)	—	—	—	—	—	—	—	(2,073,012)	(2,073,012)	—	(1,010,411)	(3,083,423)
Other comprehensive loss (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	(17,807)	—	—	(17,807)	—	—	(17,807)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(335,075)	—	(335,075)	—	—	(335,075)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(1,574,734)	—	—	—	(1,574,734)	—	(253,627)	(1,828,361)

Total comprehensive loss for the period (unaudited)	—	—	—	—	(1,574,734)	(17,807)	(335,075)	(2,073,012)	(4,000,628)	—	(1,264,038)	(5,264,666)

Transactions with owners (unaudited)
– Appropriations to reserves	—	—	490,315	—	—	—	—	(490,315)	—	—	—	—
– Dividends	—	—	—	—	—	—	—	(1,770,624)	(1,770,624)	—	—	(1,770,624)
– Acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	2,401,737	2,401,737
– Contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	—	147,000	147,000

Total transactions with owners (unaudited)	—	—	490,315	—	—	—	—	(2,260,939)	(1,770,624)	—	2,548,737	778,113

Balance at June 30, 2013	4,918,400	2,981,002	5,286,319	4,975,378	(1,653,845)	49,791	(388,292)	23,590,029	39,758,782	—	4,474,794	44,233,576

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

FOR THE SIX MONTHS ENDED JUNE 30, 2014

										Non-controlling interests
	Share capital RMB’000 (note 23)	Share premium RMB’000	Future development fund RMB’000 (note 23)	Statutory common reserve fund RMB’000 (note 23)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Perpetual capital security RMB’000 (note 24)	Others RMB’000	Total RMB’000

Balance at January 1, 2014	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	—	3,607,383	43,986,061

Profit for the period (unaudited)	—	—	—	—	—	—	—	587,235	587,235	14,696	(230,779)	371,152
Other comprehensive income (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	(5,866)	—	—	(5,866)	—	—	(5,866)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	584,127	—	584,127	—	159,352	743,479
– Exchange difference arising on translation of foreign operations	—	—	—	—	1,116,920	—	—	—	1,116,920	—	215,229	1,332,149

Total comprehensive income for the period (unaudited)	—	—	—	—	1,116,920	(5,866)	584,127	587,235	2,282,416	14,696	143,802	2,440,914
Transactions with owners (unaudited)
– Issue of perpetual capital security	—	—	—	—	—	—	—	—	—	1,835,747	—	1,835,747
– Appropriations to reserves	—	—	(237,299)	—	—	—	—	237,299	—	—	—	—
– Dividends	—	—	—	—	—	—	—	(98,368)	(98,368)	—	—	(98,368)

Total transactions with owners (unaudited)	—	—	(237,299)	—	—	—	—	138,931	(98,368)	1,835,747	—	1,737,379

Balance at June 30, 2014	4,918,400	2,981,002	3,738,433	5,511,323	(2,115,428)	65,694	(166,658)	27,629,960	42,562,726	1,850,443	3,751,185	48,164,354

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014

		Six months ended June 30,
	Notes	2014 RMB’000 (unaudited)	2013 RMB’000 (unaudited)

NET CASH FROM (USED IN) OPERATING ACTIVITIES		409,735	(166,614)

NET CASH USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(1,647,219)	(4,650,226)
Purchase of intangible assets		(12,242)	(13,124)
(Increase) decrease in term deposits		(3,852,918)	1,296,271
Increase in long term receivables		—	(156,229)
Acquisition of Hao Sheng		—	(802,089)
Increase in investment in interest in an associate		(125,000)	—
Decrease (increase) in restricted cash		32,642	(328,843)
Decrease in deposits made on investments		—	153,000
Proceeds from disposal of intangible assets		—	355
Proceeds on disposal of property, plant and equipment		7,029	8,867

		(5,597,708)	(4,492,018)

NET CASH FROM FINANCING ACTIVITIES
Dividend paid		(98,368)	(129,600)
Proceeds from bank borrowings		1,910,000	7,338,719
Proceeds from issuance of guaranteed notes		9,947,500	—
Proceeds from issuance of perpetual capital securities		1,835,747	—
Contribution from non-controlling interests		—	147,000
Repayments of bank borrowings		(4,396,152)	(3,353,407)
Dividend paid to non-controlling interests of a subsidiary		—	(3,621,487)
Repayment of contingent value rights shares		(1,449,240)	—

		7,749,487	381,225

Net increase (decrease) in cash and cash equivalents		2,561,514	(4,277,407)

CASH AND CASH EQUIVALENTS, AT JANUARY 1		10,922,637	12,717,358
Effect of foreign exchange rate changes		222,723	(116,635)

CASH AND CASH EQUIVALENTS, AT JUNE 30
REPRESENTED BY BANK BALANCES AND CASH		13,706,874	8,323,316

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2014

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Stock Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the General Information to the interim report.

The Company operates eight coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”), Jining III coal mine (“Jining III”), Beisu coal mine (“Beisu”) and Yangcun coal mine (“Yangcun”) as well as a regional rail network that links the eight mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemicals Company Limited (“Shanxi Tianhao”). In 2010, Shanxi Neng Hua acquired approximately 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008.

In 2004, the Company acquired 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to exploit and sale of coal in Juye coal field. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in 2010.

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1.	GENERAL – CONTINUED

Organization and principal activities – continued

The Company originally held 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). The Company acquired the remaining 3% equity interest and made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired a 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange (“ASX”), to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009. In 2011, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly-owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. In 2011, the Company invested additional equity in the registered capital of Ordos of RMB2.6 billion. The Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies at a consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales. On September 30, 2013, Ordos acquired remaining 20% of non-controlling interests of Xintai with consideration of RMB680,287,000.

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2012.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	GENERAL – CONTINUED

Organization and principal activities – continued

The Company entered into a sales and purchases agreement on September 27, 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) at a consideration of AUD313,533,000. The acquisition was completed on December 30, 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

In 2011, the Company invested USD2.8 million to set up a wholly-owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Yancoal International has four subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly-owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on September 30, 2011.

On December 22, 2011 and March 5, 2012, the Company, Yancoal Australia Limited (“Yancoal Australia”) and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on the ASX, entered into the merger proposal deed in respect of a proposal for the merger of Yancoal Australia and Gloucester. Yancoal Australia acquired the entire issued share capital of Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 contingent value rights shares (“CVR shares”). Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The merger was completed on June 27, 2012. The ordinary shares and CVR shares of Yancoal Australia was listed on the ASX on June 28, 2012. On June 22, 2012, according to the merger agreement, the equity interest in Syntech and Premier Coal held by Yancoal Australia has been transferred to Yancoal International.

On April 23, 2012, the Company entered into an assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Zoucheng Yankuang Beisheng Industry & Trading Co., Ltd (“Beisheng Industry and Trade”), Shandong Shengyang Wood Co., Ltd (“Shengyang Wood”) and Jining Jiemei New Wall Materials Co., Ltd (“Jiemei Wall Materials”). Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The acquisition was completed on May 31, 2012.

In 2012, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services. During the current period, Trading Centre has not yet commenced any business.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

1.	GENERAL – CONTINUED

Organization and principal activities – continued

In 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) and obtained the mining rights of the Shilawusu Coal Field (“the mining right”) in the name of Hao Sheng. From 2011 to 2013, the Company entered into agreements with contract parties to further acquire equity interest in Hao Sheng and increase Hao Sheng’s registered capital. Upon completion of these agreements during the period, the Company owns 74.82% equity interest in Hao Sheng with total consideration of RMB7,136,536,000. In 2013, the Company made additional contribution of RMB224,460,000 to registered capital in proportion to its equity interest. As at June 30, 2014, Hao Sheng has not yet commenced any business.

In 2012, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao”), to act as a coal blending, storage and distribution base in Rizhao Port. Upon completion of registration procedures in 2013, the Company contributed RMB153, 000,000, which represents 51% equity interest of Rizhao.

On March 14, 2014, the company entered into a co-operative agreement with Yancoal International to set up Zhongyin Finance Lease Company Limited in Shanghai Pilot Free Trade Zone, to provide finance lease, lease consultation and guaranteed and commercial insurance service for finance lease business. The registration process is completed in May 20, 2014. As of period end, Zhongyin Finance Lease Company Limited has not yet commenced any business.

On May 8, 2014, the company invested RMB300,000,000 to set up a wholly-owned subsidiary of Shandong Zhong Yin Logistics Co., Ltd., mainly engaged in the business of sales of coal and procurement of coal mining machinery and equipment parts.

2.	BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

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3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013, except a number of accounting policies that are adopted by the Company and effective for annual periods beginning on or after January 1, 2014.

In the current period, the Group had applied, for the first time, the new standards and interpretations and revised/ amended standards and interpretations (the new “IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the financial year beginning on January 1, 2014. The new IFRSs relevant to these interim financial statements are as follows:

IAS 32 (Amendments)	Offsetting Financial Assets and Financial Liabilities
IAS 36 (Amendments)	Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 (Amendments)	Novation of Derivatives and Continuation of Hedge Accounting
IFRIC-Int 21	Levies

The adoption of the new IFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

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4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”) or Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and finance services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Mining	–	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration
Coal railway transportation	–	Provision of railway transportation services
Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

Segment profit represents the profit earned by each segment without allocation of corporate expenses and directors’ emoluments, results of associates, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

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4.	SEGMENT INFORMATION – CONTINUED

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2014
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	30,004,950	215,413	713,026	—	30,933,389
Inter-segment sales	134,509	30,137	326,154	(490,800)	—

Total	30,139,459	245,550	1,039,180	(490,800)	30,933,389

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	2,335,208	38,732	28,928	—	2,402,868

Unallocated corporate expenses					(1,174,944)
Unallocated corporate income					90
Share of loss of joint ventures	(188,592)				(188,592)
Share of profits of associates	17,503		81,737		99,240
Interest income					319,190
Interest expenses					(1,120,423)

Profit before income taxes					337,429
Income taxes					33,723

Profit for the period					371,152

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4.	SEGMENT INFORMATION – CONTINUED

INCOME STATEMENT

	For the six months ended June 30, 2013
	Mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External sales	24,261,394	211,008	768,289	—	25,240,691
Inter-segment sales	180,718	14,185	199,610	(394,513)	—

Total	24,442,112	225,193	967,899	(394,513)	25,240,691

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	(2,262,144)	(8,846)	65,198	—	(2,205,792)

Unallocated corporate expenses					(1,475,451)
Unallocated corporate income					4,488
Share of profits of associates	19,632		93,994		113,626
Share of loss of joint ventures	(178,303)				(178,303)
Interest income					345,462
Interest expenses					(940,392)

Profit before income taxes					(4,336,362)
Income taxes					1,252,939

Profit for the period					(3,083,423)

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5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	For the six months ended June 30,
	2014 RMB’000	2013 RMB’000

Coal sold in the PRC, gross	26,183,450	19,987,010
Less: Transportation costs	(422,780)	(199,790)

Coal sold in the PRC, net	25,760,670	19,787,220

Coal sold outside the PRC, gross	3,821,500	4,274,384
Less: Transportation costs	(748,527)	(844,814)

Coal sold outside the PRC, net	3,072,973	3,429,570

Net sales of coal	28,833,643	23,216,790

Net sales of coal represent the invoiced value of coal sold and is net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	For the six months ended June 30,
	2014 RMB’000	2013 RMB’000

Materials	1,524,115	1,383,710
Wages and employee benefits	3,650,597	3,890,612
Electricity	333,330	369,871
Depreciation	1,173,790	1,037,139
Land subsidence, restoration, rehabilitation and environmental costs	694,091	853,859
Environmental protection	6,061	60,808
Amortization of mining rights	541,060	638,592
Other transportation cost	7,358	4,263
Costs of traded coal	15,548,891	8,949,185
Business tax and surcharges	271,027	263,958
Others	1,182,871	1,243,808

	24,933,191	18,695,805

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7.	OTHER INCOME

	For the six months ended June 30,
	2014 RMB’000	2013 RMB’000

Interest income	319,190	345,462
Government grants	98,036	7,938
Exchange gain, net	56,381	—
Others	305,498	100,758

	779,105	454,158

8.	INTEREST EXPENSES

	For the six months ended June 30,
	2014 RMB’000	2013 RMB’000

Interest expenses on:
– borrowings wholly repayable within 5 years	1,008,137	906,208
– borrowings not wholly repayable within 5 years	324,419	99,550
– bills receivable discounted without recourse	—	17,637

	1,332,556	1,023,395
Less: interest expenses capitalized into construction in progress	(212,133)	(83,003)

	1,120,423	940,392

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9.	PROFIT (LOSS) BEFORE INCOME TAXES

	For the six months ended June 30,
	2014 RMB’000	2013 RMB’000

Profit (loss) before income taxes has been arrived at after charging (crediting):

Depreciation of property, plant and equipment	1,591,314	1,511,222
Amortization of intangible assets
– Included in cost of sales and service provided	579,551	638,592
– Included in selling, general and administrative expenses	6,441	13,100

Total depreciation and amortization	2,177,306	2,162,914

Release of prepaid lease payments	9,387	2,541
(Gain) Loss on disposal of property, plant and equipment	(2,546)	522
Impairment loss recognised in respect of intangible assets	—	2,099,572
Impairment loss recognised (reversal) in respect of inventories	113,657	(103,923)
Exchange (gain) loss, net	(56,381)	3,108,474
Provision of impairment loss on accounts receivable and other receivables	17,019	45,120

10.	INCOME TAXES

	For the six months ended June 30,
	2014 RMB’000	2013 RMB’000

Income tax:
Current taxes	257,595	928,564

Deferred tax (income) expense (note 22):
Australian Minerals Resources Rent Tax (note)	—	37,317
Others	(291,318)	(2,218,820)

Total deferred tax	(291,318)	(2,181,503)

	(33,723)	(1,252,939)

The Company and its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% and subsidiaries established in Australia are subject to a tax rate of 30%.

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10.	INCOME TAXES – CONTINUED

Note:	The Australian Minerals Resources Rent Tax (“MRRT”) legislation was enacted on 19 March 2012 and effective from 1 July 2012. According to the relevant provisions of the MRRT tax laws, subsidiaries in Australia are required to determine the starting base allowance on the balance sheet. Book value or market value approach can be selected in calculating the starting base and subsequently amortize within the prescribed useful life. Market value approach was selected for mines in Australia. Under the market value approach, base value is determined based on market value of the coal mines on 1 May 2010 and amortize based on the shorter of the life of mining project, mining rights and mining production.

During 2013, the Australian Government released an exposure draft legislation which proposed to repeal the MRRT legislation. At June 30, 2014, the Australian Government had not passed the repeal legislation.

11.	DIVIDENDS

	For the six months ended June 30,
	2014 RMB’000	2013 RMB’000

Final dividend approved, RMB0.02 per share (2013: RMB0.36)	98,368	1,770,624

Pursuant to the annual general meeting held on May 14, 2014, a final dividend in respect of the year ended December 31, 2013 was approved.

12.	EARNINGS (LOSS) PER SHARE AND PER ADS

The calculation of the earnings/loss per share attributable to equity holders of the Company for the six months ended June 30, 2014 and June 30, 2013 is based on the profit and loss for the period of RMB587,235,000 and RMB2,073,012,000 and on 4,918,400,000 shares in issue during both periods.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

No diluted earnings per share have been presented as there are no dilutive potential shares in issue during the periods ended June 30, 2014 and 2013.

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13.	RESTRICTED CASH/TERM DEPOSITS

At the balance sheet date, the restricted cash of PRC portion mainly represents the deposits paid for safety work as required by the State Administrative of work safety. Term deposits was pledged to certain banks as security for loans and banking facilities granted to the Group.

14.	BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Accounts receivable	1,458,663	1,469,676
Less: Impairment loss	(21,580)	(8,289)

	1,437,083	1,461,387
Total bills receivable	6,106,939	7,558,118

Total bills and accounts receivable, net	7,544,022	9,019,505

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet date:

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

1-90 days	7,504,770	8,685,054
91-180 days	28,854	316,681
181-365 days	9,152	4,689
Over 1 year	1,246	13,081

	7,544,022	9,019,505

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15.	PREPAYMENTS AND OTHER RECEIVABLES

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Advances to suppliers	4,186,647	1,181,271
Deposit for environment protection	673,120	719,817
Prepaid relocation costs of inhabitants	2,192,952	2,192,952
Others	1,599,561	1,165,536

	8,652,280	5,259,576

16.	INTANGIBLE ASSETS

	Coal reserves	Coal resources	Potash mineral exploration permit	Technology	Water licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2014	37,537,376	4,462,490	1,467,851	135,753	131,080	113,141	43,847,691
Exchange re-alignment	1,210,247	328,144	2,966	9,408	452	7,344	1,558,561
Additions for the period	—	11,846	—	—	—	396	12,242

At June 30, 2014	38,747,623	4,802,480	1,470,817	145,161	131,532	120,881	45,418,494

Accumulated amortization and impairment
At January 1, 2014	5,422,579	135,753	—	—	253	32,718	5,591,303
Exchange re-alignment	251,640	9,408	—	—	48	1,955	263,051
Provided for the period	579,551	—	—	—	—	6,441	585,992

At June 30, 2014	6,253,770	145,161	—	—	301	41,114	6,440,346

Carrying values
At June 30, 2014	32,493,853	4,657,319	1,470,817	145,161	131,231	79,767	38,978,148

At December 31, 2013	32,114,797	4,326,737	1,467,851	135,753	130,827	80,423	38,256,388

At June 30, 2014, intangible assets with a carrying amount of approximately RMB13,571,039,000 (December 31, 2013: RMB10,426,786,000) have been pledged to secure the bank facilities of the Australian subsidiaries (note 21).

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17.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2014	1,078,472	4,690,058	253,678	1,914,767	8,890,372	25,767,489	473,367	16,593,654	59,661,857
Exchange re-alignment	74,979	36,803	—	—	238,356	677,917	—	88,312	1,116,367
Additions for the period	3,352	6,908	—	—	32,156	10,041	92	1,942,423	1,994,972
Reclassification	(1,918)	1,420	—	—	(59,583)	60,081	—	—	—
Transfer	5,789	—	—	—	329,355	167,044	128	(502,316)	—
Disposals for the period	—	(904)	—	(9,622)	(1,212)	(86,007)	(8,695)	—	(106,440)

At June 30, 2014	1,160,674	4,734,285	253,678	1,905,145	9,429,444	26,596,565	464,892	18,122,073	62,666,756

Accumulated depreciation
At January 1, 2014	—	2,108,459	88,988	1,194,095	3,119,162	10,913,272	341,373	—	17,765,349
Exchange re-alignment	—	5,994	—	—	59,726	185,481	—	—	251,201
Reclassification	—	252	—	—	(252)	—	—	—	—
Provided for the period	—	86,947	—	81,537	272,931	1,127,142	22,757	—	1,591,314
Eliminated on disposals	—	(850)	—	(6,458)	(983)	(84,995)	(8,671)	—	(101,957)

At June 30, 2014	—	2,200,802	88,988	1,269,174	3,450,584	12,140,900	355,459	—	19,505,907

Carrying values
At June 30, 2014	1,160,674	2,533,483	164,690	635,971	5,978,860	14,455,665	109,433	18,122,073	43,160,849

At December 31, 2013	1,078,472	2,581,599	164,690	720,672	5,771,210	14,854,217	131,994	16,593,654	41,896,508

At June 30, 2014, property, plant and equipment with a carrying amount of approximately RMB7,468,236,000 (December 31, 2013: RMB7,197,336,000) have been pledged to secure bank facilities (note 21).

At June 30, 2014, the carrying amount of property, plant and equipment held under finance leases of the group was RMB267,876, 000 (December 31, 2013: RMB266,655,000).

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18.	INVESTMENTS IN SECURITIES

The investment in securities represents available-for-sale investments:

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Investment in equity securities listed on the SSE
– Stated at fair value	165,034	172,855
Unlisted securities	39,279	38,704

	204,313	211,559

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in active market.

The unlisted securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

19.	BILLS AND ACCOUNTS PAYABLE

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Accounts payable	1,639,334	2,400,314
Bills payable	1,326,181	316,361

	2,965,515	2,716,675

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

1-90 days	2,272,301	2,351,811
91-180 days	368,681	92,946
181-365 days	149,722	128,749
Over 1 year	174,811	143,169

	2,965,515	2,716,675

The average credit period for account payable and pill payable is 90 days, the Group has financial risk management policies in place to ensure that all payables are within the credit time frame.

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20.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

At June 30, 2014 RMB’000

At the beginning of period	3,853,708
Exchange re-alignment	45,439
Additional provision in the period	370,948
Utilization of provision	(735,432)

At the end of period	3,534,663

Presented as:

Current portion	2,966,323
Non-current portion	568,340

3,534,663

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

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21.	BORROWINGS

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Current liabilities
Bank borrowings
– Unsecured borrowings (i)	3,260,593	4,604,554
– Secured borrowings (ii)	645,632	629,733
Finance lease liabilities (iv)	48,195	42,852
Guaranteed note (v)	9,997,500	5,997,917

	13,951,920	11,275,056
Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	13,652,669	12,499,105
– Secured borrowings (ii)	18,780,813	18,520,543
Loans pledged by machineries (iii)	1,800,000	1,800,000
Finance lease liabilities (iv)	215,767	224,640
Guaranteed notes (v)	16,066,990	11,055,667

	50,516,239	44,099,955

Total borrowings	64,468,159	55,375,011

(i)	Unsecured borrowings are repayable as follows:

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Within one year	3,260,593	4,604,554
More than one year, but not exceeding two years	3,073,117	2,809,925
More than two years, but not more than five years	10,569,552	9,679,180
More than five years	10,000	10,000

Total	16,913,262	17,103,659

At June 30, 2014, short-term borrowings amounting to RMB2,167,640,000 (December 31, 2013: RMB3,512,612,000). One of the short-term borrowings, amounting to RMB307,640,000 (USD50,000,000), dominated in foreign currency with interest rates at three-months LIBOR plus a margin of 2.4%, approximately 2.98% per annum (December 31, 2013: three-months LIBOR plus a margin of 2.4%, approximately 2.98%). The remaining short-term borrowings carried interest at 5.10%-6.00% per annum (December 31, 2013: 5.10%-6.00% per annum).

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21.	BORROWINGS – CONTINUED

(i)	Unsecured borrowings are repayable as follows: – continued

Long-term borrowings amounting to RMB8,782,818,000 (December 31, 2013: RMB8,900,064,000) with RMB1,070,953,000 (December 31, 2013: RMB1,069,942,000) is payable within one year. Long-term borrowing of RMB6,006,306,000 (December 31, 2013: RMB6,138,167,000) carried interest at 5.54%-6.40% per annum. The other part of Long-term borrowings, amounting to RMB2,776,512,000 (December 31, 2013: RMB2,751,897,000) carried interest at three-months LIBOR plus a margin of 1.2%-2.95%. The loan of Heze amounting to RMB10,000,000 carried interest at the lending rate published by the People’s of Bank China (“PBOC”), approximately 6.55%. Long-term borrowings are guaranteed by the Parent Company.

The loan of Shanxi Tianchi was a loan which acquired before the acquisition of Shanxi Tianchi with the amount of RMB77,000,000 (December 31, 2013: RMB88,000,000) with RMB22,000,000 payable within 1 year, carried interest at 7.05% (December 31, 2013: 6.55%) per annum and is subject to adjustment based on the interest rate stipulated by PBOC. This loan is repayable by 20 instalments over a period of 10 years, with the first instalment due in May 2008. The loan is guaranteed by the parent company.

The long-term loan of Yancoal International amounting to RMB5,875,804,000 (USD955,000,000) (2013: RMB4,602,983,000 (USD755,000,000)), carried interest at three-months LIBOR plus a margin of 1.8%-3.25% (December 31, 2013: three-months LIBOR plus a margin of 1.8%-3.5%). The loan will be fully repayable at maturity.

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21.	BORROWINGS – CONTINUED

(ii)	Secured borrowings are repayable as follows:

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Within one year	645,632	629,733
More than one year, but not exceeding two years	1,845,802	—
More than two years, but not more than five years	—	1,892,834
More than five years	16,935,011	16,627,709

Total	19,426,445	19,150,276

At June 30, 2014, loan obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB17,501,242,000 (USD2,839,310,000) (December 31, 2013: RMB17,230,375,000 (USD2,839,310,000)). The borrowings of RMB5,917,350,000 (USD960,000,000) (December 31, 2013: RMB5,825,767,000 (USD960,000,000)) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 0.98%). The borrowings of RMB308,195,000 (USD50,000,000) (December 31, 2013: RMB303,425,000 (USD50,000,000)) carried interest at three-months LIBOR plus a margin of 0.8% (approximately 1.03%). The borrowings of RMB11,275,697,000 (USD1,829,310,000) (December 31, 2013: RMB11,101,183,000 (USD1,829,310,000)) carried interest at three-month LIBOR plus 2.8% (approximately 3.03%). Other borrowings arose from the acquisition of Gloucester, amounting to RMB79,401,000 (USD12,882,000) (December 31, 2013: RMB90,901,000 (USD14,979,000)) carried interest at 5.68%.

The borrowings together with loans pledged by machineries are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s term deposits (note 13), property, plant and equipment (note 17), intangible assets (note 16) and other assets in Yancoal Resources. Yancoal International newly obtained a long-term loan amounting to RMB1,845,802,000 (USD300,000,000) (December 31, 2013: RMB1,829,000,000 (USD300,000,000)), carried interest at three-month LIBOR plus a margin of 1.55% (approximately 1.78%). The loan are guaranteed by the Company’s standby credit.

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21.	BORROWINGS – CONTINUED

(iii)	Loans pledged by machineries are repayable as follows:

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Minimum payments
Within one year	187,200	187,200
More than one year, but not exceeding two years	187,200	187,200
More than two years, but not more than five years	1,761,600	1,761,600
More than five years	609,524	610,770

	2,745,524	2,746,770
Less: Future finance charges	(945,524)	(946,770)

Present value of payments	1,800,000	1,800,000

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Present value of minimum payments
Within one year	—	—
More than one year, but not exceeding two years	—	—
More than two years, but not more than five years	1,200,000	1,200,000
More than five years	600,000	600,000

	1,800,000	1,800,000
Less: amounts due within one year and included in current liabilities	—	—

Amounts due after one year and included in non-current liabilities	1,800,000	1,800,000

At June 30, 2014, a loan of RMB1,800,000,000 (December 31, 2013: RMB1,800,000,000) carried interest at around 10.4% per annum is pledged by machineries of the Group. The interest rate will be adjusted in accordance with the benchmark of 3 to 5 years lending rate published by the People’s Bank of China (“PBOC”) plus 4%.

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21.	BORROWINGS – CONTINUED

(iv)	Finance lease liabilities are repayable as follows:

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Minimum payments
Within one year	62,714	57,617
More than one year, but not exceeding two years	62,891	58,732
More than two years, but not more than five years	166,881	176,377
More than five years	14,567	22,741

	307,053	315,467
Less: Future finance charges	(43,091)	(47,975)

Present value of payments	263,962	267,492

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Present value of minimum payments
Within one year	48,195	42,852
More than one year, but not exceeding two years	51,256	53,266
More than two years, but not more than five years	153,769	159,798
More than five years	10,742	11,576

	263,962	267,492
Less: amounts due within one year and included in current liabilities	(48,195)	(42,852)

Amounts due after one year and included in non-current liabilities	215,767	224,640

Finance lease liabilities of RMB263,962,000 (AUD49,132,000) (December 31, 2013: RMB267,492,000) was obtained from the acquisition of Gloucester in 2012, which carried interest at 5.16% per annum.

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21.	BORROWINGS – CONTINUED

(v)	Guaranteed notes are detailed as follows:

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Guaranteed notes denominated in:
RMB repayable within one year	9,997,500	5,997,917
USD repayable within two to five years	2,768,703	2,743,500
RMB repayable within two to five years	2,926,000	993,200
USD repayable after five years	3,383,970	3,353,167
RMB repayable over five years	6,988,317	3,965,800

	26,064,490	17,053,584

The above USD guaranteed notes were issued by a subsidiary of the Company on May 16, 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 and with interest rate of 4.461% and 5.730% per annum respectively. The notes listed and traded on the Hong Kong Stock Exchange and sold in the form of debt securities to professional investors only. The notes are unconditionally secured by the Company and the respective security is non-cancellable. For the period ended June 30, 2014, there was no redemption on the notes.

During 2012, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes within PRC domicile, RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 was issued to the public and institutional investors. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At June 30, 2014, RMB notes of RMB4,962,000,000 (December 31, 2013: RMB4,959,000,000) include notes of RMB3,967,800,000 (2013: RMB3,965,800,000) with a maturity period of ten years and interest rate of 4.95% per annum and notes of RMB994,200,000 (December 31, 2013: RMB993,200,000) with a maturity period of five years and interest rate of 4.2% per annum. For the period ended June 30, 2014, there was no redemption on the notes.

During 2013, with the approval from China Securities Regulatory Commission, the Company is permitted to issue RMB short-term notes with par value RMB5,000,000,000. As at June 30, 2014, RMB short-term notes of RMB4,999,987,000 (December 31, 2013: RMB4,997,917,000) with a maturity period of 1 year carried interest at 6.0% per annum.

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(v)	Guaranteed notes are detailed as follows: – continued

During the period, with the approval from China Securities Regulatory Commission, the Company is allowed to issue the of the phase two of the RMB notes within PRC domicile, RMB notes with par value of RMB134,000 and RMB4,999,866,000 was issued to the public and institutional investors. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the phase two of the RMB notes. At June 30, 2014, RMB notes of RMB4,952,317,000 include notes of RMB3,020,517,000 with a maturity period of ten years and interest rate of 6.15% per annum and notes of RMB1,931,800,000 with a maturity period of five years and interest rate of 5.92% per annum. For the period ended June 30, 2014, there was no redemption on the notes.

Also, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB short-term notes within PRC domicile, RMB notes with par value of RMB5,000,000,000 was issued. RMB short-term notes of RMB4,998,333,000 with a maturity period of 1 year carried interest at 5.95% per annum.

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22.	DEFERRED TAXATION

	Available- for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights (coal reserves)	Temporary differences on income and expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2013 (restated)	(22,134)	(242,887)	(3,634,784)	797,578	1,138,748	4,815	(1,958,664)
Exchange re-alignment	—	84,982	567,795	(111,226)	(362,384)	(53,900)	125,267
Acquisition of Hao Sheng	—	—	(3,022,421)	—	—	—	(3,022,421)
Credit (charge) to other comprehensive income	(1,321)	—	—	—	—	395,395	394,074
Credit (charge) to the consolidated income statement (note 10)	—	(364,114)	665,772	209,418	1,589,309	—	2,100,385

At December 31, 2013 and January 1, 2014	(23,455)	(522,019)	(5,423,638)	895,770	2,365,673	346,310	(2,361,359)
Exchange re-alignment	—	(29,622)	(179,072)	64,655	147,759	35,244	38,964
Credit to other comprehensive income	1,955	—	—	—	—	558,363	560,318
Credit (charge) to the consolidated income statement (note 10)	—	387,928	153,855	(194,847)	(638,254)	—	(291,318)

At June 30, 2014	(21,500)	(163,713)	(5,448,855)	765,578	1,875,178	939,917	(2,053,395)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

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22.	DEFERRED TAXATION – CONTINUED

The analysis of deferred tax balances in the financial statements is as follows:

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Deferred tax assets	6,815,019	6,107,062
Deferred tax liabilities	(8,868,414)	(8,468,421)

	(2,053,395)	(2,361,359)

There was no material unprovided deferred tax for the period or at the balance sheet date.

23.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares	H shares (including H shares represented by ADS)	Total

Number of shares
At December 31, 2013 and June 30, 2014	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

Registered, issued and fully paid	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

At December 31, 2013 and June 30, 2014	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

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23.	SHAREHOLDERS’ EQUITY – CONTINUED

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined (Xintai and Ordos: RMB6.5 per tonne of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund. Pursuant to the Shanxi Provincial Government’s decision, coal mine transformation fund would be suspended since August 1, 2013.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB15 (Shanxi Tianchi: RMB50, Xintai and Ordos: RMB15) for each tonne of raw coal which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). The Company, Heze and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost. In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards. In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Yulin and Shanxi Tianhao, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at June 30, 2014 was RMB1,280,421,000 (December 31, 2013: RMB1,298,554,000).

Statutory Common Reserves Fund

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•	to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

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23.	SHAREHOLDERS’ EQUITY – CONTINUED

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at June 30, 2014 is the retained earnings computed under PRC GAAP which amounted to approximately RMB27,963,729,000 (December 31, 2013: RMB26,492,774,000, the retained earnings computed under IFRS).

24.	PERPETUAL CAPITAL SECURITY

On May 22, 2014, Yancoal International Trading Co., Limited issued 7.2% Perpetual Capital Securities with par value of USD 300,000,000 (“Perpetual Capital Securities”) which is guaranteed by the Company. Coupon payments of 7.2% per annum on the Perpetual Capital Securities are paid semi-annually in arrears and can be deferred at the discretion of the Group. The Perpetual Capital Securities have no fixed maturity and are redeemable at the discretion of the Group on or after May 22, 2016 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Group undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. The securities listed and traded on the Hong Kong Stock Exchange and sold to professional investors only on May 23, 2014.

25.	FAIR VALUES

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and contract fixed rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

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25.	FAIR VALUES – CONTINUED

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy. The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

				At June 30
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

2014
Assets
Available-for-sale investments
– Investments in securities listed on the SSE	165,034	—	—	165,034
Derivative financial instruments
– Collar option	—	260	—	260
– Royalty receivable (i)	—	—	1,194,594	1,194,594

	165,034	260	1,194,594	1,359,888

Liabilities
Derivative financial instruments
– Collar option	—	3,227	—	3,227
– Interest rate swap contracts	—	24,341	—	24,341

	—	27,568	—	27,568

In current period, there are no change in categories between level 1 and level 2 and no movement from or into level 3.

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25.	FAIR VALUES – CONTINUED

(i)	Royalty receivable

June 30,
2014
RMB’000

As at January 1	1,134,374
Cash received	(40,058)
Unwinding discount	64,554
Exchange re-alignment	78,013
Change in fair value	(42,289)

As at June 30	1,194,594

Current portion	138,215
Non-current portion	1,056,379

1,194,594

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial assets has been determined to have a finite life being the life of the Middlemount and is measured at fair value basis.

The royalty receivable is measured based on management expectations of the future cash flows with the re-measurement recorded in the income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Unwinding discount is included in interest income (note 7). Change in fair value is included in selling, general and administrative expenses.

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26.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

Balances and transactions with related party

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Nature of balances (other than those already disclosed)
Bills and accounts receivable
– Parent Company and its subsidiaries	426,726	402,872
– Joint ventures	84,693	28,859
Prepayments and other receivables
– Parent Company and its subsidiaries	95,956	49,824
– Joint ventures	171,961	160,723
Other payables and accrued expenses
– Parent Company and its subsidiaries	877,978	1,066,760

The amounts due from/to the Parent Company, joint ventures and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,
	2014 RMB’000	2013 RMB’000

Income
Sales of coal	1,388,034	1,471,344
Sales of heat and electricity	60,906	53,998
Sales of auxiliary materials	195,856	163,322
Sales of methanol	100,862	44,719

Expenditure
Utilities and facilities	22,863	2,130
Purchases of supply materials and equipment	514,441	266,007
Repair and maintenance services	83,514	77,248
Social welfare and support services	100,628	102,818
Road transportation services	6,098	5,897
Construction services	160,631	236,040

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26.	RELATED PARTY TRANSACTIONS – CONTINUED

Expenditures for social welfare and support services (excluding medical and child care expenses) are RMB100,628,000 and 94,219,000 for each of the six months period ended June 30, 2014 and 2013. These expenses will be negotiated with and paid by the Parent Company each year.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 28).

As at June 30, 2014, the Company has deposited RMB932,760,000 (December 31, 2013: RMB103,464,000) to the Company’s associate, Yan Kuang Group Finance Company Limited. The interest income received during the period amounted to RMB4,108,000 (2013: RMB3,208,000). No finance cost paid during the period (2013: RMB9,383,000).

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Six months ended June 30,
	2014 RMB’000	2013 RMB’000

Trade sales	2,676,170	3,056,133

Trade purchases	899,862	1,002,414

Material balances with other state-controlled entities are as follows:

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Amounts due to other state-controlled entities	266,792	328,474

Amounts due from other state-controlled entities	1,229,698	804,906

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

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26.	RELATED PARTY TRANSACTIONS – CONTINUED

Balances and transactions with joint ventures

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Due from a joint venture	1,793,378	1,587,001

The amount due from a joint venture is unsecured and interest is calculated at commercial rate, interest received by the Group in the current year amounting to RMB51,142,000 (2013: RMB50,516,000).

During the current period, the sales of coal from subsidiaries of the Group in Australia to the Group’s jointly ventures amounted to RMB373,738,000 (2013: RMB285,325,000).

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Six months ended June 30,
	2014 RMB’000	2013 RMB’000

Directors’ fee	260	752
Salaries, allowance and other benefits in kind	3,302	1,080
Retirement benefit scheme contributions	565	258

	4,127	2,090

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

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27.	COMMITMENTS

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Capital expenditure contracted for but not provided in the financial statements
Acquisition of property, plant and equipment
– the Group	2,348,566	2,375,634
– share of joint operations	34,483	27,254

Acquisition of intangible asset
– share of joint operations	38	504

Exploration and evaluation expenditure
– the Group	10,148	1,094
– share of joint operations	10,909	9,977

	2,404,144	2,414,463

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit to the relevant government authority, which secured for the environmental protection work done. As at June 30, 2014, the Group is committed to further make security deposit of RMB1,584 million (December 31, 2013: RMB1,614 million).

28.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on March 22, 2013, the monthly contribution rate is at 20% (2013: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2013 to December 31, 2014. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group. The Group’s overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

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29.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended June 30, 2014 and 2013. Such expenses, amounting to RMB68,500,000 and RMB70,000,000 for each of the six months ended June 30, 2014 and 2013, have been included as part of the social welfare and support services expenses summarized in note 26.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

30.	OPERATING LEASE COMMITMENTS

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Within one year	172,841	13,296
More than one year, but not more than five years	302,123	49,265

	474,964	62,561

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

31.	CONTINGENT LIABILITIES

	At June 30, 2014 RMB’000	At December 31, 2013 RMB’000

Guarantees
(a) the Group
Guarantees secured over deposits	95,960	81,670
Performance guarantees provided to daily operations	812,541	921,275
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	326,327	146,826

(b) Joint ventures
Guarantees secured over deposits	2,630	—
Performance guarantees provided to daily operations	871	417,352
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	6,132	48,477

	1,244,461	1,615,600

The Company was named as the defendant in a civil litigation brought by Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”) at the Shandong Provincial Higher People’s Court in September 2013, for breach of contract. Zhongxin Daxie sued for termination of the coal sales contract it entered with us, return of payments for goods and a compensation of RMB163,600,000 as the Company failed to perform the duty of delivering goods pursuant to the coal sales contract. The judgment of the Shandong Provincial Higher People’s Court affirmed that the requests of Zhongxin Daxie for the termination of the coal sales contract shall not be sustained. On June 30 2014, the Company received the notification calling for responses from Supreme People’s Court of the PRC in respect of the aforementioned judgment of the Shandong Provincial Higher People’s Court because of the appeal filed by Zhongxin Daxie. The final results of the appeal is unknown.

Yancoal Australia was notified of an unfavourable determination by Innovation Australia in relation to certain R&D activities registered by the Group from June 2005 to December 2009. The value of tax benefits in relation to the relevant R&D project over the period is approximately AUD19,000,000. Innovation Australian has made a referral to the Australia Tax office to undertake a review of the expenditure claims. As at balance sheet date, there have been no amended assessments issued by the Commissioner of Taxation.

In addition to the above, as at June 30, 2014, the Group had no other significant contingent events.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and safety work expense

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charge to expenses when acquired;

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charge to expenses when acquired.

(2)	Consolidation using purchase method under IFRS and using common control method under PRC GAAP

Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group, Hua Ju Energy, Yangcun Coal Mine and Beisu Coal Mine have been accounted for using the acquisition method which accounts for the assets and liabilities of the aforesaid acquisitions at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group and the aforesaid acquisitions are entities under the common control of the Parent Company, the assets and liabilities of the aforesaid acquisitions are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of the aforesaid acquisitions and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

102      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) – CONTINUED

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to equity holders of the Company For six months ended June 30, 2014 RMB’000	Net assets attributable to equity holders of the Company As at June 30, 2014 RMB’000

As per condensed financial statements prepared under IFRS	587,235	42,562,726
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes	447,351	—
– reversal of work safety cost	(121,094)	(613,508)
– fair value adjustment and related amortization	5,966	(162,615)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy, Yangcun Coal Mine and Beisu Coal Mine	—	(1,240,685)
– deferred tax	(86,307)	596,414
– others	2,401	28,069

As per financial statements prepared under PRC GAAP	835,552	41,170,401

Note:	There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED BALANCE SHEET

January 1-June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	June 30, 2014	January 1, 2014

CURRENT ASSET:
Cash at bank and on hand	VI.1	22,116,408	15,510,298
Excess reserves settlement		—	—
Lending to banks and other financial institutions		—	—
Financial assets at fair value through profit or loss		—	—
Notes receivable	VI.2	6,106,939	7,558,118
Accounts receivable	VI.3	1,437,083	1,461,387
Prepayments	VI.4	4,186,647	1,165,331
Premiums receivable		—	—
Accounts receivable reinsurance		—	—
Reserve for reinsurance contract receivable		—	—
Interest receivable		102,084	33,692
Dividends receivable		103,730	—
Other receivables	VI.5	862,414	598,840
Purchase of resold financial assets		—	—
Inventories	VI.6	1,506,917	1,597,168
Non-current assets due within one year		—	—
Other current assets	VI.7	3,115,606	3,410,681

TOTAL CURRENT ASSETS		39,537,828	31,335,515

NON CURRENT ASSETS:
Offering loan and advance		—	—
Available-for-sale financial assets	VI.8	204,313	211,560
Held-to-maturity investments		—	—
Long-term accounts receivable	VI.9	2,065,232	1,841,238
Long-term equity investments	VI.10	3,063,307	3,233,307
Investment property		—	—
Fixed assets	VI.11	24,024,682	24,158,411
Construction in progress	VI.12	32,995,304	31,391,802
Construction materials		23,319	26,699
Disposal of fixed assets		—	—
Productive biological assets		—	—
Oil gas assets		—	—
Intangible assets	VI.13	24,546,155	23,949,861
Development expenditure		—	—
Goodwill	VI.14	1,258,381	1,219,853
Long-term deferred liabilities		123,230	120,161
Deferred tax assets	VI.15	7,663,074	7,044,986
Other non-current assets	VI.16	1,212,819	1,166,081

TOTAL NON-CURRENT ASSETS		97,179,816	94,363,959

TOTAL ASSETS		136,717,644	125,699,474

The accompanying notes disclosure is the composing part of the financial statements.

The financial statements from page 104 to page 116 are signed by the following persons-in charge.

Head of the Company: Li Xiyong	Chief Financial Officer: Wu Yuxiang	Head of Accounting Department: Zhao Qingchun

104      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED BALANCE SHEET – CONTINUED

January 1-June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	June 30, 2014	January 1, 2014

CURRENT LIABILITIES:
Short-term borrowings	VI.18	2,167,640	3,512,612
Borrowings from central bank		—	—
Deposits absorption and deposits between companies		—	—
Borrowings from banks or other financial institutions		—	—
Financial liabilities at fair value through profit or loss	VI.19	—	1,000,000
Notes payable	VI.20	1,371,544	316,361
Accounts payable	VI.21	1,688,235	2,448,642
Advances from customers	VI.22	526,242	852,247
Amounts from sale of repurchased financial assets		—	—
Service charge and commissions payable		—	—
Salaries and wages payable	VI.23	1,365,663	1,056,893
Taxes payable	VI.24	-75,399	749,807
Interest payable	VI.25	934,660	587,061
Dividends payable		39,239	91
Other payables	VI.26	5,223,375	5,419,873
Accounts receivable reinsurance		—	—
Reserve for insurance contract		—	—
Acting trading securities		—	—
Acting underwriting securities		—	—
Short-term financing bonds payable	VI.27	9,997,500	4,997,917
Non-current liabilities due within one year	VI.28	2,264,778	3,702,281
Other current liabilities	VI.7	3,114,940	4,021,563

TOTAL CURRENT LIABILITIES		28,618,417	28,665,348

NON-CURRENT LIABILITIES:
Long-term loan	VI.29	32,433,482	31,019,648
Bonds payables	VI.30	16,066,990	11,055,667
Long-term payables	VI.31	2,863,538	2,833,205
Special accounts payable		—	—
Provision	VI.32	839,198	810,634
Deferred income	VI.33	60,109	62,327
Deferred tax liabilities	VI.15	9,092,028	8,695,598
Other non-current liabilities		—	—

TOTAL NON CURRENT LIABILITIES		61,355,345	54,477,079

TOTAL LIABILITIES		89,973,762	83,142,427

SHAREHOLDERS’ EQUITY:
Share capital	VI.34	4,918,400	4,918,400
Capital reserves	VI.35	1,285,321	3,105,980
Less: Treasury stock		—	—
Other comprehensive income	VI.36	-2,126,720	-3,821,831
Special reserves	VI.37	3,863,663	2,285,384
Surplus reserves	VI.38	5,493,640	5,493,640
Provision for general risk		—	—
Retained earnings	VI.39	27,736,097	26,998,913

Equity attributable to shareholders of the Company		41,170,401	38,980,486
Equity attributable to minority interest	VI.40	5,573,481	3,576,561

TOTAL SHAREHOLDERS’ EQUITY		46,743,882	42,557,047

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		136,717,644	125,699,474

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

BALANCE SHEET OF THE PARENT COMPANY

January 1-June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	June 30, 2014	January 1, 2014

CURRENT ASSETS:
Cash at bank and on hand		16,673,709	10,899,723
Financial assets at fair value through profit or loss		—	—
Notes receivable		6,137,024	7,451,581
Accounts receivable	XIII.1	740,673	464,076
Prepayments		2,592,194	17,334
Interests receivable		1,423,217	981,957
Dividends receivable		103,829	100
Other receivables	XIII.2	8,253,804	11,664,061
Inventories		441,301	524,379
Non-current assets due within one year		—	—
Other current assets		2,576,116	2,887,428

TOTAL CURRENT ASSETS		38,941,867	34,890,639

NON CURRENT ASSETS:
Available-for-sale financial assets		174,034	181,854
Hold-to-maturity investment		13,162,000	13,271,000
Long-term accounts receivable		—	—
Long-term equity investments	XIII.3	27,318,864	22,657,232
Investment real estate		—	—
Fixed assets		6,665,787	7,196,388
Construction in progress		674,179	67,027
Materials construction		1,427	1,259
Disposal of fixed assets		—	—
Productive biological assets		—	—
Oil gas assets		—	—
Intangible assets		2,260,535	2,365,492
Development expenditure		—	—
Goodwill		—	—
Long-term deferred expenses		48	52
Deferred tax assets		1,559,272	1,659,746
Other non current assets		117,926	117,926

TOTAL NON CURRENT ASSETS		51,934,072	47,517,976

TOTAL ASSETS		90,875,939	82,408,615

The accompanying notes disclosure is the composing part of the financial statements.

106      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

BALANCE SHEET OF THE PARENT COMPANY – CONTINUED

January 1-June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	June 30, 2014	January 1, 2014

CURRENT LIABILITIES:
Short-term borrowings		2,167,640	3,512,612
Financial liabilities at fair value through profit or loss		24,341	1,043,532
Notes payable		1,045,804	34,220
Accounts payable		714,503	947,770
Advances from customers		359,521	640,789
Salaries and wages payable		731,423	541,161
Taxes payable		232,433	963,843
Interest payable		857,631	310,762
Dividends payable		39,168	—
Other payable		6,132,658	4,828,780
Short-term notes payable		9,997,500	4,997,917
Non-current liabilities due within one year		1,467,238	2,874,956
Other current liabilities		2,920,656	3,531,851

TOTAL CURRENT LIABILITIES		26,690,516	24,228,193

NON-CURRENT LIABILITIES
Long-term loans		7,711,865	7,820,122
Bonds payable		9,914,317	4,959,000
Long-term payable		2,616,296	2,574,901
Special accounts payable		—	—
Estimated liabilities		—	—
Deferred income		14,854	19,761
Deferred tax liabilities		189,779	203,409
Other non-current liabilities		—	—

TOTAL NON-CURRENT LIABILITIES		20,447,111	15,577,193

TOTAL LIABILITIES		47,137,627	39,805,386

SHAREHOLDERS’ EQUITY:
Share capital		4,918,400	4,918,400
Capital reserves		1,939,077	3,759,736
Less: Treasury stock		—	—
Other comprehensive income		65,694	71,560
Special reserves		3,402,882	1,850,945
Surplus reserves		5,448,530	5,448,530
Provision for general risk		—	—
Retained profits		27,963,729	26,554,058

TOTAL SHAREHOLDERS’ EQUITY		43,738,312	42,603,229

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		90,875,939	82,408,615

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED INCOME STATEMENT

January 1 to June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	Jan. to Jun. 2014	Jan. to Jun. 2013

1. TOTAL OPERATING REVENUE	VI.41	32,428,612	26,188,026
Including: Operating revenue	VI.41	32,428,612	26,188,026
Interest income		—	—
Premiums income		—	—
Income from service charges and commissions		—	—

2. TOTAL OPERATING COST	VI.41	31,986,507	30,652,574
Including: Operating cost	VI.41	26,853,095	20,576,404
Interests expenditure		—	—
Service charges and commissions expenditure		—	—
Cash surrender value		—	—
Net amount of compensation payout		—	—
Net amount of provisions for insurance contract guarantee fund		—	—
Insurance policy dividend expense		—	—
Reinsurance expenses		—	—
Operating taxes and surcharges	VI.42	285,523	280,304
Selling expense	VI.43	1,568,210	1,520,793
General and administrative expenses	VI.44	2,342,926	2,134,273
Financial expenses	VI.45	806,077	3,898,648
Assets impairment loss	VI.46	130,676	2,242,152
Add: Gain on fair value change (The loss is listed beginning with “-”)	VI.47	-61,986	-216,841
Investment income (The loss is listed beginning with “-”)	VI.48	-89,268	-60,014
Including: Investment income of associates	VI.48	-89,353	-64,677
Foreign exchange gain or loss (The loss is listed beginning with “-”)		—	—

3. Operating profit (The loss is listed beginning with “-”)		290,851	-4,741,403
Add: Non-operating revenue	VI.49	390,517	29,260
Less: Non-operating expenditures	VI.50	11,719	19,522
Including: Losses on disposal of non-current assets		3,369	10,906

4. Total profit (The total loss is listed beginning with “-”)		669,649	-4,731,665
Less: Income tax	VI.51	52,583	-1,307,220

5. Net profit (The net loss is listed beginning with “-”)		617,066	-3,424,445
Net profit attributed to shareholder of the Company		835,552	-2,396,915
Net profit attributed to minority interest		-218,486	-1,027,530

6. Other comprehensive income	VI.52	2,069,691	-2,181,241
(1) Other comprehensive income that cannot be reclassified to profit or loss in the future		—	—
(2) Other comprehensive income that will be reclassified to profit or loss in the future		2,069,691	-2,181,241
1. Profit or loss from change in fair value of available for sale financial assets		-5,866	-17,806
2. Effective profit or loss of cash flow hedging		743,479	-313,257
3. Difference of foreign translation		1,332,078	-1,850,178

7. Total other comprehensive income		2,686,757	-5,605,686

8. Earnings per share
(1) Earnings per share, basis	VI.53	0.1699	-0.4873
(2) Earnings per share, diluted	VI.53	0.1699	-0.4873

The accompanying notes disclosure is the composing part of the financial statements.

108      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

INCOME STATEMENT OF THE PARENT COMPANY

January 1 to June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	January to June 2014	January to June 2013

1. TOTAL OPERATING REVENUE	XIII.4	22,814,488	18,257,048
Less: Operating cost	XIII.4	18,576,140	14,231,595
Operating taxes and surcharges		229,248	237,227
Selling expense		353,242	121,585
General and administrative expense		1,678,699	1,536,955
Financial costs		867,515	232,924
Impairment loss of assets		14,370	20,752
Add: Gain or loss on fair value changes (The loss is listed beginning with “-”)		-37	-76,942
Investment income (The loss is listed beginning with “-”)	XIII.5	583,716	446,726
Including: Investment income of associates and joint ventures	XIII.5	100,182	113,626

2. Operating profit (The loss is listed beginning with “-”)		1,678,953	2,245,794
Add: Non-operating income		331,774	12,407
Less: Non-operating expense		7,361	5,420
Including: Loss on disposal of non-current assets		3,280	2,976

3. Total profit (The total loss is listed beginning with “-”)		2,003,366	2,252,781
Less: Income tax		495,327	575,191

4. Net profit (The net loss is listed beginning with “-”)		1,508,039	1,677,590

5. Other comprehensive income		-5,866	-17,807
(1) Other comprehensive income that cannot be reclassified to profit or loss in the future		—	—
(2) Other comprehensive income that will be reclassified to profit or loss in the future		-5,866	-17,807
1. Profit or loss from change in fair value of available for sale financial assets		-5,866	-17,807

6. Total other comprehensive income		1,502,173	1,659,783

7. Earnings per share
(1) Earnings per share, basis		0.3066	0.3411
(2) Earnings per share, diluted		0.3066	0.3411

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED CASH FLOW STATEMENT

January 1 to June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

		January to	January to
ITEMS	NOTES	June 2014	June 2013

1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services		37,904,800	30,969,281
Net increase in customer’s deposits and financial institution deposits		—	—
Net increase in borrowings from central bank		—	—
Net increase in borrowings from other financial institutions		—	—
Cash received from former-insurance premiums		—	—
Net cash received from reinsurance business		—	—
Net increase of insured savings and investment		—	—
Net increase from disposal of transactional financial assets		—	—
Cash received from interests, service charge and commissions		—	—
Net increase in borrowings from other companies		—	—
Net amount from repurchasing businesses		—	—
Tax refunding		277,047	359,069
Other cash received relating to operating activities	VI.54	409,696	361,091

Sub-total of cash inflows		38,591,543	31,689,441

Cash paid for goods and services purchased		28,191,001	20,146,617
Net increase in loans and advance from customers		—	—
Net increase in deposits in central bank and other financial institutions		—	—
Cash paid for former insurance contracts claims		—	—
Cash paid for interests, service charge and commissions		—	—
Cash paid for insurance policy dividends		—	—
Cash paid to employees and on behalf of employees		4,900,296	5,021,062
Taxes payments		4,035,971	3,834,245
Other cash paid relating to operating activities	VI.54	1,709,391	1,877,505

Sub-total of cash outflows		38,836,659	30,879,429

NET CASH FLOW FROM OPERATING ACTIVITIES		-245,116	810,012

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		—	—
Cash received from return of investments income		199,413	74,190
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		3,894	4,102
Net cash received from disposal of sub companies and business units		—	—
Other cash received relating to investing activities	VI.54	165,169	997,064

Sub-total of cash inflows		368,476	1,075,356

Cash paid to acquire fixed assets, intangible assets and other long-term assets		1,644,652	4,515,401
Cash paid for investments		125,000	—
Net increase of pledge loans		—	—
Net cash amounts paid for acquisition of subsidiaries and other business units		—	802,089
Other cash paid relating to investing activities	VI.54	3,491,375	221,749

Sub-total of cash outflows		5,261,027	5,539,239

NET CASH FLOW USED IN INVESTING ACTIVITIES		-4,892,551	-4,463,883

The accompanying notes disclosure is the composing part of the financial statements.

110      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED CASH FLOW STATEMENT – CONTINUED

January 1 to June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

		January to	January to
ITEMS	NOTES	June 2014	June 2013

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors		—	—
Including: Cash received from minority shareholders of subsidiaries		—	—
Cash received from borrowings		3,135,164	7,338,719
Cash received from issuing bonds		11,773,607
Other cash received relating to financing activities		—	—

Sub-total of cash inflows		14,908,771	7,338,719

Repayments of borrowings and debts		4,407,153	3,353,407
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		771,482	1,091,046
Including: Cash paid for distribution of dividends or profits by subsidiaries to minority shareholders		—	—
Capital return of minority shareholders-payment to original shareholders of Gloucester		—	3,621,487
Other cash paid relating to financing activities	VI.54	1,971,081	—

Sub-total of cash outflows		7,149,716	8,065,940

NET CASH FLOW USED IN FINANCING ACTIVITIES		7,759,055	-727,221

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		113,580	-116,635

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VI.54	2,734,968	-4,497,727

Add: Cash and cash equivalent, opening	VI.54	10,965,667	12,799,757

6. Cash and cash equivalents, closing	VI.54	13,700,635	8,302,030

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CASH FLOW STATEMENT OF THE PARENT COMPANY

January 1 to June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	NOTES	January to June 2014	January to June 2013

1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services		27,068,748	23,059,264
Tax refunding		—	—
Other cash received relating to operating activities		434,067	333,180

Sub-total of cash inflows		27,502,815	23,392,444

Cash paid for goods and services		19,425,542	14,232,029
Cash paid to and on behalf of employees		3,367,456	3,462,946
Taxes payments		3,223,461	3,237,460
Other cash paid relating to operating activities		1,566,249	1,624,074

Sub-total of cash outflows		27,582,708	22,556,509

NET CASH FLOW FROM OPERATING ACTIVITIES		-79,893	835,935

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		319,000	214,000
Cash received from return of investments		318,336	237,133
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		2,545	944
Net cash amount received from the disposal of sub companies and other business units		—	—
Other cash received relating to investing activities		742,783	997,064

Sub-total of cash inflows		1,382,664	1,449,141

Cash paid to acquire fixed assets, intangible assets and other long-term assets		654,493	431,251
Cash paid for investments		600,000	—
Net cash amounts paid by subcompanies and other business units		—	1,025,516
Other cash paid relating to investing activities		3,494,977	7,280,241

Sub-total of cash outflows		4,749,470	8,737,008

NET CASH FLOW USED IN INVESTING ACTIVITIES		-3,366,806	-7,287,867

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors		—	—
Cash received from borrowings		1,910,000	5,468,092
cash received from issuing bonds		9,947,500	—
Cash received relating to other financial activities		96,715	163,182

Sub-total of cash inflows		11,954,215	5,631,274

Repayments of borrowings and debts		4,396,153	2,852,711
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		394,931	419,613
Other cash payment relating to financial activities		1,941,007	—

Sub-total of cash outflows		6,732,091	3,272,324

NET CASH FLOW USED IN FINANCING ACTIVITIES		5,222,124	2,358,950

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		8,109	-17,685
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	XIII.6	1,783,534	-4,110,667
Add: Cash and cash equivalent, opening	XIII.6	6,620,343	9,388,641

6. Cash and cash equivalents, closing	XIII.6	8,403,877	5,277,974

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

January 1 to June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for the first half of 2014
	Attribute to shareholders of the Parent Company								Attribute to shareholders of Minority interest
ITEMS	Share capital	Capital reserves	Less: treasury stock	Other comprehensive income	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Equity attribute to shareholders of Minority interest holding ordinary shares	Equity attribute to shareholders of Minority interest holding other equity instruments	Total of shareholders’ equity

I. Balance at December 31, 2013	4,918,400	3,105,980	—	-3,821,831	2,285,384	5,493,640	—	26,998,913	3,576,561	—	42,557,047
Add: Change in accounting policies	—	—	—	—	—	—	—	—	—	—	—
Correction of errors in the early stage	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—

II. Balance at January 1, 2014	4,918,400	3,105,980	—	-3,821,831	2,285,384	5,493,640	—	26,998,913	3,576,561	—	42,557,047

III. Changes for the year (The decrease is listed beginning with “-”)	—	-1,820,659	—	1,695,111	1,578,279	—	—	737,184	146,477	1,850,443	4,186,835
(I) Total comprehensive income	—	—	—	1,695,111	—	—	—	835,552	141,398	14,696	2,686,757
(II) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	—	—	1,835,747	1,835,747
1. Capital from shareholders	—	—	—	—	—	—	—	—	—	—	—
2. Capital from holders of other equity instruments	—	—	—	—	—	—	—	—	—	1,835,747	1,835,747
3. Others	—	—	—	—	—	—	—	—	—	—	—
(III) Profit distribution	—	—	—	—	—	—	—	-98,368	—	—	-98,368
1. Transfer to surplus reserve	—	—	—	—	—	—	—	—	—	—	—
2. Provision for general risks	—	—	—	—	—	—	—	—	—	—	—
3. Distribution to shareholders	—	—	—	—	—	—	—	-98,368	—	—	-98,368
4. Others	—	—	—	—	—	—	—	—	—	—	—
(IV) Internal settlement and transfer of owners’ equities	—	-1,820,659	—	—	1,820,659	—	—	—	—	—	—
1. Capital reserve transferred share capital	—	—	—	—	—	—	—	—	—	—	—
2. Surplus reserve transferred share capital	—	—	—	—	—	—	—	—	—	—	—
3. Provision of surplus reserve for loss	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	-1,820,659	—	—	1,820,659	—	—	—	—	—	—
(V) Special reserves	—	—	—	—	-242,380	—	—	—	5,079	—	-237,301
1. Provision of the year	—	—	—	—	526,523	—	—	—	6,375	—	532,898
2. Usage of the year	—	—	—	—	-768,903	—	—	—	-1,296	—	-770,199
(VI) Others	—	—	—	—	—	—	—	—	—	—	—

V. Balance at June 30, 2014	4,918,400	1,285,321	—	-2,126,720	3,863,663	5,493,640	—	27,736,097	3,723,038	1,850,443	46,743,882

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

January 1 to June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for January 1, 2013 to December 31, 2013
	Attribute to shareholders of the Parent Company								Attribute to shareholders of Minority interest
ITEMS	Share capital	Capital reserves	Less: treasury stock	Other comprehensive income	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Equity attribute to shareholders of Minority interest holding ordinary shares	Equity attribute to shareholders of Minority interest holding equity other instruments	Total of shareholders’ equity

I. Balance at December 31, 2012	4,918,400	3,386,977	—	-64,057	3,074,316	4,983,461	—	28,364,156	3,326,172	—	47,989,425
Add: Change in accounting policies	—	40,086	—	—	—	—	—	-336,410	–74,746	—	-371,070
Correction of errors in the early stage	—	—	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—

II. Balance at January 1, 2013	4,918,400	3,427,063	—	-64,057	3,074,316	4,983,461	—	28,027,746	3,251,426	—	47,618,355

III. Changes for the year (The decrease is listed beginning with “-”)	—	-321,083	—	-3,757,774	-788,932	510,179	—	-1,028,833	325,135	—	-5,061,308
(I) Total comprehensive income	—	—	—	-3,757,774	—	—	—	1,271,211	-1,804,803	—	-4,291,366
(II) Owner’s contributions and reduction in capital	—	-321,083	—	—	33,754	—	—	-19,241	2,179,417	—	1,872,847
1. Capital from shareholders	—	—	—	—	—	—	—	—	2,624,277	—	2,624,277
2. Capital from holders of other equity instruments	—	-71,140	—	—	—	—	—	—	—	—	-71,140
3. Others	—	-249,943	—	—	33,754	—	—	-19,241	-444,860	—	-680,290
(III) Profit distribution	—	—	—	—	—	510,179	—	-2,280,803	-60,276	—	-1,830,900
1. Transfer to surplus reserve	—	—	—	—	—	510,179	—	-510,179	—	—	—
2. Provision for general risks	—	—	—	—	—	—	—	—	—	—	—
3. Distribution to shareholders	—	—	—	—	—	—	—	-1,770,624	-60,276	—	-1,830,900
4. Others	—	—	—	—	—	—	—	—	—	—	—
(IV) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital	—	—	—	—	—	—	—	—	—	—	—
2. Surplus reserve transferred share capital	—	—	—	—	—	—	—	—	—	—	—
3. Provision of surplus reserve for loss	—	—	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—	—	—
(V) Special reserves	—	—	—	—	-822,686	—	—	—	10,797	—	-811,889
1. Provision of the year	—	—	—	—	1,045,794	—	—	—	29,976	—	1,075,770
2. Usage of the year	—	—	—	—	-1,868,480	—	—	—	-19,179	—	-1,887,659
(VI) Others	—	—	—	—	—	—	—	—	—	—	—

IV. Balance at December 31, 2013	4,918,400	3,105,980	—	-3,821,831	2,285,384	5,493,640	—	26,998,913	3,576,561	—	42,557,047

The accompanying notes disclosure is the composing part of the financial statements.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

January 1 to June 30, 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for the first half of 2014
ITEMS	Share capital	Capital reserves	Less: treasury stock	Other comprehensive income	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Total of shareholders’ equity

I. Balance at December 31, 2013	4,918,400	3,759,736	—	71,560	1,850,945	5,448,530	—	26,554,058	42,603,229
Add: Change in accounting policies	—	—	—	—	—	—	—	—	—
Correction of errors in the early stage	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—

II. Balance at January 1, 2014	4,918,400	3,759,736	—	71,560	1,850,945	5,448,530	—	26,554,058	42,603,229

III. Changes for the year (The decrease is listed beginning with “-”)	—	-1,820,659	—	-5,866	1,551,937	—	—	1,409,671	1,135,083
(I) Total comprehensive income	—	—	—	-5,866	—	—	—	1,508,039	1,502,173
(II) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	—	—
1. Capital from shareholders	—	—	—	—	—	—	—	—	—
2. Capital from holders of other equity instruments	—	—	—	—	—	—	—	—	—
3. Others	—	—	—	—	—	—	—	—	—
(III) Profit distribution	—	—	—	—	—	—	—	-98,368	-98,368
1. Transfer to surplus reserve	—	—	—	—	—	—	—	—	—
2. Provision for general risks	—	—	—	—	—	—	—	—	—
3. Distribution to shareholders	—	—	—	—	—	—	—	-98,368	-98,368
4. Others	—	—	—	—	—	—	—	—	—
(IV) Internal settlement and transfer of owners’ equities	—	-1,820,659	—	—	1,820,659	—	—	—	—
1. Capital reserve transferred share capital	—	—	—	—	—	—	—	—	—
2. Surplus reserve transferred share capital	—	—	—	—	—	—	—	—	—
3. Provision of surplus reserve for loss	—	—	—	—	—	—	—	—	—
4. Others	—	-1,820,659	—	—	1,820,659	—	—	—	—
(V) Special reserves	—	—	—	—	-268,722	—	—	—	-268,722
1. Provision of the year	—	—	—	—	399,891	—	—	—	399,891
2. Usage of the year	—	—	—	—	-668,613	—	—	—	-668,613
(VI) Others	—	—	—	—	—	—	—	—	—

IV. Balance at June 30, 2014	4,918,400	1,939,077	—	65,694	3,402,882	5,448,530	—	27,963,729	43,738,312

The accompanying notes disclosure is the composing part of the financial statements.

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STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY – CONTINUED

January to June 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

	Amount for January 1, 2013 to December 31, 2013
ITEMS	Share capital	Capital reserves	Less: treasury stock	Other comprehensive income	Special reserves	Surplus reserves	Provision for General Risk	Retained earnings	Total of shareholders’ equity

I. Balance at December 31, 2012	4,918,400	3,759,736	—	67,598	2,739,038	4,938,351	—	23,733,069	40,156,192
Add: Change in accounting policies	—	—	—	—	—	—	—	—	—
Correction of errors in the early stage	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—

II. Balance at January 1, 2013	4,918,400	3,759,736	—	67,598	2,739,038	4,938,351	—	23,733,069	40,156,192

III. Changes for the year (The decrease is listed beginning with “-”)	—	—	—	3,962	-888,093	510,179	—	2,820,989	2,447,037
(I) Total comprehensive income	—	—	—	3,962	—	—	—	5,101,792	5,105,754
(II) Owner’s contributions and reduction in capital	—	—	—	—	—	—	—	—	—
1. Capital from shareholders	—	—	—	—	—	—	—	—	—
2. Capital from holders of other equity instruments	—	—	—	—	—	—	—	—	—
3. Others	—	—	—	—	—	—	—	—	—
(III) Profit distribution	—	—	—	—	—	510,179	—	-2,280,803	-1,770,624
1. Transfer to surplus reserve	—	—	—	—	—	510,179	—	-510,179	—
2. Provision for general risks	—	—	—	—	—	—	—	—	—
3. Distribution to shareholders	—	—	—	—	—	—	—	-1,770,624	-1,770,624
4. Others	—	—	—	—	—	—	—	—	—
(IV) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital	—	—	—	—	—	—	—	—	—
2. Surplus reserve transferred share capital	—	—	—	—	—	—	—	—	—
3. Provision of surplus reserve for loss	—	—	—	—	—	—	—	—	—
4. Others	—	—	—	—	—	—	—	—	—
(V) Special reserves	—	—	—	—	-888,093	—	—	—	-888,093
1. Provision of the year	—	—	—	—	758,138	—	—	—	758,138
2. Usage of the year	—	—	—	—	-1,646,231	—	—	—	-1,646,231
(VI) Others	—	—	—	—	—	—	—	—	—

IV. Balance at December 31, 2013	4,918,400	3,759,736	—	71,560	1,850,945	5,448,530	—	26,554,058	42,603,229

The accompanying notes disclosure is the composing part of the financial statements.

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I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September 1997 by Yankuang Group Company Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China”. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No. 12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depositary Shares was traded in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB2,520 million after this issuance. The company issued 80 million new A shares in June 1998. The above shares went to public and were traded on Shanghai Stock Exchange since July 1, 1998. After multiple increased issuance and bonus shares, the share capital of the Company had increased to RMB4,918.40 million by June 30, 2014.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	The preparation foundation of financial statements

The Group’s financial statements have been prepared on a going concern basis and based on actual transactions and events, in accordance with “Accounting Standards No.2 for Business Enterprises – Long-term equity investments, Accounting Standards No.9 for Business Enterprises – Salaries and wages, Accounting Standards No.30 for Business Enterprises – presentation of financial statements, Accounting Standards No.33 for Business Enterprises – consolidated financial statements, Accounting Standards No.37 for Business Enterprises – Financial instrument, Accounting Standards No.39 for Business Enterprises Fair value measurement, Accounting Standards No.40 for Business Enterprises – the Joint venture arrangement and Accounting Standards No.41 for Business Enterprises – Disclosure of interests in other entities (referred as “New ASBEs”), other related regulations (referred as ASBEs) issued by the China Ministry of Finance and the accounting policies and estimates of the Group as stated in Note II “significant accounting policies, accounting estimates and preparation methods for consolidated financial statements” in the notes. The comparative figures of 2013 have been restated and in line with the current presentation of financial statements.

Regarding to the impacts on the Group’s financial statements due to the new ASBEs, see details in “Note III.1 Changes in accounting policies and relative impacts”

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II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

2.	Declaration of compliance with ASBEs

The financial statements of the Group have been prepared in accordance with the ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on.

3.	Accounting period

The accounting period is from January 1st to Dec 31st.

4.	Functional currency

The functional currency of the Company and domestic subsidiaries is Renminbi (RMB). The overseas subsidiaries use foreign currency for accounting and translate into RMB when preparing financial statements. See Note II. 9.

5.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost as the principle of measurements for assets and liabilities except for financial assets held-for-trading, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

6.	Business combinations

A business combination is a transaction or event that brings together of two or more than two separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the acquirer obtains substantive control of the acquiree.

(1)	Business combinations under common control: Assets and liabilities that are obtained by the acquirer in a business combination are measured at their carrying amounts at the combination date as recorded by the acquiree. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to compensate the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not under common control: The cost of combination is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer for purpose to gain substantive control of acquiree. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

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II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

7.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Group takes the subsidiaries owning the actual controlling power and the special purpose vehicle into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33 – consolidated financial statements and relevant provisions. All material intercompany transactions, balances, income and expenses in the consolidation scope are eliminated on consolidation. Unrealized loss from intercompany transactions shall, if there is evidence that the loss is part of the impairment loss of relevant assets, be recognized in full. Shareholder’s equity which doesn’t belong to the parent company is identified separately as minority interest on consolidated financial statements.

If the losses to the minority shareholders exceed their shares in the subsidiary’s equity, in addition to the part that minority shareholders have an obligation to bear according to the articles of association or agreement and the minority shareholders have the ability to bear, the remaining part shall offset the shareholders’ equity attributable to the parent company. If the subsidiary subsequently reports profits, all profits are attributable to shareholders’ equity of the parent company before compensating the losses to the minority shareholders which were borne by the shareholders’ equity of the parent company.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period used in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets on the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

8.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

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II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

9.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency transaction

Foreign currency transactions are converted to the functional currency at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to the functional currency using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the functional currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the functional currency amount.

(2)	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except retained earnings on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate (average rate of the year) of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items. When overseas operating units are disposed, then the relevant exchange differences will be transferred from shareholders’ equity to current disposal income or expense.

For the net investment items, measured at foreign currencies and applied parent or subsidiaries’ reporting currencies, on subsidiaries, exchange difference results from those items should be recognized as “Difference on foreign currency translation”. For exchange difference results from investment items that are measured at the currencies other than the one parent or subsidiaries adopting, exchange differences should be offset, and the remaining should be recognized as “Difference on foreign currency translation”.

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II.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

10.	Financial Instruments

(1)	Financial assets

1)	Financial assets by category

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘receivables’.

A.	Financial assets at FVTPL

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet. Except for the purpose of hedging, derivative financial instruments are classified into financial assets or liabilities at FVTPL.

B.	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

C.	Receivables

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market.

D.	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) receivables, or (3) held-to-maturity investments.

2)	Recognition and measurement

Financial assets are recognized in fair value in the balance sheet when the Group becomes a part of the contractual provisions of the instrument. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

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10.	Financial Instruments – continued

(1)	Financial assets – continued

2)	Recognition and measurement – continued

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

Other than impairment loss and exchange gains and losses arising from foreign currency monetary financial assets, the changes in fair value of AFS financial assets are recorded in the shareholder’s equity. When the financial assets are derecognized, the calculated amount of changes in fair value of AFS financial assets should be recorded into current profits or losses. The interest of AFS liability instruments calculated by actual interest rate during the holding period and the cash dividends declared and issued by the investee on available-for-sale equity instruments should be included in current profit or loss as investment income.

3)	Impairment of financial assets

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss.

When the financial assets carried at amortized cost impaired, they should be accrued impairment provisions at the amount of the difference that the estimated future cash flow (exclusive not yet occurred credit loss) lower than the present value. If the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss.

If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement. For the AFS liability instrument investment which has been recognized impairment loss, if the fair value increases in the subsequent period and the increase can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss should be reversed through current profit and loss. For the AFS equity instrument investment which has been recognized impairment loss, the fair value increase in the subsequent period should be directly included in shareholders’ equity.

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10.	Financial Instruments – continued

(1)	Financial assets – continued

4)	Transfer of financial asset

Financial assets should be derecognized when: (1) the rights to receive cash flows from the assets expired; or (2) the financial assets have been transferred and the Group has substantially transferred all the risks and rewards of ownership of the assets; (3) the financial assets have been transferred, the Group has neither transferred nor keep almost all the risks and rewards of ownership of the assets but gave up the control of the financial assets.

If the enterprise neither transferred all the risks and rewards of ownership of the assets nor gave up the control of the financial assets, the related financial assets should be recognized based on the degree of involvement into the transferred financial assets by the enterprise, the related liabilities should be recognized as well. The degree of involvement into the transferred financial assets means the risk level faced by the enterprise, which was caused by the value change of such financial assets.

If the holistic transfer of financial assets meets the conditions of derecognition, the difference between the carrying value of transferred financial assets and the sum of consideration from the transfer and the accumulated amount of fair value change originally included in other comprehensive income should be included into the current loss and profit.

If the partial transfer of financial assets meets the conditions of derecognition, the entire carrying value of transferred financial assets should be apportioned between the portion whose recognition has been stopped and the portion whose recognition has not been stopped according to the respective fair value. The difference between the sum of consideration from the transfer and the accumulated amount of fair value change of the derecognized portion which has been originally included in other comprehensive income and the carrying value of the derecognized portion before apportionment should be included into the current loss and profit.

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10.	Financial Instruments – continued

(2)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

When the present obligation of financial liability entirely or partly discharged, the whole financial liability or the part of the financial liability of which present obligation has been partly discharged should be derecognized. The difference between the carrying amount of the financial liability derecognized and the consideration paid shall be included in current profit and loss.

(3)	Equity instruments

Equity instrument refers to the contract that can prove the residual equity in the assets of an enterprise after deducting all liabilities. Meanwhile, satisfying the following conditions, the Group classifies the issued financial instruments as equity instruments:

1)	The financial instruments do not include the contractual obligations of delivery of cash or other financial assets to the other party, or exchanges of financial assets or financial liabilities with other party under the potential adverse conditions.

2)	As the financial instruments must or may be settled through the enterprise’s own equity instruments in future, if the financial instrument is underivative, the contractual obligation of delivery of own equity instrument with variable amount for settlement shall not be included; if the financial instrument is derivative, the settlement of the enterprise’s financial instruments shall be implemented only through the conversion from fix amount of own equity instruments to fix amount cash or other financial assets.

The Group calculates issued equity instruments on the basis of received amount after deduction of the direct issuing cost.

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10.	Financial Instruments – continued

(4)	Method of fair values recognition of financial instruments

Fair value, it is to point to the amount that the market participants can receive after selling assets or the amount that the market participants need to pay after a liability transfer in the orderly trading of a metrology day, whether the amount can be observed directly or it’s fair value can be evaluated through evaluation technologies. The evaluation technologies include reference to the prices used by voluntary transaction parties who are familiar with the situation in recent market transactions, reference to the current fair value of other financial instruments that are essentially the same, confirmation of general pricing model based on discounted cash flow method or observable confirmation of current market prices, etc.

For the purpose of financial reporting, the observability of the fair value measurement based on the fair value inputs and the significance of the inputs for the fair value as a whole are classified as the tiers of fair value such as first, second or third tier, specific as follows:

The inputs of the first tier refer to the quotation of the same assets or liabilities can be obtained in the metrology day. This quotation has not been adjusted in the active markets;

The inputs of the second tier refer to direct or indirect observable inputs of assets or liabilities except for quotation contained in the inputs of the first tier;

The inputs of the third tier refer to unobservable inputs of assets or liabilities.

The fair values of forward foreign exchange contracts of the Company and its overseas subsidiary Yancoal Australia Limited and the belonging subsidiaries (the “Australian subsidiaries”) are subject to the discounted cash flow between the contracted exchange rate and present value of forward exchange rate. Fair values of interest swap contracts are subject to the discounted cash flow between the floating interest rate and the fixed interest rate.

11.	Accounting method for bad debt provisions of the receivables

The following situations are considered as criterion of recognizing bad debt as loss of receivables: revocation, bankruptcy, insolvency, seriously shortage of cash flows, out of business caused by serious natural disaster and unable to pay off the debt within the foreseeable time of the debtors, other solid evidence indicating that debt can’t be recovered or be of a slim chance.

The allowance method is applied to the possible loss of bad debt, the impairment shall be assessed separately or in combination, the Company shall be determined to accrue the bad debt provisions which shall be calculated into the current profits and losses. If there is defined evidence for the receivables not to or not likely to be received, which shall be classified into the loss of bad debt and write off the accrued bad debts provisions after going through the approval procedure of the Company.

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11.	Accounting method for bad debt provisions of the receivables – continued

(1)	The receivables with individual significant amount accruing bad debts provisions

Judgment basis or amount standards of individual significant amount	The receivables with more than RMB20 million individual amount shall be classified into the significant receivables;

The accruing method of the receivables with individual significant amount	The bad debt provisions shall be accrued based on the difference between current value of future cash flow and the carrying amount.

(2)	Accruing the bad debt provision according to the portfolio

The basis of portfolio

Aging	Use the aging of the receivables as the credit risk characteristics to classify the portfolio

Risk-free	Use the amount characteristics of the receivables, the relation with transaction party and its credit as characteristics to classify the portfolio

The accrual method

Aging	Accrue the bad debt provision by aging analysis method

Risk-free	Not accrue the bad debt provision

The percentage of bad debt provision is as followings according to aging:

Aging	Accrual percentage of the receivables (%)	Accrual percentage of other receivables (%)

Within 1 year	4	4
1-2 years	30	30
2-3 years	50	50
over 3 years	100	100

(3)	The individually insignificant receivables accruing the bad debt provision

Accrual reason	The individual amount is not significant, but the accrued bad debt provision on the basis of portfolio can not reflect its risk.

Accrual method	The bad debt provisions shall be accrued based on the amount by which current value of future cash flow is lower than the carrying amount.

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12.	Inventories

(1)	The classification of inventories: The inventories include the raw materials, coal stock, methanol, real estate stock, real estate development cost, and low value consumables etc.

(2)	The pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and delivery of inventories. Real estate development cost includes the actual cost of land, building, facilities, out sourced construction, and public facilities. Developing real estate is recognized as real estate stock at actual cost when completion acceptance is available.

(3)	The end-of-period inventories are measured at the lower of cost and net realizable value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than the cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the net realizable value is generally recognized as provision for impairment of inventories on a separate inventory item.

(4)	Net realizable value of inventories directly for sale, such as coal, methanol, real estate, and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred.

13.	Long-term equity investments

Long-term equity investments mainly include equity investments held by the Group which exercise control, joint control or significant influence on the investee.

Joint control means mutual control over certain economic activities under contract. The main basis to define joint control is that any party of the joint venture cannot control the production and business operations of the venture individually, and the decisions involving the basic production and business operations need the unanimous consent from all parties.

Significant influence means that the investor has the right to participate decision-making for the finance and operating policies of investee and has no control or joint control with other parties on policies-making. The main basis to define significant influence is that the Group holds directly or indirectly through subsidiaries above 20% (included) but less than 50% voting shares of investee. Significant influence cannot be recognized if there is solid evidence indicating that the investor cannot participate in the decision-making of investee.

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13.	Long-term equity investments – continued

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment merged (acquired) is the aggregate of the fair value, at the merging (acquisition) date, of the merger (acquire)’s identifiable assets, liabilities and contingent liabilities acquired.

Besides the above long-term equity investment acquired through business combination, long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by issuance of equity securities, the initial investment cost shall be the fair value of the securities issued. For a long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts re-organization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

The cost method is applied in calculating the subsidiaries’ investment, while the equity method is used in adjusting the consolidated financial statements. The equity method is applied for the accounting of investment in joint ventures and associated enterprises. If the accounting policies of the joint ventures and associated enterprises do not consistent, the Group’s profit and loss shall be determined on the bases of the necessary adjustments of the financial statements of the joint ventures and associated enterprises in accordance with the Group’s accounting policies and accounting periods.

Under the cost method, long-term equity investments are measured at initial investment cost, and the investment cost shall be adjusted when the investments are added and recovered. Under the equity method, the current investment profit and loss are the net profits and losses created by the investee and shared by the Company. The share of net profits or losses from the investee should be confirmed, based on the fair values of identifiable assets on the acquisition date, according to the accounting policies and accounting period of the Group, offsetting inter-segment transactions profit and loss created by joint venture and associated enterprises which belong to the investor in terms of shares proportion, and after adjusting the net profit from investee.

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13.	Long-term equity investments – continued

For the reason of decreasing investment, the Group no longer has any joint control or significant influence on the investee, the accounting of the remaining shares after investment decreasing shall be completed in accordance with the Note II.10 Recognition and measurement. For the reason of increasing investment, the Group is able to exercise control over the investee, the measurement of the long-term equity investment shall be changed into cost method. For the reason of increasing investment, the Group is able to exercise joint control or significant influence but unable to exercise control on the investee, shall be changed into equity method. Meanwhile, the sum of value of the originally held equity investment and the new investment cost shall be recognized as the initial investment cost calculated through equity method. The originally held equity investment can be determined in accordance with the Note II.10 Recognition and measurement. With regards to the originally held equity investment, which is classified as available-for-sale assets, the difference between it’s fair value and carrying amount, as well as the accumulated changes of fair value, which is originally included in other consolidated income, shall be transferred to the profits and losses of the current period that is accounted through equity method. For the reason of disposal of investment, the long term equity investor is unable to exercise control but able to exercise joint control or significant influence over the investee, the measurement shall be changed into equity method; and the remaining equity shall be adjusted based on the reorganization of accounting through equity method once equity is acquired.

When long-term equity investment is disposed, the difference between the carrying value and the actual consideration is recognized as investment income of the period; under equity method, the long-term equity investments, which is recognized as shareholder’s equity of the investor arising on the change of investee’s shareholder equity (other than net loss and profit), is included in investment income of the period according to the relevant proportion.

14.	The Joint Venture arrangement

Joint venture prefers to the contract or agreement between the Group and other parties on the exercising joint controls of economic activities. The strategic finance and operating decisions related to the joint venture are required to be agreed by the joint venture line control of unanimity. The joint venture arrangement is classified as the joint venture and joint control.

The joint venture is the joint venture arrangement of net asset right that is entitled to the Group and other parties. The accounting shall be implemented in accordance with the relative principles related to joint ventures in Note II.13 Long term equity investment.

The joint control refers to the joint control of certain economic activities in accordance with the contract stipulations. The determination of the joint control basis mainly appears that any JV party shall not individually control the production and business operation activities of the joint venture; the decisions involving the basic business activities of the joint venture shall be agreed by all JV parties, etc. Through the controlled asset shares, the Group enjoys the future economic interest that is brought from the joint controlled assets. The revenue and cost related to joint control business shall be determined in accordance with the contract or agreement.

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15.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, harbour works and craft, plant, machinery and equipment, transportation equipment, and land etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value. Fixed assets by financial lease are recognized at the lower of fair value of such assets at leasing date and the present value of minimum lease payment.

(4)	Subsequent expenditure of fixed assets: the subsequent expenditure includes expenses for repair, renovation and improvement, which shall be capitalized provided that the expenditures confirm to the conditions of fixed assets recognition. With regard to the replaced parts, the carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

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15.	Fixed assets – continued

(5)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method. The Group’s estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using straight-line method are as follows:

No.	Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)

1	House Buildings	10-30	0-3	3.23-10.00
2	Ground buildings	10-25	0-3	3.88-10.00
3	Port works and vessels	40	0	2.50
4	Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
5	Transportation equipment	6-18	0-3	5.39-16.67

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

Leased assets are depreciated during shorter of estimated useful life and lease period.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

(7)	Fixed assets that cannot bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

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16.	Construction in progress

(1)	The pricing approach of the fixed assets under construction: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of fixed assets under construction includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the construction in progress to the fixed assets: the construction in progress shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

17.	Borrowing costs

Borrowing costs include loan interests, amortization of premiums or discounts, auxiliary expenses and exchange differences arising on foreign currency borrowing. When expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced, borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, shall be capitalized. Capitalization of borrowing costs shall be discontinued when acquired and constructed production is available for use or sale. Other borrowing costs shall be recognized as expenses for the current period.

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

Assets eligible for capitalization represent the fixed assets, investment properties, inventories, etc., which shall take a long time (generally over one year) for acquisition, construction or production to be ready for the specific use or sale.

If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

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18.	Intangible assets

The pricing method of intangible assets: The intangible assets of the Group include mainly mining rights, unproved mining interests, the land use rights, patents and know-how etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

(1)	Mining rights. Coal reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (JORC) reserves for the Groups subsidiaries in Australia.

(2)	Unproved mining interests. Unproved mining interests represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure).

(3)	Land use rights. The land use rights are evenly amortized over the transferred term since the rights are obtained.

(4)	Patented technologies, non-patented technologies and other intangible assets. The patented technologies, non-patented technologies and other intangible assets with limited life shall be amortized under the shortest among expected useful life, beneficial life agreed by contracts, and legally required useful life in composite life method. The patented technologies, non-patented technologies and other intangible assets with unsure life shall not be amortized and are tested for impairment at the end of each period.

For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

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19.	Exploration and evaluation expenditures

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only capitalized or temporarily capitalized where the mining rights for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing of capitalization forward costs in relation to that area of interest. Accumulated expenditure in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made. The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Exploration and evaluation expenditure acquired in a business combination are recognised at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “unproved mineral interests”).

According to the assets character, capitalized exploration and evaluation expenditure considered to be fixed assets (Note II.15), construction in progress (Note II. 16) or intangible assets (Note II.18).

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20.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	The assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	The evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

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21.	Goodwill

Goodwill is the difference between equity investment cost or consideration and fair value of net identifiable assets of investees or acquires on acquisition date or purchase date.

Goodwill related to subsidiaries shall be presented alone in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

22.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, but which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses cannot make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

23.	Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds, annual leave, sick leave, long service leave and other expenses associated with service rendered by employees which is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when both of the following conditions have been satisfied: the Group has a formal plan for the termination of employment or has made an offer to employees or voluntary redundancy, which will be implemented shortly; the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

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24.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

25.	Overburden in advance

Overburden in advance of open cut coal mine comprises the accumulation of expenditures incurred to enable access to the coal seams, and includes direct removal costs and machinery and plant running costs. The overburden in advance which can improve future mining capacity and meet special standards will be recognized as current assets (striping assets). The rest of overburden in advance will be accounted to the current operating cost and be transferred to inventory.

The overburden in advance which can improve future mining capacity and be recognized as current assets must meet all the following conditions:

(1)	Associated economic benefits are likely to flow into the enterprise.

(2)	Enterprise can identify ore body constituent parts of which future mining capacity have been improved.

(3)	Overburden in advance for the constituent part of ore body can be reliably measured.

Striping assets should be recognized as the part of its related mineral assets.

Striping assets are classified into tangible assets and intangible assets based on the nature present assets comprised by the related stripping assets. If striping assets and inventory can not be independently identified, overburden in advance should be distributed in striping assets and inventory according to corresponding production standards.

Striping assets will be depreciated in the remained service life of related identified ore body parts.

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26.	Land subsidence, restoration, rehabilitation and environmental costs

The mining activities of the Group may cause land subsidence of the underground mining sites. Usually, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites and compensate the inhabitants for losses or damages from land subsidence. Depending on the experience, the management estimate and accrue an amount of payments for restoration, rehabilitation and environmental protection of the land, which may arise in the future after the underground sites have been mined.

In consideration of the time difference between the payments of the fees for relocation, restoration, rehabilitation and environmental protection of the land and the mining of underground mines, the Group charges the prepayment of such fees regarding to future mining as a current asset. Caused by the paid amount less than the accrued amount, the fees regarding to future payment for relocation, restoration, rehabilitation and environmental protection of the land are accounted for as a current liability.

27.	Special reserves

(1)	Maintenance fees

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in the PRC, the Company has to accrue production maintenance expenses (Maintenance fee) for maintaining production and technical improvement of coal mines. Accrual standard for various companies is as the following:

Company Name	Standard

The Company and its subsidiaries in Shandong and Shanxi	RMB6/Ton
The Domestic Subsidiaries of the Company in Inner Mongolia	RMB6.5/Ton

(2)	Production safety expenses

In accordance with the regulations of the Ministry of Finance, the State Administration of Work Safety, the State Administration of Coal Mine Safety and local government departments, the Company also accrues for production safety expensed and for purchase of coal production equipment and safety expense of coal mining structure. Accrual standard for various companies is as the following:

Company name	Standard

The Company and its subsidiaries in Shandong	RMB15/Ton
Subsidiaries of the Company in Inner Mongolia	RMB15/Ton
Subsidiaries of the Company in Shanxi	RMB30/Ton

Note:	The standard of production safety expenses for subsidiaries of the Company in Shanxi was RMB50/Ton prior October 1st 2013 and is RMB30/Ton after October 1st 2013.

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27.	Special reserves – continued

(2)	Production safety expenses – continued

In accordance with the regulations of the Ministry of Finance, the State Administration of Work Safety, the State Administration of Coal Mine Safety and local government departments, as the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of:

4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion.

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholders’ equity. Production safety expenses, which belong to cost of expenses, directly offset the special reserves. The accrued production safety expenses, which is used by enterprises and formed into fixed assets, shall be charged in “construction in progress”, and recognised as fixed asset when safety project is completed and reaches the expected operation condition; meanwhile, offset the special reserves according to the cost forming into fixed asset, and recognise the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(3)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

According to Notice on the issuance of the province to further promote the development of coal economy sustainable growth measures (Jinzhengfa [2013] 26), Coal Mine Switching to Other Business Development Fund was suspended.

(4)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

According to the “Printing notice of leading to further promotion of the development of the province’s coal economy to achieve sustainable growth mode measures” (Jinzhengfa [2013] No.26), the Environment Rehabilitation Management Guarantee Deposit was suspended.

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28.	The Principles of Revenue recognition

(1)	Principles: The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows:

1)	Revenue from sales of goods

Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

2)	Revenue from rendering of services

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

(2)	Policies

1)	The Company has transferred to the buyer the main risks and rewards of ownership of the coal, methanol, heat, auxiliary materials and other sales revenue. The Company neither retains continuing management usually associated with ownership, nor effectively controls over the goods sold.

2)	Electricity sales revenue is recognized when transmitting power to power companies. The revenue is measured by the amount of power and the appropriate electricity price settled by related power companies.

3)	The Group recognizes revenue from the sales of products in development when: 1. Development is completed and qualified for acceptance; 2. Legal force is binded by sales contract signed; primary risk on ownership and compensation of the product are transferred to buyers; 3. The Group maintains no management or control on the products that are already sold.

4)	Revenue of railway and air transportation and other services are recognized when the services are completed.

5)	Interest revenue is measured by the period of cash borrowings and the actual interest rates.

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29.	Government grants

Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value cannot be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and allocated in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

30.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

31.	Leases

The Company classifies the leases into financing lease and operating lease on the lease beginning date.

Financing lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

Operating lease is the other lease except finance lease. As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

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32.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

33.	Mineral Resources Rent Tax

Mineral Resources Rent Tax (MRRT) is levied by Australian government for all Australian mineral enterprises on the base of net mining profit after deductible items, therefore the recognition, measurement and disclosure of relevant expenses, deferred assets and liabilities of MRRT are consistent with income tax, refer to Note II. 30 and II. 32 for details.

34.	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organization, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

(1)	Engage in business activities from which it may earn revenues and incur expenses;

(2)	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

(3)	For which financial information regarding financial position, results of operations and cash flows are available.

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35.	Operation Method of Hedges Business

The Group uses derivative financial instruments such as forward foreign exchange contracts and interest rate swaps contracts to hedge cash flow for foreign exchange risks and fluctuation in interest rate.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions. The Group uses the comparative method of the principle terms of the contract for prospective evaluations on the effectiveness of hedging, and uses ratio analysis method to do the retrospective evaluation on the effectiveness of hedging at the end of the reporting period.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets once the expected transactions occur.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction occurs. In the event that expected transactions will not occur, then, accumulated gain or loss in shareholder’s equity will be transferred to the current profit and loss.

36.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

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36.	Significant accounting policies and accounting estimates – continued

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

(3)	Impairment of non-financial long-term assets

As described in Note II (20), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

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36.	Significant accounting policies and accounting estimates – continued

(3)	Impairment of non-financial long-term assets – continued

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group cannot reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

(5)	Tax

The Company has obligations to pay a variety of taxes in a number of countries and regions. There are uncertainties for final tax treatments of many transactions and matters in normal operating activities. If there are differences between the ultimately ascertained results of these tax matters and the amounts that were initially recorded then the differences will impact the tax balance in the period that the above ultimate assertion being made.

If the management expects probable future taxable profit, and it can be utilized as deductable temporary differences or tax losses, then deferred tax assets will be recognized based on these deductible temporary differences or tax losses. When the expected amount is different from the original estimation, the difference will affect the recognition of deferred tax assets in the period in which the estimation changes. If the management expects to not be able to eliminate future taxable income, deferred tax assets are not recognized on temporary differences and tax losses.

From 1 July 2012, Australian government started the MRRT collection from the mining companies in Australia. Judgment is required for the Group’s Australian subsidiaries to assess whether deferred tax assets and deferred tax liabilities arising from MRRT are recognized on the balance sheet. Deferred tax assets are recognized only when it is considered probable that they will be recovered. Recoverability is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on managements estimates of future cash flows. These in turn depend on estimates of future sales volumes, operating costs, capital expenditure and government royalty payable.

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III.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES AND CORRECTION OF EARLY ERRORS

1.	Changes in accounting policies

(1)	Long-term equity investment

The amended Accounting Standards No.2 for Business Enterprises – Long-term equity investments has defined long-term equity investment as following: long-term investment is equity investment that investor has control and significant influence over investee and its joint venture. According to the amended standard, the equity investments that the Company holds which don’t give common control or significant influence over investee, there is no offer in an active market, and the fair value of the investments can’t be measured reliably has been treated according to Accounting Standards No.22 for Business Enterprise-Recognition and measurement of financial instruments. The Group has adjusted presentation in the financial statements for the six months ended June 30, 2014 and the comparative data accordingly:

Items of Balance Sheet	December 31, 2013	Reclassification	December 31, 2013 (Amended)

Long term equity investment	3,271,810	-38,503	3,233,307
Available for sale financial assets	173,057	38,503	211,560

(2)	Presentation of financial statements

According to the amended Accounting Standards No.30 for Business Enterprises – Presentation of Financial Statements and its application guidance, the Group has amended presentation of its financial statements. The changes include added “items will be reclassified into profit and loss in subsequent accounting period when conditions are met” and “items can’t be reclassified into profit and loss in subsequent accounting period” under “other comprehensive income” in profit and loss statement. The Group has adjusted presentation in the financial statements for the six months ended June 30, 2014 and the comparative data accordingly:

Items of Balance Sheet	December 31, 2013	Reclassification	December 31, 2013 (Amended)

Deferred income	—	62,327	62,327
Other non-current liabilities	62,327	-62,327	—
Capital reserve	2,427,026	678,954	3,105,980
Foreign translation difference	-3,142,877	3,142,877	—
Other comprehensive income	—	-3,821,831	-3,821,831

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1.	Changes in accounting policies – continued

(2)	Presentation of financial statements – continued

Items of Profit and Loss	2013.1-6	Increased disclosed	2013.1-6 (Amended)

Other comprehensive income	-2,181,241		-2,181,241
1. Items can’t be reclassified into profit and loss in subsequent accounting period	—	—	—
2. Items will be reclassified into profit and loss in subsequent accounting period when conditions are met	—	-2,181,241	-2,181,241
(1) Fair value changes of financial assets available for sale	—	-17,806	-17,806
(2) The effective part of cash flow hedge items	—	-313,257	-313,257
(3) Foreign translation difference	—	-1,850,178	-1,850,178

(3)	Other impact of accounting standards

The other recently amended and applied accounting standards only affect description of accounting policy in financial report. The Group has made amendment and disclosure in the accounting policy accordingly.

2.	Changes in accounting estimates

During the reporting period, the Group made no changes in accounting estimates.

3.	Prior accounting errors amendments and impact

During the reporting period, the Group made no amendments of significant accounting errors.

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IV.	TAXES

i.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

1.	Income tax

Except Anyuan coal mine of Ordos Neng Hua and Inner Mongolia Xintai Coal Mining Co., Ltd, income tax is calculated at 25% of the total assessable income of the subsidiaries of the Group that registered in PRC.

According to notice of approval to preferential taxation for western development issued by Ejin Horo local tax bureau on April 16, 2013, Anyuan coal mine of Ordos Neng Hua and Inner Mongolia Xintai Coal Mining Co., Ltd meet the requirements of western development preferential policies, of which income tax is calculated at 15%.

2.	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%, and the value added tax on revenue from railway transportation service is calculated at 11%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 6%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 “PRC Value Added Tax Temporary Statute” (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

According to the approval of Jining City National Tax Bureau “Ji Guo Shui Liu Pi Zi” (2011) Document No.1, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

3.	Business tax

Business tax is applicable to interest income from loans that are provided by the Group to its subsidiaries. Business tax is paid at the 5%.

4.	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

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5.	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne.

Pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Pursuant to the “Notice of the adjustment of resource tax amount of the Inner Mongolia Autonomous Region” (Caishui [2005] No.172), which was issued by the State Administration of Taxation, resource tax of Inner Mongolia Autonomous Region is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes of the Group and domestic subsidiaries thereof are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

6.	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

ii.	Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate

Income tax (note 1)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-9%
Resource tax	Sales revenue of coal	7%-8.2%
Mineral Resource Rent Tax (note 2)	Taxable profit	22.5%

Note 1:	Income tax for overseas subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Limited (as referred to “Yancoal Australia”) and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.
Note 2:	Mineral Resource Rent Tax (MRRT) is levied on the economic rental that generated from taxable volume of resources mined by mining enterprises, without any extensive treatment or appreciation. The tax base is the mining profit generated from mining project interest less mining allowances, and the applied tax rate is 22.5%.

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IV.	TAXES – CONTINUED

iii.	Main taxes and rates applicable to other overseas subsidiaries of the Company thereof as following:

Areas or countries	Tax	Taxation basis	Rate

Hong Kong	Profits tax	Taxable income	16.5%
Luxemburg	Business income tax	Taxable income	22.5%
Canada	Goods and services tax	Taxable price of goods	5%
Canada	Business income tax	Taxable income	27%

V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries)

Name of subsidiaries	Place of registration	Registered capital		Business scope	Investment capital		Equity holding	Voting right holding

I. Subsidiaries acquired under common control
Secondary subsidiaries
Yanzhou Coal Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB	600 million	Thermoelectricity investment, coal technology service	RMB	508.21 million	100.00%	100.00%
Shandong Hua Ju Energy Co., Ltd	Zoucheng, Shandong	RMB	288.59 million	Production and sales of thermal power and comprehensive utilization of waste heat	RMB	766.25 million	95.14%	95.14%
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd	Zoucheng, Shandong	RMB	2.4 million	Gangue selecting and processing, cargo transportation	RMB	2.4 million	100.00%	100.00%
II. Subsidiaries acquired not under common control
Secondary subsidiaries
Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB	5.5 million	Freight transportation and coal sales	RMB	10.57 million	92.00%	92.00%
Inner Mongolia Haosheng Coal Mining Company Limited	Ordos	RMB	800 million	Sales of coal mining machinery and equipment and accessories	RMB	7.361 billion	74.82%	74.82%
Three-tier subsidiaries
Gloucester Coal Ltd.	Australia	AUD	719.72 million	Development and operating of coal and relevant resources	AUD	550.45 million	100.00%	100.00%
Four-tier subsidiaries
Yancoal Resources Ltd	Australia	AUD	446.41 million	Exploring and extracting coal resources	AUD	3.35418 billion	100.00%	100.00%
Syntech Holdings Pty Ltd	Australia	AUD	223.47 million	Holding company and mining management	AUD	186.17 million	100.00%	100.00%
Syntech Holdings II Pty Ltd	Australia	AUD	6.32 million	Holding company	AUD	22.31 million	100.00%	100.00%
Premier Coal Limited	Australia	AUD	8.78 million	Coal mining and sales	AUD	312.73 million	100.00%	100.00%

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

Name of subsidiaries	Place of registration	Registered capital		Business scope	Investment capital		Equity holding	Voting right holding

III. Subsidiaries established by investment
Secondary subsidiaries
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB	2.1 million	Trade and storage in free trade zone	RMB	2.71 million	52.38%	52.38%
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB	1.4 billion	Production and sales of methanol and acetic acid	RMB	1.4 billion	100.00%	100.00%
Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	RMB	3 billion	Coal mining and sales	RMB	2.92434 billion	98.33%	98.33%
Yanzhou Coal Ordos Neng Hua Co., Ltd	Inner Mongolia	RMB	3.1 billion	Production and sales of methanol (600,000 tons)	RMB	3.1 billion	100.00%	100.00%
Yancoal Australia Limited	Australia	AUD	656.7 million	Investment and shareholding	RMB	2.46869 billion	78.00%	78.00%
Yancoal International (Holding) Co., Ltd.	Hong Kong	USD	689.31 million	Investment and shareholding	USD	4.21251 billion	100.00%	100.00%
Shandong Coal Trading Centre Co., Ltd.	Zoucheng, Shandong	RMB	100 million	Coal spot trade service and management; sales of real estate	RMB	51 million	51.00%	51.00%
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Rizhao, Shandong	RMB	300 million	Wholesales of coal	RMB	153 million	51.00%	51.00%
Zhongyin Logistics and Trade Co., Ltd.	Jinan, Shandong	RMB	300 million	Sales of coal, coal mining equipments and parts	RMB	300 million	100.00%	100.00%
Zhongyin Financial Leasing Co., Ltd.	Shanghai	RMB	500 million	Finance Leasing	RMB	500 million	100.00%	100.00%
Three-tier subsidiaries
Austar Coal Mine Pty Limited.	Australia	AUD	64 million	Coal mining and sales	AUD	403.28 million	100.00%	100.00%
Yancoal Australia Sales Pty., Ltd.	Australia	AUD	100.00	Coal sales	AUD	100.00	100.00%	100.00%

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V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

Name of subsidiaries	Consolidated statements (yes/no)	Minority interest at December 31, 2013	Account for reducing profit and loss to the minority Shareholders in minority interest at December 31, 2013

I. Subsidiaries acquired under common control
Secondary subsidiaries
Yanzhou Coal Shanxi Neng Hua Co., Ltd	Yes	19,067	—
Shandong Hua Ju Energy Co., Ltd	Yes	53,296	—
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd	Yes	—	—
II. Subsidiaries acquired not under common control
Secondary subsidiaries
Shandong Yanmei Shipping Co., Ltd.	Yes	1,410	—
Inner Mongolia Haosheng Coal Mining Company Limited	Yes	2,470,481	6,796
Three-tier subsidiaries
Gloucester Coal Ltd.	Yes	—	—
Four-tier subsidiaries
Yancoal Resources Limited	Yes	—	—
Syntech Holdings Pty Ltd	Yes	—	—
Syntech Holdings II Pty Ltd	Yes	—	—
Premier Coal Limited	Yes	—	—
III. Subsidiaries established by investment
Secondary subsidiaries
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Yes	3,531	—
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yes	—	—
Yanmei Heze Neng Hua Co., Ltd	Yes	57,080	—
Yanzhou Coal Ordos Neng Hua Co., Ltd	Yes	—	—
Yancoal Australia Limited	Yes	913,425	1,615,588
Yancoal International (Holding) Co., Ltd.	Yes	—	—
Shandong Coal Trading Centre Co., Ltd.	Yes	46,034	2,966
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	Yes	158,714	—
Zhongyin Logistics and Trade Co., Ltd.	Yes	—	—
Zhongyin Financial Leasing Co., Ltd.	Yes	—	—
Three-tier subsidiaries
Austar Coal Mine Pty Limited.	Yes	—	—
Yancoal Australia Sales Pty., Ltd.	Yes	—	—

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

1.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to the Company and thus the Company held 100% in the total registered capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Shi Chengzhong. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

As at the end of the reporting date, the subsidiaries of Shanxi Neng Hua are as follows:

Name of Subsidiaries	Place of registration	Registered capital		Business Scope	Equity held by the Company (%)

Shanxi Heshun Tianchi Energy Co., Ltd	Shanxi Heshun	RMB	90 million	Raw coal mining, production and sales	81.31
Shanxi Tianhao Chemicals Co., Ltd	Shanxi Xiaoyi	RMB	150 million	Methanol, chemical production, coke production and development	99.89

2.	Shandong Hua Ju Energy Co., Ltd

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy) was approved by Shandong Economic System Reform Office in 2002, and established by five shareholders, i.e. Yankuang Group, Shandong Chuangye Investment Development Company, Shandong Honghe Mining Group Co., Ltd. and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares number in Hua Ju Energy. The other shareholders invested currency following the above ratio, and total number of shares was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with assessed value of land use right of 12 pieces of land. After the increase of capital, the total capital was 288.59 million shares, and Yankuang Group held 74% of the total equity interest. In 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company. In July 2009, the total shares held by Shandong Chuangye Investment Development Company, Jining Shengdi Investment Management Co., Ltd and Wu Zenghua were transferred to the Company, and then the shares held by the Company increased to 95.14%. The Business License code is 370000018085042; legal person representative is Zhao Honggang. Hua Ju Energy is mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat.

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

3.	Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.

Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd. (as referred to “Beisheng Industry and Trade”) was established by Yankuang Group Beisu Coal Mine (as referred to “Beisu Coal Mine”) with the registered capital of RMB2.404 million. In May 2012, the Company acquired the whole assets and liabilities of Beisu Coal Mine and Yankuang Group Yangcun Coal Mine (as referred to “Yangcun Coal Mine”). The whole assets and liabilities of Beisu Coal Mine were incorporated into the Company after the acquisition, accordingly, Beisheng Industry and Trade became a subsidiary of the Company. The business licence code is 370883018000107 and the legal representative is Mr. Zhang Chuanwu. The company is mainly engaged in gangue selecting and processing, cargo transportation and plastic making.

4.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping”) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 million. The company name was changed into after “Yanmei Shipping” spent RMB10.57 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. In 2010, Shandong Chuangye Investment and Development Co., Ltd. transferred its equity interest in Yanmei Shipping to Shandong Borui Investment Company. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

5.	Inner Mongolia Haosheng Coal Mining Company Limited

Inner Mongolia Haosheng Coal Mining Company Limited (as referred to “Haosheng Company”) was established in March 2010 by three shareholders, i.e. Shanghai Huayi (Group) Company, Ordos Jiutaimanlai Coal Mining Company, Ordos Jinchengtai Chemical Company, with registered capital of RMB150 million. Haosheng Company is responsible for the operation of Shilawusu coal mine.

By series of acquiring and share capital increasing, in January 2013, the Group holds the equity of 74.82% and Haosheng Company became the Group’s subsidiary with registered capital of RMB500 million. In April 2013, on the shareholders’ meeting, a registered capital increasing of RMB300 million was approved. In December 2013, Inner Mongolia Zhonglei Accounting Firm provided a capital verification report ‘Nei Zhonglei Yan Zi (2013)’ with document No. 86 to verify the registered capital increasing. The share capital of Haosheng Company increased to RMB800 million and the Group still holds the equity of 74.82%. The corporation business license code is 150000000009736 and the legal representative is Wu Xiangqian. The company is mainly engaged in sales of coal mining machinery and equipment and accessories.

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

6.	Gloucester Coal Ltd

Gloucester Coal Ltd (as referred to “Gloucester”), a company with limited liability incorporated in Sydney, Australia, whose shares started to be listed in Australian Securities Exchange (as referred to “ASX”) in 1985, mainly engages in the production and operation of coal and coal related resources. The ACN (Australian Company Number) of Gloucester is 008881712.

Upon approval at the sixth meeting of the fifth session of the Board and the seventh meeting of the fifth session of the Board held on 22 December 2011 and 5 March 2012, the Company, Yancoal Australia and Gloucester entered into a Merger Proposal Deed and an amending deed to the Merger Deed. In accordance with the Merger Deed and amending deed, Gloucester will make cash distribution to its shareholders and Yancoal Australia will acquire the entire issued share capital of Gloucester (deducting cash distribution); the shareholders of Gloucester may choose to be given a value guarantee provided by the Company who holds shares of Yancoal Australia after merger. Upon the completion of the Merger, the Company and Gloucester Shareholders will hold 78% and 22% of the share capital of Yancoal Australia respectively. Yancoal Australia will be listed on ASX instead of Gloucester.

As at 27 June 2012, all shares of Gloucester have been transferred to Yancoal Australia, a subsidiary of the Company and the shares of Gloucester ceased trading on ASX before this trading date ended. On 28 June 2012, Yancoal Australia issued ordinary shares and CVR shares and thus started trading on ASX instead of Gloucester.

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

6.	Gloucester Coal Ltd – continued

(1)	As at the end of reporting period the controlled subsidiaries of Gloucester include:

Name of subsidiaries	Registration place	Registered capital (AUD)	Scope of business	Shareholding Proportion (%)

Westralian Prospectors NL	Australia	93,001	Dormant	100
Eucla Mining NL	Australia	707,500	Dormant	100
CIM Duralie Pty Ltd	Australia	665	Dormant	100
Duralie Coal Marketing Pty Ltd	Australia	2	Dormant	100
Duralie Coal Pty Ltd	Australia	2	Coal mining	100
Gloucester (SPV) Pty Ltd	Australia	2	Holding company	100
Gloucester (Sub Holdings 1) Pty Ltd	Australia	2	holding company	100
Gloucester (Sub Holdings 2) Pty Ltd	Australia	2	Holding company	100
CIM Mining Pty Ltd	Australia	30,180,720	Dormant	100
Donaldson Coal Holdings Limited	Australia	204,945,942	Holding company	100
Monash Coal Holdings Pty Ltd	Australia	100	Dormant	100
CIM Stratford Pty Ltd	Australia	21,558,606	Dormant	100
CIM Services Pty Ltd	Australia	8,400,002	Dormant	100
Donaldson Coal Pty Ltd	Australia	6,688,782	Coal mining and sales	100
Donaldson Coal Finance Pty Ltd	Australia	10	Finance company	100
Monash Coal Pty Ltd	Australia	200	Coal mining and sales	100
Stradford Coal Pty Ltd	Australia	10	Coal mining	100
Stradford Coal Marketing Pty Ltd	Australia	10	Coal sales	100
Abakk Pty Ltd	Australia	6	Dormant	100
Newcastle Coal Company Pty Ltd	Australia	2,300,999	Coal mining	100
Primecoal International Pty Ltd	Australia	—	Dormant	100

(2)	Joint venture of Gloucester

Name	Place	Main business	Control Ratio (%)

Middlemount Coal Pty Ltd	Australia	Coal mining and sales	50

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

7.	Yancoal Resources Limited

Yancoal Resources Limited (previously known as “Felix Resource Limited”, hereinafter referred as “Yancoal Resources”), a limited liability company established at January 1970 in Brisbane, Queensland, Australia, is mainly engaged in businesses such as coal mining and exploration, company registration number is 000 754 174.

Austar, a subsidiary of the Company, is the registered holder of 196.46 million shares representing 100% of the issued share of Felix.

(1)	As at the end of the reporting period, subsidiaries owned by Yancoal Resources are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)

White Mining Limited	Australia	3,300,200	Holding company & Coal business management	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
Yancoal Resources NSW Pty Limited	Australia	2	Holding company	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

7.	Yancoal Resources Limited – continued

(2)	Joint venture company that Yancoal Resources holds more than 50% shares but is not included in consolidation:

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Australian Coal Processing Holding Pty Ltd. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group does not have control over it and it is not included in the consolidation.

Subsidiary of Yancoal Resources, White Mining Limited, holds 90% shares of Ashton Coal Mines Limited. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group does not have control over it and it is not included in the consolidation.

(3)	Jointly controlled entities of Yancoal Resources

Entities	Address	Main business	Interests proportion (%)

Boonal Joint Venture	Australia	Coal transportation and equipments	50
Athena Joint Venture	Australia	Coal exploration	51
Ashton Joint Venture	Australia	Coal mine development and operation	90
Moolarben Joint Venture	Australia	Coal mine development and operation	80

8.	Syntech Holdings Pty Ltd

Syntech Holdings Pty Ltd (as referred to “Syntech”) was set up jointly by GS Holdings, Australian Mining Finance 1 GmbH & Co. and AMH Syntech Holdings Pty Ltd. Syntech engages in the operation of Cameby Downs coal mine’s first stage project. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Syntech and injected the equity into newly established Yancoal Energy Ltd. The registered capital of Syntech is AUD223.47 million and its ACN is 123782445. The company mainly engages in shareholding and mining management.

As at the end of the reporting period, subsidiaries owned by Syntech are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)

Syntech Resources Pty Ltd	Australia	1,251,431	Coal mining and sales	100
Mountfield Properties Pty Ltd	Australia	100	Holding real estate	100

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

9.	Syntech Holdings II Pty Ltd

Syntech Holdings II Pty Ltd (as referred to “Syntech II”) was set up jointly by GS Holdings and AMH Syntech Holdings II Pty Ltd. In August 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Syntech II which became the wholly owned subsidiary of Austar after the acquisition. In June 2012, the subsidiary of the Company, Hong Kong Company, acquired 100% equity of Syntech II and injected the equity into newly established Yancoal Energy Ltd. The registered capital of Syntech II is AUD6.32 million and its ACN is 126174847. The company mainly engages in holding company management.

As at the end of the reporting period, subsidiary owned by Syntech II is as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)

AMH (Chinchilla Coal) Pty Ltd	Australia	2	Exploration	100

10.	Premier Coal Limited

Premier Coal Limited (as referred to “Premier Coal”) was established by Wesfarmers Coal Resources Pty Ltd, the wholly owned subsidiary of Wesfarmers Limited in Australia. In December 2011, Austar, the subsidiary of the Company, acquired 100% equity interests in Premier Coal which became the wholly owned subsidiary of Austar after the acquisition. The registered capital of Premier Coal is AUD8.78 million and its ACN is 008672599. The company mainly engages in exploration, production and processing of coal.

11.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade’), established in the end of 1997 with the registered capital of RMB2, 100,000, was financed RMB700, 000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade”), China Coal Mine Equipment & Mineral Imports and Exports Corporation (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

12.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. He Ye. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

13.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in October 2002 with the registered capital of RMB600 million, of which, the Company held 95.67%. In July 2007, Heze Neng Hua increased the registered capital to RMB1.5 billion, in which, this company held 96.67%. In May 2010, the Company unilaterally increased the registered capital of RMB1.5 billion and the registered capital was increased to RMB3 billion, in which the Company held 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Yongjie. The company is mainly engaged in the coal mining and coal sales in Juye Coal Field.

14.	Yanzhou Coal Ordos Neng Hua Company Limited

Yanzhou Coal Ordos Neng Hua Company Limited (as referred to Ordos Neng Hua) was established on December 18, 2009 with registered capital of RMB500 million as a wholly owned subsidiary of the Company. In January 2011, the Company increased capital investment to Ordos Neng Hua of RMB2.6 billion and the registered capital of Ordos Neng Hua increased to RMB3.1 billion. The corporation business license code is 152700000024075, and the legal representative is Mr. Wu Xiangqian. The company is mainly engaged in production and sales of 600,000 tons methanol. The project is under preparation stage.

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

14.	Yanzhou Coal Ordos Neng Hua Company Limited – continued

As at the end of the reporting period, subsidiaries are as follows:

Name of subsidiaries	Place of registration	Registered capital		Business scope	Equity held by the company(%)

Inner Mongolia Yize Mining Investment Company Limited	Inner Mongolia	RMB	136.26 million	Mining and chemical engineering investment; Public engineering, utilities, waste water solution	100
Inner Mongolia Rongxin Chemicals Company Limited	Inner Mongolia	RMB	3 million	Methanol from coal production and sales	100
Inner Mongolia Daxin Industrial Gas Company Limited	Inner Mongolia	RMB	4.11 million	Supply of industrial gas	100
Inner Mongolia Xintai Coal Mining Company Limited	Inner Mongolia	RMB	5 million	Coal mining and sales	100
Ordos Zhuanlongwan Coal Mining Company Limited	Inner Mongolia	RMB	50 million	Coal mining and sales, manufacturing and sales of mining equipment and machinery	100
Ordos Yingpanhao Coal Mining Company Limited	Inner Mongolia	RMB	300 million	Coal mining and sales, manufacturing and sales of mining equipment and machinery	100

15.	Yancoal Australia Limited

Yancoal Australia Limited (as referred to “Yancoal Australia”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the actual registered capital of AUD64 million. In September 2011, the Company increased capital investment to Yancoal Australia of AUD909 million and the registered capital of Yancoal Australia increased to AUD973 million. In June, 2012, the registered capital of Yancoal Australia decreased by AUD653.14 million due to excluded assets to Yancoal International (Holding) Co., Ltd. For the acquisition of the subsidiary, Yancoal Australia issued new shares and increased the registered capital by AUD336.84 million. After the above mentioned changes, the registered capital of Yancoal Australia is AUD656.7 million and 78% the equity interest of Yancoal Australia is held by the Company. Yancoal Australia was listed at Australian stock market instead of Gloucester on June 28th, 2012. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the Company in Australia.

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

15.	Yancoal Australia Limited – continued

As at the end of the reporting period, subsidiaries are as follows:

Subsidiaries	Place of registration	Registered capital (AUD)	Business scope	Shares proportion (%)

Gloucester Coal Ltd.	Australia	719,720,000	Development and operating of coal and relevant resources	100
Austar Coal Mine Pty Ltd.	Australia	64,000,000	Coal mining and sales	100
Yancoal Resources Ltd	Australia	446,410,000	Exploring and extracting coal resources	100

16.	Yancoal International (Holding) Co., Ltd.

Yancoal International (Holding) Co., Ltd. (as referred to “Hong Kong Company”), a wholly-owned subsidiary of the Company, was established on 13 July 2011, with registered capital of USD2.8 million. The corporation business licence code is 1631570 and it mainly takes responsibility of investment, mine technology development, transference and consulting services, international trade, etc. In June 2014, the Company put the receivable amount of RMB4.1946 billion from Hong Kong Company as a capital increasing to Hong Kong Company. Thereof the registered capital of Hong Kong Company was increased to USD689.31 million.

As at the end of the reporting period, subsidiaries are as follows:

Subsidiaries	Place of registration	Registered capital		Business scope	Shares proportion (%)

Yancoal International Technology Development Co., Ltd.	Hong Kong	USD	1 million	Development of mining technology, transit and consulting services	100
Yancoal International Trading Co., Ltd.	Hong Kong	USD	1 million	Transit trade of coal	100
Yancoal International Resources Development Co., Ltd.	Hong Kong	USD	600,000	Exploration and development of mineral resources	100
Yancoal Luxembourg Energy Holding Co., Ltd.	Luxemburg	USD	500,000	Investment	100
Yancoal Canada Resources Holding Co., Ltd.	Canada	USD	290 million	Mineral resources development and sales	100
Athena (Holding) Ltd	Australia	AUD	2	Shareholding company	100
Tonford (Holding) Ltd	Australia	AUD	2	Shareholding company	100
Wilpeena (Holding) Ltd	Australia	AUD	3.46 million	Shareholding company	100
Premier (Holding) Ltd	Australia	AUD	8.78 million	Shareholding company	100
Yancoal Energy Pty Ltd.	Australia	AUD	202.98 million	Shareholding company	100

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i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

17.	Shandong Coal Trading Centre Co., Ltd.

Shandong Coal Trading Centre Co., Ltd (as referred to “Coal Trading Centre”) was established jointly by the Company, Jining Sources of Energy Development Group Co., Ltd. and Jining Delin Commerce and Trade Co., Ltd in August 2012 with registered capital of RMB100 million, of which, RMB51 million in cash by the Company with equity interests of 51%. The business licence code of Coal Trading Centre is 370000000004294, and the legal representative is Mr. Hou Qingdong. The company is mainly engaged in coal spot trade service and management; coal information consultation; real estate information consulting, real estate leasing, real estate sales, etc.

18.	Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.

Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (as referred to “Coal Storage and Blending Company”) was established jointly the Company, Rizhao Port Co., Ltd. and Shandong Shipping Co., Ltd. in January 2013 with registered capital of RMB300 million, of which, RMB153 million by the Company in cash with equity interests of 51%. The business licence code of Coal Storage and Blending Company is 370000000004632 and organization code is 06044704-X and the legal representative is Mr. Liu Chun. The company is mainly engaged in coal wholesale dealing (valid until 31 May 2015), other commodity business, etc.

As at the end of the reporting period, subsidiaries are as follows:

Subsidiaries	Place of registration	Registered capital		Business scope	Shares proportion (%)

Qingdao Yanmei Dongqi Energy Co., Ltd.	Qingdao, Shandong	RMB	50 million	Sales of coal, coke, minerals and machinery quipments	100

19.	Shandong Zhongyin Logistics and Trade Co., Ltd.

Shandong Zhongyin Logistics and Trade Co., Ltd. (as referred to “Zhongyin Logistics Company”), a wholly owned subsidiary of the Company, was established in May 2014 with the registered capital of RMB300 million. The business code of Zhongyin Logistics Company is 370127200093828 and organization code is 30686339-4 and the legal representative is Mr. Liu Chun. The company is mainly engaged in sales of coal, mining machinery and parts, mining specialised equipments, etc.

20.	Zhongyin Financial Leasing Co., Ltd.

Zhongyin Financial Leasing Co., Ltd. (as referred to “Zhongyin Financial Leasing Company”), was established jointly by the Company and its subsidiary, Hong Kong Company in May 2014 with the registered capital of RMB500 million, of which, RMB375 million by the Company in cash with equity interests of 75% and RMB125 million by Hong Kong Company in cash with equity interests of 25%. The business code of Zhongyin Logistics Company is 310000400737220 and organization code is 09440231- 7 and the legal representative is Mr. Wu Yuxiang. The company is mainly engaged in Financial Leasing, etc.

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V.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries (secondary subsidiaries and all other tier significant subsidiaries) – continued

21.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia, was established in December 2004 with the actual registered capital of AUD64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

22.	Yancoal Australia Sales Pty Limited

Yancoal Australia Sales Pty Limited (as referred to “Australia Sales Company”), a wholly owned subsidiary of Yancoal Australia, was established in April 2014 with the actual registered capital of AUD100.00. The corporation business licence code is 167884460, and it is mainly engaged in the business activities of blended coal sales, etc.

ii.	The changes of consolidation scope for the period

1.	Companies newly included in the consolidation for the period

Companies	Reason for consolidation	Shareholding proportion (%)	Net assets at the end of the reporting period (RMB10,000)		Net profits at the reporting period

Shandong Zhongyin Logistics and Trade Co., Ltd.	Newly established subsidiary	100.00		10,041	RMB	410,000
Zhongyin Financial Leasing Co., Ltd.	Newly established subsidiary	100.00		50,000		—
Yancoal Australia Sales Pty,. Ltd.	Newly established subsidiary	100.00	AUD	5.51 million	AUD	1.35 million

iii.	Combination in the reporting period

iv.	Translation of financial statements denominated in foreign currency

Translation exchange rates of overseas subsidiaries’ financial statements

Items	Foreign currency	Translation exchange rates

Assets and liabilities	AUD	Spot exchange rate on balance sheet date 5.8064
The income statement and cash flow statement	AUD	Approximate spot exchange rate on transaction date, average of the year 5.6183
The equity	AUD	Spot exchange rate on arising, except for undistributed profits

Assets and liabilities	HKD	Spot exchange rate on balance sheet date 0.79375
The income statement and cash flow statement	HKD	Approximate spot exchange rate on transaction date, average of the year 0.78998
The equity	HKD	Spot exchange rate on arising, except for undistributed profits

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

The date disclosed below in this financial statement, except for the special note, “the beginning of the reporting period” refers to January 1, 2014, “the end of the reporting period” refers to June 30, 2014, “the reporting period” refers to the period from January 1, 2014 to June 30, 2014, “the same period of last year” refers to the period from January 1, 2013 to 30 June, 2013.

1.	Cash and cash at bank

	At June 30, 2014			At January 1, 2014
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

Cash on hand
Including: RMB	556	1.0000	556	413	1.0000	413
USD	27	6.1528	167	27	6.0969	165
AUD	10	5.8064	58	10	5.4301	54

Subtotal			781			632

Cash in bank
Including: RMB	15,362,754	1.0000	15,362,754	9,214,502	1.0000	9,214,502
USD	794,489	6.1528	4,888,331	560,038	6.0969	3,414,496
AUD	295,216	5.8064	1,714,142	482,564	5.4301	2,620,371
CAD	1,551	5.7686	8,947	2,736	5.7259	15,666
HKD	33	0.79375	26	39	0.7862	31
EUR	1,992	8.3946	16,722	12	8.4189	101
GBP	1	10.4978	10	1	10.0556	10

Subtotal			21,990,932			15,265,177

Other monetary assets
Including: RMB	105,278	1.0000	105,278	104,441	1.0000	104,441
USD	—	6.1528	—	—	—	—
AUD	3,344	5.8064	19,417	25,791	5.4301	140,048

Subtotal			124,695			244,489

Total			22,116,408			15,510,298

(1)	As at the end of the reporting period, the Group held RMB6.61528 billion of time deposits; RMB1.59911 billion of guarantee contract with priority to transfer money; RMB19.59 million of environmental guarantee deposits; RMB181.79 million of other guarantee deposits; totalling RMB8.41577 billion.

(2)	At the end of the reporting period, overseas cash of the Group is RMB4.61056 billion, owned by the overseas subsidiaries of the Company.

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2.	Notes receivable

(1)	Notes receivable by category

Notes category	At June 30, 2014	At January 1, 2014

Bank acceptance bills	6,106,939	7,558,118

Total	6,106,939	7,558,118

(2)	Notes endorsed to other parties by the end of the period but still be immature (top five)

Items	Drawer	Drawing date	Expiry date	Amount(RMB)

Bank acceptance bills	Jiangsu Tianyu Energy Co., Ltd	3 June 2014	3 December 2014	30,000
Bank acceptance bills	Wuhan Shuangying Trade Co., Ltd	19 June 2014	19 December 2014	28,000
Bank acceptance bills	Guangdong Xingda Petrochemical Co., Ltd	27 January 2014	26 July 2014	20,000
Bank acceptance bills	Shdong Daotong Economic & Trade Co., Ltd	27 June 2014	27 December 2014	20,000
Bank acceptance bills	Chongqing Iron and Steel Co., Ltd	20 March 2014	20 September 2014	15,000

Total				113,000

(3)	As at the end of the reporting period, there was no discounted immature notes receivable of the Group.

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3.	Accounts receivable

(1)	Accounts receivable by category

	At June 30, 2014				At January 1, 2014
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
			Bad debt				Bad debt
	Amount		Provision		Amount		Provision
Items	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	500,610	34	21,580	100	168,918	11	8,289	100
Risk-free portfolio	958,053	66	—	—	1,300,758	89	—	—
The subtotal of portfolio	1,458,663	100	21,580	100	1,469,676	100	8,289	100

Total	1,458,663	100	21,580	100	1,469,676	100	8,289	100

1)	There was no individually significant amounts of accounts receivables accrued the bad debt provision on individual basis for the period.

2)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method.

	At June 30, 2014			At January 1, 2014
	Amount		Bad debt	Amount		Bad debt
Items	RMB	%	provision	RMB	%	provision

Within 1 year	498,924	4	19,957	167,322	4	6,693
1 to 2 years	90	30	27	—	30	—
2 to 3 years	—	50	—	—	50	—
Over 3 years	1,596	100	1,596	1,596	100	1,596

Total	500,610	—	21,580	168,918	—	8,289

3)	Account receivables in the portfolio accrued the bad debt provision in other method

Items	Carrying amount	Bad debt amount

Risk-free portfolio	958,053	—

Total	958,053	—

Note:	As at the end of the period, accounts receivable in risk-free portfolio included RMB648.07 million from overseas subsidiaries of the Company which did not accrue bad debt provision because of claims still in the normal credit period and RMB244.21 million of L/C issued by the bank.

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3.	Accounts receivable – continued

(2)	There is no accounts receivable written off during the reporting period.

(3)	Accounts receivables arising on shareholders of the Company holding more than 5% (including 5%) shares are excluded as at the end of period; accounts receivables arising on related parties was RMB207.57 million. See Note “VII, iii, 2”.

(4)	The top five accounts receivables

Items	Relationship with the Company	Amounts	Age	Proportion of total accounts receivables (%)

Huadian Power International Corporation	Third party	389,600	Within 1 year	27
Shandong Coking Group (Qingdao) Co., Ltd.	Third party	110,000	Within 1 year	8
Ashton Coal Mines Limited	Joint venture	84,693	Within 1 year	6
Sino East Minerals Ltd.	Third party	61,304	Within 1 year	4
Haoyu Materials Group Co., Ltd.	Third party	60,750	Within 1 year	4

Total		706,347		49

(5)	Balance of accounts receivables denominated in foreign currency

	At June 30, 2014			At January 1, 2014
Foreign currency	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

USD	69,050	6.1528	424,851	121,137	6.0969	738,560

Total			424,851			738,560

(6)	There were no accounts receivables to derecognize for the reporting period.

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4.	Prepayments

(1)	The aging analysis of prepayments

	At June 30, 2014		At January 1, 2014
Items	RMB	%	RMB	%

Within 1 year	3,929,654	94	1,148,338	99
1 to 2 years	241,453	6	16,972	1
2 to 3 years	15,529	—	11	—
Over 3 years	11	—	10	—

Total	4,186,647	100	1,165,331	100

Note:	Prepayments with aging over 1 year are prepayment for equipment. As the equipment is not yet arrived and still under execution, the Group has not made the settlement.

(2)	Main companies of prepayments

Company Name	Relationship with the Company	Amounts	Age	Reasons

Linyi Mengfei Commerce Co., Ltd.	Third party	261,313	Within 1 year	Goods to arrival, under executing
Jiangsu Runyuan Energy Science and Technology Development Co., Ltd.	Third party	199,556	Within 1 year	Goods to arrival, under executing
Poly Xiexin Power Fuel Co., Ltd.	Third party	174,155	Within 1 year	Goods to arrival, under executing
Jiangsu Tianyu Energy Co., Ltd.	Third party	150,639	Within 1 year	Goods to arrival, under executing
Rizhao Xingyujia Trade Co., Ltd.	Third party	150,000	Within 1 year	Goods to arrival, under executing

Total		935,663

(3)	Prepayments due from shareholders of the Group holding more than 5% (including 5%) of the total shares were RMB390 thousand by the end of the period; accounts receivable arising on related parties was RMB54.61 million, accounting for 1.30% of the total accounts receivables. See Note “VII, iii, 4”.

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4.	Prepayments – continued

(4)	Balance of prepayments denominated in foreign currency

	At June 30, 2014			At January 1, 2014
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

USD	—	—	—	907	6.0969	5,530

Total			—			5,530

5.	Other receivables

(1)	Other receivables by category

	At June 30, 2014				At January 1, 2014
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Items	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	52,833	6	21,546	100	28,784	5	17,818	100
Risk-free portfolio	831,127	94	—	—	587,874	95	—	—
The subtotal of portfolio	883,960	100	21,546	100	616,658	100	17,818	100

Total	883,960	100	21,546	100	616,658	100	17,818	100

1)	There was no individually significant amount of other receivables that accrued the bad debt provision separately for the reporting period.

2)	Other receivables in the portfolio that accrued the bad debt provisions as per accounting aging analysis method

	At June 30, 2014			At January 1, 2014
Items	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision

Within 1 year	24,685	4	989	10,912	4	436
1 to 2 year	10,344	30	3,103	700	30	210
2 to 3 years	700	50	350	—	50	—
Over 3 years	17,104	100	17,104	17,172	100	17,172

Total	52,833	—	21,546	28,784	—	17,818

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5.	Other receivables – continued

(1)	Other receivables by category – continued

3)	Other receivables in the portfolio accruing the bad debt provision in other method

	Carrying	Bad debt
Items	amount	amount

Risk-free portfolio	831,127	—

Total	831,127	—

(2)	There was no reversal (or recovery) of bad debt provision during the reporting period.

(3)	There was no other receivable written off during the reporting period.

(4)	As at the end of the reporting period, accounts receivable due from the controlling shareholder of the Company is RMB16.99 million (at December 31, 2013: RMB16.99 million); accounts receivable due from related parties is RMB306.91 million, accounting for 34.72% of the total other receivables. See Note “VII, iii, 3”.

(5)	The top five debtors

Company Name	Relationship with the Company	Amounts	Age	Proportion of other receivables (%)	Nature or contents

Ashton Coal Mines Limited	Joint venture company	171,861	Within 1 year	19	Dealing amounts
Zoucheng Municipal Finance Bureau	Third Party	169,000	Within 1 year	19	Fund for supporting enterprise development
Shandong Shengyang Wood Co., Ltd	Associates	86,328	2 to 3 years	10	Dealing amounts
New South Wales Local Tax Bureau	Third Party	82,455	2 to 3 years	9	Tax refund
The People’s Government of Ejin Horo Banner	Third Party	50,000	1 to 2 years	6	Land deposit

Total		559,644		63

(6)	There are no other receivables to derecognise for the reporting period.

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6.	Inventories and provision for inventory impairment

(1)	Inventory by category

	At June 30, 2014			At January 1, 2014
Items	Book Balance	Provision for inventory impairment	Book Value	Book Balance	Provision for inventory impairment	Book Value

Raw materials	207,611	—	207,611	253,901	—	253,901
Coal stock	1,112,642	132,415	980,227	1,123,756	52,887	1,070,869
Methanol stock	18,785	—	18,785	23,039	—	23,039
Low value consumables	241,962	—	241,962	241,410	—	241,410
Cost of real estate development	58,332	—	58,332	7,949	—	7,949

Total	1,639,332	132,415	1,506,917	1,650,055	52,887	1,597,168

(2)	Provision for inventory impairment

						Foreign
						currency
	At January 1,	Increase		Decrease		translation	At June 30,
Items	2014	Accrual	Others	Reversal	Others	difference	2014

Coal stock	52,887	113,657	—	—	40,252	6,123	132,415

Total	52,887	113,657	—	—	40,252	6,123	132,415

Note:	The increased amount of RMB113.66 million is the provision for inventory impairment of Yancoal Australia according to the difference between book value and the net realizable value of inventories deducting the cost of realization by the end of the reporting period. The reversal amount was the provision for inventory impairment accrued at the beginning of the reporting period by Yancoal Australia. The amount of this provision carried forward into product sales cost for this reporting period is RMB40.25 million.

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7.	Other current assets and other current liabilities

(1)	Other current assets

Items	At June 30, 2014	At January 1, 2014	Nature

Land subsidence, restoration, rehabilitation and environment costs	2,192,952	2,192,953	Note II.26
Environment management guarantee deposit	784,179	1,095,493	Note XII.4
Mining royalty receivable	138,215	105,584	Note 1
Hedging instrument-forward foreign exchange contract	260	16,651	Note 2

TOTAL	3,115,606	3,410,681

(2)	Other current liabilities

Items	At June 30, 2014	At January 1, 2014	Nature

Land subsidence, restoration, rehabilitation and environment costs	3,082,484	3,683,558	Note II.26
Hedging instrument-interest rate swap	24,341	43,532	Note 3
Deferred income	4,888	22,894	NoteVI 33
Hedging instrument-forward foreign exchange contract	3,227	271,579	Note 2

TOTAL	3,114,940	4,021,563

Note 1:	It is the right of Middlemount Coal Pty Ltd, a company jointly controlled by the Company and its subsidiary Gloucester, of collecting the mining royalties (ie, 4% of its FOB profits) from Middlemount coal mine during the mining period. The management calculated this on every reporting date based on its present value of the discounted cash flow; the change of profit or loss is recorded as the current profit or loss. As at June 30, 2014, AUD23.8 million of mining royalties receivable within one year is recognized as other current assets and AUD181.93 million of mining royalties receivable over 1 year is recognized as other non-current asset.
Note 2:	To avoid the risk of foreign exchange rate fluctuation, Australian subsidiaries of the Company enter into forward foreign currency contracts to hedge foreign currency risks caused by daily coal sales and big equipment purchasing program: to exchange USD into AUD on the agreed date in the future at the agreed exchange rate range, or the spot rate. On the balance sheet date, derivative financial assets or liabilities reflect the fair value of related outstanding contracts. The fair value will be calculated based on the difference between the forward market exchange rate taken on the balance sheet date and on the contracts signing date.

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7.	Other current assets and other current liabilities – continued

(2)	Other current liabilities – continued

Note 3:	To meet the requirement of the acquisition of Yancoal Resources, Yancoal Australia borrowed a bank loan of USD3 billion. In July 2012, the Company entered into interest rate swap contracts amounting to USD1.5 billion with Bank of China (BOC), China Construction Bank (CCB) and China Development Bank (CDB). Pursuant to the contracts, the Company should pay interest expenses to BOC, CCB and CDB at the annual rate of 2.755%, 2.42% and 2.41% respectively; BOC, CCB and CDB should quarterly pay interest expenses to the Company at the annual rate of LIBOR plus 0.75% on the agreed date. All the contracts terms are within four years. At the end of December 2013, June 2014, the fair value of the Contracts was RMB43.5324.34 million. Through the retrospective review, the Company considers that the hedge is effective and there is no invalid hedge had been recognized in the income statement.

8.	Available-for-sales financial assets

Items	Available-for-sale equity instruments

Fair value at January 1, 2014	211,560
Cost of equity instruments	109,316
Fair value at June 30, 2014	204,313
Changes in fair value recognized in other comprehensive income	94,997
Accrued amount for impairment	—

Note:	Available-for-sale equity instrument, mainly are shares amounting to RMB165.03 million in Shanghai Shenergy Co., Ltd and Jiangsu Lianyungang Port Co., Ltd listed in Shanghai Stock Exchange and other unlisted equity investment amounting to RMB39.28 million, which are held by the Group in the past years. The fair value of shares in Shanghai Shenergy and Jiangsu Lianyungang was ascertained based on the closing price listed in Shanghai Stock Exchange on the balance sheet date. The fair value of other unlisted equity investment was ascertained base on the third-hierarchy fair value for there was no active market to observe.

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9.	Long-term accounts receivable

Items	At June 30, 2014	At January 1, 2014

Middlemount loans (Note 1)	1,793,378	1,587,002
Gladstone long-term securities (Note 2)	182,901	171,048
E class Wiggins Island Preference Securities (Note 2)	88,953	83,188

Total	2,065,232	1,841,238

Note 1:	Middlemount Loans refer to the long-term loans provided by Gloucester, the subsidiary of Yancoal Australia, to Middlemount Joint Venture which is due on 24 December 2015 with the interest rate of business loan with the same duration.
Note 2:	Yancoal Australia invested the following securities issued by Wiggins Island Coal Export Terminal Pty Ltd in 2011.

	1)	The purchasing price of GiLTS (Gladstone Long Term Securities) is AUD31.5 million.

	2)	The purchasing price and par value of WIPS (E class Wiggins Island Preference Securities) are AUD15.32 million and AUD30.60 million, respectively.

	3)	As WIPS and GiLTS have no active market and cannot be traded.

10.	Long-term equity investments

(1)	Long-term equity investments

Items	At June 30, 2014	At January 1, 2014

Equity investments under equity method	3,063,307	3,233,307

Long-term equity investments – Total	3,063,307	3,233,307
Less: provision for impairment	—	—

Long-term equity investments – Net	3,063,307	3,233,307

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

10.	Long-term equity investments – continued

(2)	Long-term equity investments under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting (%)	Original amount	Opening balance	Addition	Reversals	Foreign currency translation difference	Closing balance	Cash dividends

Under equity method
China HD Zouxian Co., Ltd.	30.00	30.00	900,000	1,183,098	81,737	178,645	—	1,086,190	178,645
Yankuang Group Finance Co., Ltd.	25.00	25.00	250,000	211,858	142,503	57,500	—	296,861	57,500
Shaanxi Future Energy Chemical Co,. Ltd.	25.00	25.00	540,000	1,350,000	—	—	—	1,350,000	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	6,000	—	—	—	—	—	—
Jining Jiemei New Wall Material Co., Ltd	20.00	20.00	720	—	—	—	—	—	—
Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd.	50.00	50.00	3,000	—	3,942	—	—	3,942	—
Australian Coal Processing Holding Pty Ltd	90.00	50.00	1	—	—	—	—	—	—
Ashton Coal Mines Limited	90.00	50.00	18,737	16,481	1,063	—	1,179	18,723	—
Newcastle Coal Infrastructure Group Pty Ltd (“NCIG”)	27.00	27.00	1	1	—	—	—	1	—
Middlemount Joint Venture	50.00	50.00	1,171,376	471,869	—	190,598	26,319	307,590	—

Total			2,889,835	3,233,307	229,245	426,743	27,498	3,063,307	236,145

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10.	Long-term equity investments – continued

(3)	Investment in joint venture and associates

Name of investees	Shares proportion (%)	Ratio of voting share (%)	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating revenue of this period	Net profit

Associates
China HD Zouxian Co., Ltd.	30	30	6,078,415	2,457,781	3,620,634	1,852,612	272,455
Yankuang Group Finance Co., Ltd (Note 1)	25	25	6,369,894	5,182,448	1,187,446	139,718	70,012
Shaanxi Future Energy Chemical Co,. Ltd	25	25	10,415,487	5,015,487	5,400,000	—	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	98,171	103,499	-5,328	19,509	-1,528
Jining Jiemei New Wall Material Co., Ltd	20	20	7,024	8,560	-1,536	2,056	-429
Newcastle Coal Infrastructure Group Pty Ltd (NCIG)	27	27	4,793,532	5,519,436	-725,904	513,687	—
Joint venture enterprises
Australian Coal Processing Holding Pty Ltd (Note 2)	90	50	—	—	—	—	—
Ashton Coal Mines Limited (Note 2)	90	50	256,353	254,431	1,922	381,381	—
Middlemount Joint Venture	About 50	50	7,582,671	6,967,494	615,177	481,213	381,196
Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd.	50	50	10,019	2,134	7,885	5,625	1,885

Total			35,611,566	25,511,270	10,100,296	3,395,801	723,591

Note 1:	At the first meeting of sixth session of the Board, the “Proposal in relation to Capital Contribution to Yankuang Group Finance Company Limited (“Yankuang Finance”) by Yanzhou Coal Mining Company Limted” was approved. According to the proposal, Yanzhou Coal will make a contribution of RMB125 million to Yankuang Finance in accordance with the equity proportion. The Group paid for this contribution in June 2014.
Note 2:	There is difference between shares proportion and voting shares proportion of Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited caused by the items as described in note “V, i, 7, (2)”. The Group cannot exercise control over this fact, they shall be recognized under equity method, and the financial data of the joint venture is not included in the consolidated financial statements of the Group.

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11.	Fixed assets

(1)	Breakdown of fixed assets

Items	At January 1, 2014	Increase		Decrease	Foreign exchange translation difference	At June 30, 2014

Cost	43,756,218	553,592		105,191	1,019,909	45,224,528

Land	975,603	7,222		—	67,850	1,050,675
Buildings	4,937,111	8,077		904	38,097	4,982,381
Mining structure	8,920,930	313,084		1,212	236,068	9,468,870
Ground structure	2,251,961	—		9,622	—	2,242,339
Harbour works and craft	253,677	—		—	—	253,677
Plant, machinery and equipments	24,906,167	224,018		70,083	677,894	25,737,996
Transportation equipment	530,666	220		8,695	—	522,191
Others	980,103	971		14,675	—	966,399

		Addition	Accrual

Accumulated depreciation	19,028,076	—	1,460,961	101,981	229,880	20,616,936

Land	—	—	—	—	—	—
Buildings	2,434,439	—	104,851	6,458	5,352	2,538,184
Mining structure	3,051,824	—	273,980	983	45,957	3,370,778
Ground buildings	1,399,911	—	42,037	850	—	1,441,098
Harbour works and craft	88,870	—	2,851	—	—	91,721
Plant, machinery and equipments	11,280,072	—	981,627	82,199	178,571	12,358,071
Transportation equipment	421,714	—	13,063	8,672	—	426,105
Others	351,246	—	42,552	2,819	—	390,979

Net book value	24,728,142	—		—	—	24,607,592

Land	975,603	—		—	—	1,050,675
Buildings	2,502,672	—		—	—	2,444,197
Mining structure	5,869,106	—		—	—	6,098,092
Ground buildings	852,050	—		—	—	801,241
Harbour works and craft	164,807	—		—	—	161,956
Plant, machinery and equipments	13,626,095	—		—	—	13,379,925
Transportation equipment	108,952	—		—	—	96,086
Others	628,857	—		—	—	575,420

Provision for impairment	569,731	—		—	13,179	582,910

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11.	Fixed assets – continued

(1)	Breakdown of fixed assets – continued

Items	At January 1, 2014	Increase	Decrease	Foreign exchange translation difference	At June 30, 2014

Land	—	—	—	—	—
Buildings	65,182	—	—	—	65,182
Mining structure	190,178	—	—	13,179	203,357
Ground structure	24,398	—	—	—	24,398
Harbour works and craft	—	—	—	—	—
Plant, machinery and equipments	289,674	—	—	—	289,674
Transportation equipment	215	—	—	—	215
Others	84	—	—	—	84

Book value	24,158,411	—	—	—	24,024,682

Land	975,603	—	—	—	1,050,675
Buildings	2,437,490	—	—	—	2,379,015
Mining structure	5,678,928	—	—	—	5,894,735
Ground structure	827,652	—	—	—	776,843
Harbour works and craft	164,807	—	—	—	161,956
Plant, machinery and equipments	13,336,421	—	—	—	13,090,251
Transportation equipment	108,737	—	—	—	95,871
Others	628,773	—	—	—	575,336

(2)	Fixed assets acquired through finance lease

Items	Book value	Accumulated depreciation	Net book value

Machine and Equipment	2,128,236	169,118	1,959,118

Total	2,128,236	169,118	1,959,118

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

11.	Fixed assets – continued

(3)	Among the addition of fixed assets during the reporting period, RMB502.32 million is transferred from construction in process. Among the increased amount of accumulated depreciation, RMB1460.96 million is accrued during the reporting period.

(4)	There is no provision and depreciation of lands as overseas subsidiaries enjoy the permanent ownership of the land.

(5)	As at the end of the reporting period, the fixed assets still in use with fully depreciation is RMB9181.34 million in the Group.

(6)	As at the end of the reporting period, RMB4785.98 million included in fixed assets is pledged as collateral.

12.	Construction in progress

(1)	Construction in progress by category

	At June 30, 2014			At January 1, 2014
Items	Book balance	Provision for impairment	Book value	Book balance	Provision for impairment	Book value

1. Maintenance construction	1,105,294	—	1,105,294	297,847	—	297,847
2. Technical revamping	14,790	—	14,790	97,405	—	97,405
3. Infrastructure construction	30,509,867	147,197	30,362,670	29,859,241	137,790	29,721,451
4. Safety construction	800,653	—	800,653	613,851	—	613,851
5. Exploration construction	711,897	—	711,897	661,248	—	661,248

TOTAL	33,142,501	147,197	32,995,304	31,529,592	137,790	31,391,802

Note 1:	During the reporting period, the increase of balance of provision for the impairment of construction in progress is mainly caused by the fluctuation of foreign exchange rate;
Note 2:	As at the end of the reporting period, RMB468.3 million included in construction in progress is pledged as collateral.

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

12.	Construction in progress – continued

(2)	Changes of significant construction in progress

			Reduction		Foreign currency
Items	At January 1, 2014	Addition	Transferred into Fixed assets	Others	translation difference	At June 30, 2014

Shilawusu coal mine and coal processing project	12,855,181	83,982	—	—	—	12,939,163
Zhuan Longwan coal project	8,319,615	144,596	104	—	—	8,464,107
Ying Panhao coal project	854,186	135,849	—	—	—	990,035
Ordos methanol project	3,856,740	26,407	—	—	—	3,883,147
Canada potash project	1,691,407	52,087	—	—	22,651	1,766,145

Total	27,577,129	442,921	104	—	22,651	28,042,597

Items	Budgeted amount	Investment/ budgeted ratio (%)	Accumulated amount of capitalized interests	Including: amount of capitalized interests during this reporting period	Rate of capitalized interests for this period (%)	Capital sources

Shilawusu coal mine and coal processing project	16,727,160	77	2,394	514	6	Borrowings
Zhuan Longwan coal project	12,402,058	68	40,188	23,003	6.4	Borrowings
Ying Panhao coal project	9,645,116	10	54,871	21,187	6.4	Borrowings
Ordos methanol project	5,111,310	76	296,600	78,969	6.4	Borrowings
Canada potash project	N/A	—	1,631	1,631	Libor+2.4%	Borrowings

Total	43,885,644		395,684	125,304	—

Note:	Canadian potash project is still at an early stage of exploration, no overall budget.

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

13.	Intangible assets

Items	At January 1, 2014	Increase	Decrease and transfer	Foreign exchange translation difference	At June 30, 2014

Cost	30,284,874	446	—	1,439,059	31,724,379

Mining rights	25,949,292	—	—	1,210,247	27,159,539
Unproved mining equity interests	3,051,472	—	—	211,464	3,262,936
Land use rights	911,981	50	—	200	912,231
Patents and know-how	135,753	—	—	9,408	145,161
Water access right	131,079	—	—	452	131,531
Software	105,297	396	—	7,288	112,981

Accumulated amortization	4,258,587	589,568	—	109,749	4,957,904

Mining rights	4,016,167	573,747	—	107,745	4,697,659
Unproved mining equity interests	—	—	—	—	—
Land use rights	217,240	9,383	—	57	226,680
Patents and know-how	—	—	—	—	—
Water access right	282	—	—	20	302
Software	24,898	6,438	—	1,927	33,263

Net book value	26,026,287	—	—	—	26,766,475

Mining rights	21,933,125	—	—	—	22,461,880
Unproved mining equity interests	3,051,472	—	—	—	3,262,936
Land use rights	694,741	—	—	—	685,551
Patents and know-how	135,753	—	—	—	145,161
Water access right	130,797	—	—	—	131,229
Software	80,399	—	—	—	79,718

Provision for impairment	2,076,426	—	—	143,894	2,220,320

Mining rights	2,076,426	—	—	143,894	2,220,320
Unproved mining equity interests	—	—	—	—	—
Land use rights	—	—	—	—	—
Patents and know-how	—	—	—	—	—
Water access right	—	—	—	—	—
Software access right	—	—	—	—	—

Book value	23,949,861	—	—	—	24,546,155

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

13.	Intangible assets – continued

Items	At January 1, 2014	Increase	Decrease and transfer	Foreign exchange translation difference	At June 30, 2014

Mining rights	19,856,699	—	—	—	20,241,560
Unproved mining equity interests	3,051,472	—	—	—	3,262,936
Land use rights	694,741	—	—	—	685,551
Patents and know-how	135,753	—	—	—	145,161
Water access right	130,797	—	—	—	131,229
Software access right	80,399	—	—	—	79,718

Note 2:	As at June 30, 2014, intangible assets with the value of RMB13.57104 billion are pledged as collaterals.

14.	Goodwill

Items	At January 1, 2014	Increase	Decrease	Foreign exchange translation differences	At June 30, 2014	Provision for impairment At June 30, 2014

Acquisition of Xintai	653,836	—	—	—	653,836	—
Acquisition of Yancoal Resources	532,219	—	—	36,882	569,101	—
Acquisition of Syntech II	23,753	—	—	1,646	25,399	—
Acquisition of Premier (note)	14,771	—	—	1,024	15,795	15,795
Acquisition of Yanmei Shipping	10,045	—	—	—	10,045	—

Total	1,234,624	—	—	39,552	1,274,176	15,795

Note:	At the year end of 2012, the Group’s management assesses that the economic performance of Premier Holding, the subsidiary of the Group, would be lower than estimation. Therefore, the impairment loss of goodwill is recognized as AUD2.72 million (equivalent to RMB15.8 million) after test of impairment for assets was completed. The increase in the balance of goodwill and the provision for impairment of goodwill during the reporting period was mainly due to the effect of foreign exchange rate fluctuation.

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15.	Deferred tax assets and deferred tax liabilities

(1)	Confirmed deferred tax assets and deferred tax liabilities

Items	At June 30, 2014	At January 1, 2014

1. Deferred tax assets
Deferred tax assets of the parent company and its domestic subsidiaries
Land subsidence, restoration, rehabilitation and environmental costs	753,730	837,844
Provision for maintenance fees, safety production and development fund	442,090	494,718
Differences of the depreciation on fixed assets	202,542	208,011
Accrued and unpaid salaries and social insurance	196,278	142,726
Interest for mining right expense occupancy	49,164	36,929
Contingent value right (CVR)	—	23,954
Hedging instrument liability	6,753	12,188
Provision for impairment of assets	10,373	6,410
Deferred income	4,675	5,188
Amortization difference of intangible assets	23,954	—
Others	2,298	2,367

Subtotal	1,691,857	1,770,335

Deferred tax assets of subsidiaries of Yancoal Australia
Un-recouped losses	2,750,232	2,140,604
Minerals resource rent tax and its effect on income tax	2,044,784	1,912,266
Hedging instrument liability	502,661	547,513
Rehabilitation costs	176,831	167,430
Take or pay liabilities	95,543	100,272
Finance lease	78,096	80,194
Assets amortization	113,628	80,124
Others	209,442	246,248

Subtotal	5,971,217	5,274,651

Total deferred tax assets	7,663,074	7,044,986

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15.	Deferred tax assets and deferred tax liabilities – continued

(1)	Confirmed deferred tax assets and deferred tax liabilities – continued

Items	At June 30, 2014	At January 1, 2014

2. Deferred tax liabilities
Deferred tax liabilities of the Company and its domestic subsidiaries
Amortization and recognition of assets	3,623,232	3,666,136
Amortization and recognition of environmental deposits	168,280	179,954
Fair value adjustment of available-for-sale financial assets	21,499	23,454

Subtotal	3,813,011	3,869,544

Deferred tax liabilities of subsidiaries of Yancoal Australia
Amortization and recognition of assets	2,903,479	2,786,991
Minerals resource rent tax (MRRT) and its effect on income tax	1,576,246	1,474,093
Unrealized gain or loss on foreign currency exchange	694,102	249,201
Hedging instrument assets	36,878	239,824
Others	68,312	75,945

Subtotal	5,279,017	4,826,054

Total deferred tax liabilities	9,092,028	8,695,598

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

15.	Deferred tax assets and deferred tax liabilities – continued

(2)	Breakdown of taxable temporary differences and deductible differences

1)	Temporary differences of the Company and its domestic subsidiaries

Items	At June 30, 2014	At January 1, 2014

1. Deductible temporary differences items
Land subsidence, restoration, rehabilitation and environmental costs	3,014,919	3,351,374
Provision for maintenance fees, safety production and development fund	1,871,935	2,051,429
Differences of the depreciation on fixed assets	815,717	839,309
Accrued and unpaid salaries and social insurance	785,113	570,902
Deferred income	18,699	20,752
Provision for impairment of assets	42,700	25,789
Hedging instrument liability	27,012	48,751
Contingent value right (CVR)	—	95,817
Interest for mining right expense occupancy	196,656	147,715
Amortization difference of intangible assets	95,817	—
Others	9,192	9,471

Total	6,877,760	7,161,309

2. Taxable temporary differences items
Amortization and recognition of assets	16,095,089	14,664,542
Amortization and recognition of environmental deposits	673,120	719,817
Fair value adjustment of available-for-sale financial assets	85,996	93,817

Total	16,854,205	15,478,176

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15.	Deferred tax assets and deferred tax liabilities – continued

(2)	Breakdown of taxable temporary differences and deductible differences – continued

2)	Temporary differences of Australian subsidiaries

Items	At June 30, 2014	At January 1, 2014

1. Deductible temporary differences items
Un-recouped loss	9,167,441	7,135,346
MRRT and its effect on income tax (note)	6,815,947	6,374,221
Hedging instrument liability	1,675,537	1,825,045
Rehabilitation fees	589,437	558,100
Take or pay liabilities	318,477	334,240
Finance lease	260,322	267,312
Amortization of assets	378,759	267,080
Others	698,140	820,825

Total	19,904,060	17,582,169

2. Taxable temporary differences items
Assets amortization and recognition	9,678,262	9,289,971
MRRT and its effect on income tax (note)	5,254,154	4,913,644
Unrealized gain or loss on foreign currency exchange	2,313,673	830,671
Hedging instruments assets	122,925	799,412
Others	227,711	253,149

Total	17,596,724	16,086,847

Note:	Pursuant to relative laws and regulations, MRRT and its effect on income tax under deductible temporary differences are expenditures that can be deducted from taxable income in future years, and MRRT and its effect on income tax under taxable temporary differences are the amount that will be added to the taxable income in future years.

16.	Other non-current assets

Items	At June 30, 2014	At January 1, 2014

Mining royalties receivable (VI, 7, note 1)	1,056,378	1,028,789
Prepayment for investment (IX, 1, (1))	117,926	117,926
Security deposit of Gloucester	5,817	5,440
Customers contracts	32,698	13,926

Total	1,212,819	1,166,081

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17.	Provision for impairment of assets

	At January 1,	Increase		Decrease		Foreign currency translation	At June 30,
Items	2014	Accrual	Others	Reversal	Others	differences	2014

Bad debt provision	26,107	17,019	—	—	—	—	43,126
Provision for impairment of inventories	52,887	113,657	—	—	40,252	6,123	132,415
Provision for impairment of fixed assets	569,731	—	—	—	—	13,179	582,910
Provision for impairment of construction in progress	137,790	—	—	—	—	9,407	147,197
Provision for impairment of intangible assets	2,076,426	—	—	—	—	143,894	2,220,320
Provision for impairment of goodwill	14,771	—	—	—	—	1,024	15,795

Total	2,877,712	130,676	—	—	40,252	173,627	3,141,763

18.	Short-term loans

Items	At June 30, 2014	At January 1, 2014

Credit loans	2,167,640	3,512,612

Total	2,167,640	3,512,612

19.	Tradable financial liabilities

Items	Fair value at June 30, 2014	Fair value at January 1, 2014

Tradable bonds (note)	—	1,000,000

Total	—	1,000,000

Note:	On 25 December 2013, the Company successfully issued the first tranche of 3-month non-public financing instruments with interest rate of 6.8%. As at the end of the reporting period, all repayment has been completed.

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

20.	Notes payable

Items	At June 30, 2014	At January 1, 2014

Bank acceptance bills	1,258,349	282,141
Commercial acceptance bills (note)	113,195	34,220

Total	1,371,544	316,361

Note:	All the commercial acceptance bills will be due within 6 months.

21.	Accounts payable

(1)	Accounts payable

Items	At June 30, 2014	At January 1, 2014

Total	1,688,235	2,448,642

Including: over 1 year	176,944	141,225

(2)	Significant accounts payable aging over 1 year mainly is last payment payable for equipment and materials, and there is no significant amount of subsequent payments after the period end.

(3)	Accounts payable at the end of the reporting period due to the controlling shareholder of the Company is RMB340 thousand.

(4)	Foreign currency balance of accounts payable

	At June 30, 2014			At January 1, 2014
Foreign currency	Original currency	Exchange rate	RMB	Original currency	Exchange rate	RMB

USD	13,033	6.1528	80,189	15,420	6.0969	94,014
EUR	12	8.3946	101	—	—	—

Total			80,290			94,014

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

22.	Advances from customers

(1)	Advances from customers

Items	At June 30, 2014	At January 1, 2014

Total	526,242	852,247

Including: over 1 year	70,673	47,081

(2)	Advances aging over 1 year are RMB70.67 million, which were mainly due to the unrealized sales caused by the decline of customers’ demands or the disagreement on the price.

(3)	By the end of current period, advances from customers due to shareholders of the Company holding more than 5% (including 5%) voting power are RMB3.24 million.

23.	Salaries and wages payable

Items	At January 1, 2014	Increase for the period	Payment for the period	Foreign currency translation difference	At June 30, 2014

Salary (including bonus, allowance and subsidies)	589,665	3,620,048	3,599,862	2,837	612,688
Staff welfare	—	117,335	117,033	—	302
Social insurance	18,961	895,712	738,928	—	175,745
Including: 1. Medical insurance	6,857	255,323	217,856	—	44,324
2. Basic pension insurance	8,371	513,016	441,657	—	79,730
3. Unemployment insurance	1,963	50,537	34,602	—	17,898
4. Injury insurance	—	51,241	27,497	—	23,744
5. Maternity insurance	1,770	25,595	17,316	—	10,049
Housing fund	6,716	352,672	351,944	—	7,444
Union fund and Staff education fund	34,627	99,997	57,862	—	76,762
Compensation for severing labour relations	928	11,288	12,247	32	1
Others	405,996	200,172	143,480	30,033	492,721

Total	1,056,893	5,297,224	5,021,356	32,902	1,365,663

Note:	“Others” are employees benefits accrued for Yancoal Australia, such as annual leave, sick leave, etc. See Note “VI.32, note 3”.

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24.	Taxes payable

Items	At June 30, 2014	At January 1, 2014

Value added tax	-270,750	-284,615
Business tax	17,339	17,288
Income tax	132,072	870,003
Price reconciliation fund	48,418	56,518
Goods and service tax	-46,695	-47,741
Others	44,217	138,354

Total	-75,399	749,807

25.	Interest payable

Item	At June 30, 2014	At January 1, 2014

Interest for fund occupancy	196,656	348,923
Interest for corporate bonds	376,657	154,511
Interest payable on short-term bonds	279,250	39,167
Interest of long-term borrowing with instalment payment of interest and principal due at maturity	28,549	27,914
Interest for short-term borrowing	33,247	15,602
Interest payable for non-public debt financing instruments	—	944
Interest payable for long-term loans	20,301	—

Total	934,660	587,061

26.	Other payable

(1)	Other payable

Items	At June 30, 2014	At January 1, 2014

Total	5,223,375	5,419,873

Including: aging over 1 year	4,020,469	936,446

(2)	As at June 30, 2014, other payable due to the controlling shareholder of the Company is RMB585.80 million.

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26.	Other payable

(3)	Other payables with significant amount at the end of the reporting period

Item	Payable RMB	Aging	Nature/Content

4 investors including Shanghai Huayi (Group)	2,519,313	1 to 2 years	Investment fund for equity acquisition of Haosheng Company
Yankuang Group Co., Ltd	585,796	Within 2 years	Material and project funds
Yankuang Group Donghua Construction Co., Ltd	116,869	Within 1 year	Project funds
Yankuang Xinlu Construction and Development Co., Ltd.	112,527	Within 2 years	Project funds, guarantee deposit
Yankuang Zhongmei 71 Chu	59,276	Within 2 years	Project funds

Total	3,393,781

(4)	Other payable measured by foreign currency

	At June 30, 2014			At January 1, 2014
Foreign currency	Original currency	Exchange rate	RMB	Original currency	Exchange rate	RMB

USD	130	6.1528	800	13,479	6.0969	82,180

Total			800			82,180

27.	Short-term financing bonds payable

Items	At June 30, 2014	At January 1, 2014

Short-term financing bonds	9,997,500	4,997,917

Total	9,997,500	4,997,917

Note:	In accordance with the Notice of Acceptance of Registration issued by China’s National Association of Financial Market Intuitional Investors [Zhongshixiezhu [2013] PPN No.306] and [Zhongshixiezhu [2013] CP No.418], the Company was approved to register short-term notes, with aggregated amount of RMB15 billion. On November 12, 2013, the Company successfully issued the first tranche of one year short-term notes, amounting to RMB5 billion with interest rate of 6%. After deducting issuance costs, the actual financing funds raised is RMB4,997.50 million. On March 12, 2014, the Company issued 2014 the first tranche of one year short-term financing notes, amounting to RMB5 billion with interest rate of 5.95% and actual proceeds of RMB4.9975 billion deducting issuance fee.

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28.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Items	At June 30, 2014	At January 1, 2014

Long-term borrowing due within one year	1,738,586	1,721,675
CVR (Note 1)	—	1,408,729
Long-term payable due within one year	444,479	479,137
Estimated liabilities due within 1 year (Note 2)	80,261	90,025
Deferred income due within 1 year	1,452	2,715

Total	2,264,778	3,702,281

(2)	Long-term borrowing due within one year

Loan by category	At June 30, 2014	At January 1, 2014

Guaranteed loans (Note 3)	1,473,862	1,464,388
Mortgaged loan	33,493	27,068
Debt of honour	231,231	230,219

Total	1,738,586	1,721,675

(3)	Long-term payable due within one year

Names	At June 30, 2014	At January 1, 2014

The Department of Land and Resources of the Inner Mongolia Autonomous (Note 4)	—	40,000
Jining Municipal Land and Resources Bureau (Note 5)	396,285	396,285
Freight finance lease (Note 6)	48,194	42,852

Total	444,479	479,137

Note 1:	In June 2012, contingent Value Right (CVR) is a guarantee that protects the value of the merged Yancoal’s shares held by Gloucester’s shareholders. Eighteen months after the merger: In 18 months after the completion of merger (December 2013), if the value of Yancoal’s shares (the last 3 months volume weighted average trading price) is below AUD6.96 per share, Gloucester shareholders will be entitled to recoup the share value of up to AUD6.96 per share, and the recoupment is up to AUD3 per share. However, shares held by Noble Group, the former major shareholder of Gloucester is not entitled to enjoy this guarantee. The ultimate guarantee amount is determined to be AUD3/share, totalling AUD262.94 million, which has been paid to ASX, the agent of the Company, on February 27, 2014.

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28.	Non-current liabilities due within one year – continued

(3)	Long-term payable due within one year – continued

Note 2:	The expected liabilities due within one year mainly composed of AUD10.19 million of take-or-pay liabilities. The information related to the take-or-pay liabilities are described in “VI, 32, note 2”.
Note 3:

Yancoal Australia borrowed USD3, 040 million from the bank syndicate of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company in 2009, including: USD2,540 million from Sydney branch of Bank Of China; USD200 million from Hong Kong branch of China Construction Bank; USD300 million from Hong Kong branch of China Development Bank, at the same time, the Company was counter guaranteed by Yankuang Group, the controlling shareholder of the Company. The loan period is from December 16, 2009 to December 16, 2014 and interest should be paid on schedule. That is to say, from December 16, 2012 to start in three instalments to repay the principal. On December 17, 2012, Yancoal Australia entered into contracts of rollover loans with Sydney branch of BOC and Hong Kong branch of CBC, extending repayment date to December 16, 2019; Principal repayment starting date is postponed to December 16, 2017, while continuing to provide bond guaranteed by the Company. As at June 30, 2014, Yancoal Australia returned the matured borrowings of USD200.68 million to Financial Group, with USD2,839.32 million unreturned, including: USD99.32 million of borrowings due within 1 year was recognized as other non-current liabilities due within 1 year; USD2,740 million due over 1 year was recognized as long-term borrowings.

In 2011, the Company borrowed RMB3, 900 million from Tiexi branch of ICBC. Prior to obtaining the mining rights of Zhuan Longwan, the borrowing was guaranteed by the controlling shareholder, Yankuang Group, and would be pledged by mining rights of Zhuan Longwan as collateral after they are obtained. As at June 30, 2014, the loan principal unreturned is RMB2.13431 billion and the loans of RMB839.72 million due within 1 year were recognized as other non-current liabilities due within 1 year, with the rest part of loans of RMB1.29459 billion over 1 year were recognized as long-term borrowings.

Heshun Tianchi, a subsidiary of the Company, borrowed RMB77 million from Taiyuan branch of China Development Bank, which was guaranteed by Yankuang Group, the controlling shareholder of the Company. As at June 30, 2014, the loan principal unreturned is RMB77 million and RMB22 million of borrowing due within 1 year was recognized as other non-current liabilities due within 1 year; RMB55 million due over 1 year was recognized as long-term borrowings.

Note 4:	Ordos Neng Hua, the subsidiary of the Company successfully bided the mining rights of Zhuan Longwan coal mine field of Dongsheng coal field in Inner Mongolia Autonomous Region for a consideration of RMB7,878.66 million. According to the deal confirmation, the consideration of RMB2,340 million of mining rights in the last installment should be paid by the end of 30 November 2012. In August 2012, Inner Mongolia Autonomous Region Department of Land and Resources issued the Opinion on the Relevant Matters in relation to Zhuan Longwan Coal Mine Project [Neiguotuzi (2012) No. 508] and approved the consideration of Zhuan Longwan mining rights for the third installment to be paid after the license granted. As at June 30, 2014, Ordos Neng Hua has paid off the mining rights.
Note 5:

According to the Plans for conducting compensated use of coal resource pilot reform, jointly issued by the Ministry of finance, Ministry of Land and Resources, and Development and Reform Commission, approved by the State Council in September 2006, the Company should pay the consideration of mining rights, after assessment and evaluation by remaining reserves, for the original five coal mines.

On August 3, 2012, pursuant to the assessment report for the consideration of mining rights of five coal mines (Jining No.2 coal mine, Nantun coal mine, Dongtan coal mine, Baodian coal mine and Xinglongzhuang coal mine) owned by the Company filed in Shandong Provincial Department of Land and Resources, the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited [JiGuotuzi (2012) No.212] issued by Jining Municipal Land and Resources Bureau determined the consideration of mining rights, which amounts to RMB2,476.78 million. According to the Notice, the down payment RMB495.36 million should be paid before September 30, 2012, while the rest amount should be paid in five equal installments with capital occupation charges. As at the end of the reporting period, the company had paid RMB891.64 million, with RMB1,585.14 million unpaid (including RMB396.28 million will be paid in the next year.

Note 6:	It is the finance lease of subsidiaries of Gloucester, of which AUD8.3 million of finance lease payable due within 1 year was recognized as other non-current liabilities due within 1 year; AUD37.16 million due over 1 year was recognized as long-term payable.

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29.	Long-term loan

(1)	Long-term loan by category

Loan category	At June 30, 2014	At January 1, 2014

Guaranteed loan	25,970,293	24,850,137
Debt of honour	6,417,282	6,105,677
Mortgaged loan	45,907	63,834

Total	32,433,482	31,019,648

(2)	Top five long-term borrowings

					At June 30, 2014		At January 1, 2014
Lender	Beginning day	Expiration date	Currency	Interest rate (%)	USD	RMB	USD	RMB

Sydney branch of BOC (Note1)	2009-12-16	2019-12-16	USD	Libor+0.75%-Libor+2.80%	2,400,000	14,766,720	2,400,000	14,632,560
Hong Kong Wing Lung Bank (Note 2)	2013-6-24	2016-5-20	USD	3M Libor+2.5%	300,000	1,845,840	300,000	1,829,070
Sydney branch of BOC (Note 3)	2013-8-29	2016-10-20	USD	3M Libor+2.3%	300,000	1,845,840	300,000	1,829,070
Zoucheng branch of BOC (Note 4)	2013-1-4	2018-1-4	USD	Libor+2.4%	296,000	1,821,229	296,000	1,804,682
Tiexi branch of ICBC (Note 1)	2011-9-29	2016-9-29	RMB	6.4	—	1,294,583	—	1,714,444

Note 1:	See “VI, 28 note 3”.
Note 2:	In 2013, Yancoal International (Holding) Co., Ltd., a subsidiary of the Company, borrowed USD300 million from Hong Kong Wing Lung Bank, which was guaranteed by Shenzhen Xiangxi Branch of China Merchants Bank.
Note 3:	In 2013, Yancoal International (Holding) Co., Ltd., a subsidiary of the Company, borrowed USD300 million from Sydney Branch of BOC, which was guaranteed by the Company.
Note 4:	In 2013, the Company borrowed USD596 million from Zoucheng branch of BOC for the merger with Gloucester with L/C as the guarantee. On August 30, 2013, the Company prepaid USD300 million.

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30.	Bonds payable

Category	Total face value	Issued date	Maturity	Issued amount

Corporate bond (Note 1)	2,846,205	2012-5-16	5 years	2,846,205
Corporate bond (Note 1)	3,478,695	2012-5-16	10 years	3,478,695
Corporate bond (Note 2)	1,000,000	2012-7-23	5 years	990,000
Corporate bond (Note 2)	4,000,000	2012-7-23	10 years	3,960,000
Corporate bond (Note 2)	1,950,000	2014-3-6	5 years	1,950,000
Corporate bond (Note 2)	3,050,000	2014-3-6	10 years	3,050,000

Total	16,324,900			16,274,900

Category	Interest payable at January 1, 2014	Accrual of interest payable for this period	Interest paid during the period	Interest payable at June 30, 2014	Balance at June 30, 2014

Corporate bond	18,358	61,848	61,336	18,870	2,768,703
Corporate bond	28,820	97,095	96,291	29,624	3,383,970
Corporate bond	18,783	21,117	—	39,900	994,200
Corporate bond	88,550	99,550	—	188,100	3,967,800
Corporate bond	—	38,159	—	38,159	1,931,800
Corporate bond	—	62,004	—	62,004	3,020,517

Total	154,511	379,773	157,627	376,657	16,066,990

Note 1:	As approved by a resolution passed at the second extraordinary general meeting held on April 23, 2012, each wholly-owned secondary subsidiary of the Company is allowed to make an overseas issuance of US dollar-dominated bonds with an aggregate principal amount not in exceed of USD1.0 billion (including USD1.0 billion). In May 2012, Yancoal International Resources Development Co., Ltd, secondary subsidiary of the Company, issued corporate bonds with the amount of USD1.0 billion in Hong Kong, of which, the annual interest rate for the five-year corporate bonds of USD450 million and ten-year corporate bonds of USD550 million are 4.461% and 5.730%, respectively.
Note 2:	As approved by a resolution passed at 2012 first extraordinary general meeting held on February 8, 2012, the Company was allowed to issue corporate bonds of no more than RMB15 billion at appropriate time. Subsequently, the Company received the “Reply Letter in relation to the approval on the issue of corporate bonds by Yanzhou Coal Mining Company Limited” (the Zhengjian Xuke [2012] No. 592) by CSRS, allowing the Company to make an public issuance of corporate bonds with face value not exceeding RMB10 billion. On July 25, 2012, the Company issued the first tranche of the corporate bonds amounting to RMB5 billion, of which, the annual interest rate for the five-year corporate bonds of RMB1 billion and ten-year corporate bonds of RMB4 billion are 4.2% and 4.95%, respectively. On March 6, 2014, the Company issued the second tranche of the corporate bonds amounting to RMB5 billion, of which, the annual interest rate for the five-year corporate bonds of RMB1.95 billion and ten-year corporate bonds of RMB3.05 billion are 5.92% and 6.15%, respectively.

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31.	Long-term payables

(1)	The breakdown of long-term payables

Lender	Expiration (Year)	Amount at January 1, 2014	Interest rate (%)	Accrued Interest	Amount at June 30, 2014	Loan condition

Total	—	2,833,205	—	48,941	2,863,538	—
Including:
Jining Municipal Land and Resources Bureau (VI, 28, Note 5)	2-5	1,188,854	6.15	48,941	1,188,854	Unsecured
Freight financial lease	5-8	224,640	5.43	—	215,766	Unsecured
			-12.24
Market service fees to Noble Group	—	29,054	—	—	27,715	Unsecured and interest-free

Deferred payment for acquisition of Minerva	2-4	4,611	—	—	3,761	Unsecured and interest-free
Jianxin Financial Lease Co., Ltd.	61 months	1,386,046	4% above interest rate of the corresponding period	—	1,427,442	Unsecured

(2)	The breakdown of financial lease payables included in long-term payables

	At June 30, 2014		At January 1, 2014
Items	Foreign currency	RMB	Foreign currency	RMB

Komatsu Australian Finance Company (Note VI, 28, Note 6)	32,056	186,132	36,137	196,227
Bradken Finance Lease (Note VI, 28, Note 6)	5,104	29,634	5,233	28,413
Jianxin Financial Lease Co., Ltd.,	—	1,427,442	—	1,386,046

Total	37,160	1,643,208	41,370	1,610,686

Note:	The financial lease activities of the Group were not guaranteed by an independent third party.

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32.	Provision

Items	At January 1, 2014	Additions	Carry forward	Foreign exchange translation differences	At June 30, 2014

Reclamation, restoration and environment recovery expense (Note 1)	532,143	2,636	—	36,965	571,744
Take-or-pay liability (Note 2)	270,172	—	28,624	17,764	259,312
Long-term service leave (Note 3)	7,701	—	90	531	8,142
Maintenance expense of leased machinery (Note 4)	618	—	639	21	—

Total	810,634	2,636	29,353	55,281	839,198

Note 1:	Reclamation, restoration and environment recovery expense accrued for restoring of coal mines are based on the accounting policy as stated in Note “II, 26”. The obligation of restoring will be exercised when mining areas become out of use or coal resource dry up.
Note 2:	As stipulated in the take-or-pay port and rail contracts entered into by Gloucester, a subsidiary of the Company, a liability was recognised for the estimated excess capacity contracted in the port and rail contacts.
Note 3:	It is calculated on the basis of relevant laws and regulations and service term of employees, of which, service liability payable in the next year is calculated in the salaries and wages payable, service liability payable over 1 year is recognized as expected liabilities.
Note 4:	Provision for maintenance expense of leased machinery includes the overhaul expense at the end of the lease. Where a machine is bought at the end of the lease, the balance of such provision will be offset by the purchasing cost.

33.	Deferred income

Items	At June 30, 2014	At January 1, 2014

Government grant	60,109	62,327

Total	60,109	62,327

Note:	As at June 30, 2014, government grant were the infrastructure construction subsidies, mining emergency rescue equipment subsidies and transitional subsidies prior to the implementation of marketization of “carbon emission price” to the Group received in previous years.

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33.	Deferred income – continued

	Balance at June 30, 2014
Government grant category	Amounts included in deferred income	Amount included in other current liability	Amount charged to current profit and loss	Amount of return for the current reporting period	Reason of return

Infrastructure construction subsidies	22,098	3,028	1,514	—	—
Mining emergency rescue equipment subsidies	446	818	539	—	—
Transitional subsidies prior to the implementation of marketization of “carbon emission price”	37,565	1,042	21,608	—	—

Total	60,109	4,888	23,661	—	—

34.	Share capital

	At January 1, 2014		Addition/reversal during the reporting period					At June 30, 2014
Shareholders names/category	Amount	%	New shares Issue	Shares dividend distribution	Reserve transferred to share capital	Others	Subtotal	Amount	%

Listed shares with restricted trading conditions
Shares held by state-owned legal person	—	—	—	—	—	—	—	—
Shares held by management	20	—	—	—	—	—	—	20	—

Subtotal	20	—	—	—	—	—	—	20

Shares without trading conditions
RMB ordinary shares	2,959,980	60	—	—	—	—	—	2,959,980	60
Overseas listed foreign shares	1,958,400	40	—	—	—	—	—	1,958,400	40

Subtotal	4,918,380	100	—	—	—	—	—	4,918,380	100

Total share capital	4,918,400	100	—	—	—	—	—	4,918,400	100

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35.	Capital reserves

Items	At January 1, 2014	Addition	Reversals	At June 30, 2014

Share premium	1,285,321	—	—	1,285,321
Other capital reserves (Note)	1,820,659	—	1,820,659	—

Total	3,105,980	—	1,820,659	1,285,321

Note:	The change in other capital reserves is mainly due to the reclassification of transferred-in maintenance fee, with the balance of RMB1.821 billion, to special reserves.

36.	Other comprehensive income

Items	Change in fair value for available for sale financial assets	Effective profit or loss of cash flow hedging	Foreign translation difference	Total other comprehensive income

1. Last-year opening balance	67,598	-52,548	-79,107	-64,057
2. Last-year increase/decrease (decrease presented with “-”)	3,962	-697,966	-3,063,770	-3,757,774
3. Current-year opening balance	71,560	-750,514	-3,142,877	-3,821,831
4. Current-year increase/decrease (decrease presented with “-”)	-5,866	584,128	1,116,849	1,695,111
5. Current-year closing balance	65,694	-166,386	-2,026,028	-2,126,720

37.	Special reserves

Items	At January 1, 2014	Addition	Reversals	At June 30, 2014

Maintenance fees (Note VI. 35)	811,894	1,965,794	609,840	2,167,848
Production safety expenses	782,260	381,388	159,063	1,004,585
Specific fund for reform and development	611,513	—	—	611,513
Environmental guarantee deposit	52,842	—	—	52,842
Production transforming fund	26,875	—	—	26,875

Total	2,285,384	2,347,182	768,903	3,863,663

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38.	Surplus reserves

Items	At January 1, 2014	Addition	Reversals	At June 30, 2014

Statutory surplus reserve	5,493,640	—	—	5,493,640

Total	5,493,640	—	—	5,493,640

39.	Retained earnings

Items	Amount	Proportion of accrual or distribution (%)

Closing balance of last period	26,998,913
Add: Adjustment from opening balance of retained earnings	—

Opening balance	26,998,913
Add: Net profit attributable to shareholders of parent company	835,552
Less: Appropriations to statutory surplus reserve	—	10
Distribution of dividend of common shares (Note 1)	98,368
Others	—

Closing balance	27,736,097

Note 1:	On May 14, 2014, as approved at the 2013 annual general meeting of the Company, the Company made a cash dividend payment at RMB0.2 per ten shares (tax included), i.e. the sum of RMB98.37 million, on the basis of total capital on December 31, 2013.

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40.	Minority interest

Items	At June 30, 2014	At January 1, 2014

Equity attributable to minority interest holding ordinary shares	3,723,038	3,576,561
Equity attributable to minority interest holding other equity instruments	1,850,443	—

Totals	5,573,481	3,576,561

(1)	Equity attributable to minority interest holding ordinary shares

Subsidiary	Proportion of minority interest (%)	At June 30, 2014	At January 1, 2014

Coal Trading Centre	49	46,034	47,309
Coal Storage and Blending Company	49	158,714	153,190
Zhongyan Company	47.62	3,531	3,501
Haosheng Company	25.18	2,470,481	2,473,275
Yancoal Australia	22	913,425	780,381
Shanxi Tianchi	18.69	19,067	13,625
Yanmei Shipping	8	1,410	1,097
Hua Ju Energy	4.86	53,296	50,605
Heze Neng Hua	1.67	57,080	53,578
Shanxi Tianhao	0.11	—	—

Total		3,723,038	3,576,561

(2)	Equity attributable to minority interest holding other equity instrument

1)	Details of equity attributable to minority interest holding other equity instrument

Outstanding financial instruments	Issued date	Accounting classification	Interest rate	Closing balance

Senior guarantee perpetual capital bonds	2014-5-15	Equity instrument	7.20%	1,850,443

Total				1,850,443

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40.	Minority interest – continued

(2)	Equity attributable to minority interest holding other equity instrument – continued

2)	Under the approval by HKEx, the Company provides guarantee for the USD300 million (RMB1.836 billion) senior guarantee perpetual capital bonds issued by Yancoal International, the Company’s subsidiary, at May 15, 2014.

3)	Details of change in equity attributable to minority interest holding other equity instrument

Outstanding financial instruments	At January 1, 2014	Increase	Decrease	At June 30, 2014

Senior guarantee perpetual capital bonds	—	1,850,443	—	1,850,443

Total	—	1,850,443	—	1,850,443

4)	Interest rate of senior guarantee perpetual capital bonds: within the period from issued date (include issued date) to May 22, 2016 (first reset date, exclude first reset date), it is 7.2% annual. Undistributed interest for current period is RMB14.696 million.

5)	Related information for the holder of attributable equity instrument

Items		At June 30, 2014	At January 1, 2014

1.	Equity attributable to parent’s holder	41,170,401	38,980,486
	(1) Equity attributable to parent’s holder holding ordinary shares	41,170,401	38,980,486
	(2) Equity attributable to parent’s holder holding other equity instrument	—	—

2.	Equity attributable to minority interest	5,573,481	3,576,561
	(1) Equity attributable to minority interest holding ordinary shares	3,723,038	3,576,561
	(2) Equity attributable to minority interest holding other equity instrument	1,850,443	—

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

41.	Operating revenue and operating cost

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Principal operating income	30,933,390	25,240,691
Other operating income	1,495,222	947,335

Total	32,428,612	26,188,026

Principal operating cost	24,976,364	19,625,041
Other operating cost	1,876,731	951,363

Total	26,853,095	20,576,404

(1)	Principal operations – classification by sector

	January 1, 2014 to June 30, 2014		January 1, 2013 to June 30, 2013
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Coal mining	30,004,951	24,359,242	24,261,394	18,872,453
Coal chemicals	630,880	426,868	588,175	445,765
Railway transportation	215,413	134,193	211,008	160,815
Electricity power	69,628	50,061	174,632	143,074
Heating supply	12,518	6,000	5,482	2,934

Total	30,933,390	24,976,364	25,240,691	19,625,041

(2)	Principal operations – classification by product

	January 1, 2014 to June 30, 2014		January 1, 2013 to June 30, 2013
Items	Operating revenue	Operating cost	Operating revenue	Operating cost

Sales of coal produced by the Group	14,358,197	8,810,351	15,273,247	9,923,268
Sales of coal purchased from other companies	15,646,754	15,548,891	8,988,147	8,949,185
Sales of methanol	630,880	426,868	588,175	445,765
Revenue from railway transportation services	215,413	134,193	211,008	160,815
Sales of electricity power	69,628	50,061	174,632	143,074
Sales of heat	12,518	6,000	5,482	2,934

Total	30,933,390	24,976,364	25,240,691	19,625,041

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41.	Operation revenue and operation cost – continued

(3)	Principal operations – classification by area

	January 1, 2014 to June 30, 2014		January 1, 2013 to June 30, 2013
Area	Operating revenue	Operating cost	Operating revenue	Operating cost

Domestic	27,111,890	21,871,790	20,966,307	16,290,816
International	3,821,500	3,104,574	4,274,384	3,334,225

Total	30,933,390	24,976,364	25,240,691	19,625,041

(4)	Total sales income from the five largest customers during the reporting period was RMB4.6837 billion, which accounts for 14% of the total revenue.

42.	Business taxes and surcharges

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013	Tax Rate

Business tax	1,212	10,734	3%, 5%
City construction tax	107,252	101,360	7%
Education fee	47,583	47,817	3%
Local education fee	31,064	30,952	2%
Resource tax	85,581	75,553	RMB3.6/tonne, RMB3.2/tonne
Water conservancy construction fund	12,831	13,888	1%

Total	285,523	280,304

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43.	Selling expenses

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Freight charges, coal port dues and loading cost	1,172,158	1,032,479
Mining royalty (Note)	300,443	340,189
Benefits, social insurance and welfare of employees	21,214	19,793
Others	74,395	128,332

Total	1,568,210	1,520,793

Note:	Royalties are expenses incurred during the sales process, which are levied by Australian Government to the Australian subsidiaries of the Company.

44.	General & administrative expenses

Item	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Benefits, social insurance and welfare of employees	1,079,243	1,121,741
Depreciation expense	217,646	194,824
Materials and repairing expenses	235,766	225,860
Taxes	388,523	165,060
Mineral resources compensation fees	99,155	103,577
Commission, consulting and service charges	44,155	46,244
Business travel, office, conference and hospitality fees	42,769	46,429
Amortization, leasing fees, etc	38,448	42,581
Property management fees	68,560	68,608
Research and Development Costs	27,940	36,225
Others	100,721	83,124

Total	2,342,926	2,134,273

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45.	Financial expenses

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Interest expenses	1,120,423	922,755
Less: interest income	319,190	345,463
Add: exchange gains or losses	-56,381	3,108,474
Add: other expenses	61,225	212,882

Total	806,077	3,898,648

46.	Assets impairment loss

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Impairment loss of intangible assets	—	2,099,571
Impairment loss of inventories	113,657	97,088
Allowance for bad debt	17,019	45,493

Total	130,676	2,242,152

47.	Gains from changes in fair value

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Contingent Value Rights (CVR) (see “VI.28”)	-19,697	-115,026
Royalty receivable (see “VI.7”)	-42,289	-101,815

Total	-61,986	-216,841

48.	Investment income

(1)	Sources of investment income

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Long-term equity investment income under equity method	-89,353	-64,677
Investment income from the holding of available-for sale financial assets	85	4,482
Income from disposal of long-term equity investment	—	181

Total	-89,268	-60,014

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48.	Investment income – continued

(2)	Long-term equity investment income under equity method

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013	Reasons for change between two periods

Total	-89,353	-64,677
Including:
China HD Zouxian Co., Ltd.	81,737	93,994	Change in current profit
Yankuang Group Finance Co., Ltd	17,503	20,296	Change in current profit
Shandong Shengyang Wood Co., Ltd	—	-418	Change in current profit
Jining Jiemei New Wall Materials Co., Ltd.	—	-246	Change in current profit
Middle mount Joint Venture	-190,598	-178,303	Change in current profit
Ashton Coal Mines Limited	1,063	—	Change in current profit
Shengdi Fenlei Coal Preparation Engineering	942	—	Change in current profit
Technology (Tianjin) Co., Ltd.

49.	Non-operating income

(1)	Breakdown of non-operating income

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013	Amount for current year’s extraordinary gain/(loss)

Gains on disposal of non-current assets	2,751	10,384	2,751
Including: gains on disposal of fixed assets	2,751	10,384	2,751
Government grants (2)	98,036	7,939	98,036
Deferred income	2,053	—	2,053
Others	287,677	10,937	287,677
Total	390,517	29,260	390,517

Note:	“Others” mainly consists of the enterprises development supporting fund granted by Zoucheng Financial Bureau.

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49.	Non-operating income – continued

(2)	Breakdown of government grants

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013	Sources and basis

Taxation reduction on product from comprehensive use of resources	2,704	5,416	Lujinxin Xunzi (2013) NO. 614
Allocation from Finance Bureau for the construction of permanent refuge chamber and the update of mine gas drainage systems	—	1,960	Shaanxi Provincial Finance Department “Notice of allocation on 2012 central investment budget of capital construction”
Mining emergency rescue equipment subsidy	—	539	State Administration of Work Safety (finance correspondence (2011) No.159)
Financial subsidies on sub-purchase of high efficiency motor from Henan Zhengbeng Technology Company	—	12	NDRC document of Finance Ministry (Caijian (2011) No.62)

Subsidy income from that maintenance fees for special purpose equipment and technique of VAT tax control system deducted VAT	—	1	“Notice on maintenance fees for special purpose equipment and technique of VAT tax control system deducted VAT” (Caishui (2011) No.15)
Central financial subsidies on purchasing Jiamusi High Efficiency Motors	—	—	Ministry of Finance DRC Financial Supervision (2011) No. 62
Input of mining large equipment and materials, relocation fees in villages with coal underneath	95,000	—	Financial Bureau of Yanzhou District, Jining City Yancai (2014) No.11
The patent award for road header enclosed de-dusting method and devices	100	—	“Decision on the 14th session of Shandong Patents Award” by Intellectual Property Office of Shandong Province (Luzhiguanzi (2014) No.13)
Other	232	11	—

Total	98,036	7,939

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

50.	Non-operating expenses

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013	Amount for current year’s extraordinary gain/(loss)

Loss on disposal of non-current assets	3,369	10,906	3,369
Including: loss on disposal of fixed assets	3,369	10,906	3,369
Donation expenditure	1,545	2,966	1,545
Penalty, supplementary payment and overdue payment	2,877	5,482	2,877
Other	3,928	168	3,928

Total	11,719	19,522	11,719

51.	Income taxes

(1)	Income taxes

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Current tax expense	536,805	187,106
Minerals Resource Rent Tax (MRRT) deferred tax expense (Note)	—	33,574
Other deferred tax expenses	-484,222	-1,527,900

Total	52,583	-1,307,220

Note:	Minerals Resource Rent Tax (MRRT) is levied on the extraction of certain taxable resources of coal and iron ore in respect of a mining project interest, and before any extensive processing and value-added activities. The tax rate of MRRT is 22.5%. MRRT legislation was passed by Australian Senate on March 19, 2012 and started to be effective from 1 July 2012 in Australia. Pursuant to related laws of MRRT, Yancoal Australia should determine starting to base of MRRT, which can be measured by either book value method or market value method and amortised in certain period. In current reporting period the Group has recognised MRRT related deferred tax effects in compliance with related accounting standards.

The change in Australian governing party results in the uncertainty of MRRT’s future effectiveness. Therefore, the Company’s Australian office did not accrue MRRT expenses and related deferred tax for current period.

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51.	Income taxes – continued

(2)	Current tax expense

Items	Amount

The Company and the domestic subsidiaries	536,805
Subsidiaries in Australia	—

Total	536,805

1)	Current tax expense (the Company and the domestic subsidiaries)

Items	Amount

Total profit of the current reporting period	2,361,780
Add: increase in tax adjustment	1,481,349
Less: decrease of tax adjustment	1,719,078
Less: recoupment of prior year tax losses	—
Taxable income of the period	2,124,051
Statutory income tax rate	15%-25%
Income tax payable of the period	523,427
Add: other adjustments	13,378
Current tax expense	536,805

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

52.	Details of other comprehensive income, the impact from income tax, and profit or loss transferred in

	January 1, 2014 to June 30, 2014			January 1, 2013 to June 30, 2013
Items	Amount before tax	Income tax	Net amount after tax	Amount before tax	Income tax	Net amount after tax

1. Other comprehensive income that cannot be reclassified to profit or loss in the future	—	—	—	—	—	—
2. Other comprehensive income that will be reclassified to profit or loss in the future	2,258,544	188,853	2,069,691	-2,334,679	-153,438	-2,181,241
1. Profit or loss from change in fair value of available for sale financial assets	-7,821			-23,742
Less: transferred profit or loss that was previously recognized in other comprehensive income	—			—

Subtotal	-7,821	-1,955	-5,866	-23,742	-5,936	-17,806

2. Effective profit or loss for cash flow hedging	1,337,314			-443,432
Less: transferred profit or loss that was previously recognized in other comprehensive income	403,027			17,327

Subtotal	934,287	190,808	743,479	-460,759	-147,502	-313,257

3. Difference on foreign translation	1,332,078			-1,850,178
Less: transferred profit or loss that was previously recognized in other comprehensive income	—			—

Subtotal	1,332,078	—	1,332,078	-1,850,178	—	-1,850,178

Total	2,258,544	188,853	2,069,691	-2,334,679	–153,438	-2,181,241

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53.	Computation process of basic and diluted earnings per share

Items	No.	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Net profit attributable to the parent’s shareholders	1	835,552	-2,396,915
Extraordinary profit or loss attributable to the parent	2	466,951	-73,734
Net profit after extraordinary profit or loss attributable to parent’s shareholders	3=1-2	368,601	-2,323,181
Total shares at the beginning of the period	4	4,918,400	4,918,400
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	—	—
Shares added by issuing new shares or converting debt to equity (II)	6	—	—
Number of months from next month of shares added (II) to the end of the reporting period	7	—	—
Shares decreased by buy-back or shares shrink	8	—	—
Number of months from the next month of shares decreased to the end of the reporting period	9	—	—
Number of months in the reporting period	10	6	6
Weighted average of common shares issued	11=4+5+6×7÷10-8×9÷10	4,918,400	4,918,400
Basic earnings per share (I)	12=1÷11	0.1699	-0.4873
Basic earnings per share (II)	13=3÷11	0.0749	-0.4723
Common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
Income tax rate	16	25%	25%
Shares added through stock warrants and exercise of option	17	—	—
Diluted earnings per share (I)	18=[1+(14-15)×(1-16)]÷(11+17)	0.1699	-0.4873
Diluted earnings per share (II)	19=[3+(14-15)×(1-16)]÷(11+17)	0.0749	-0.4723

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

54.	Cash flow – continued

(1)	Cash received/paid relating to operating activities, investing activities and financing activities

1)	CASH RECEIVED RELATING TO OTHER OPERATING ACTIVITIES

Items	January 1, 2014 to June 30, 2014

Interest income	96,003
Cash received from funds paid on other’s behalf	10,633
Sundry revenue	303,060

Total	409,696

2)	CASH PAID RELATING TO OTHER OPERATING ACTIVITIES

Items	January 1, 2014 to June 30, 2014

Payments for selling and administrative expenses	704,845
Sundry cash payment	1,002,510
Donation expenditure	262
Penalty and Overdue Fines	1,774

Total	1,709,391

3)	CASH RECEIVED RELATING TO OTHER INVESTING ACTIVITIES

Items	January 1, 2014 to June 30, 2014

Decrease of restricted bank deposits	126,114
Term deposit interests	39,055

Total	165,169

214      Yanzhou Coal Mining Company Limited  Interim Report 2014

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

54.	Cash flow – continued

(1)	Cash received/paid relating to operating activities, investing activities and financing activities – continued

4)	CASH PAID RELATING TO OTHER INVESTING ACTIVITIES

Items	January 1, 2014 to June 30, 2014

Payment of borrowings to Joint venture and associates	42,135
Term deposit	2,000,000
CVR	1,449,240

Total	3,491,375

5)	CASH PAID RELATING TO OTHER FINANCING ACTIVITIES

Items	January 1, 2014 to June 30, 2014

Payment of finance lease	30,074
Increase in restricted bank deposits	1,941,007

Total	1,971,081

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

54.	Cash flow – continued

(2)	SUPPLEMENTAL INFORMATION OF CONSOLIDATED CASH FLOW STATEMENT

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

1. Reconciliation of net profit to net cash flow from operating activities
Net profit	617,066	-3,424,445
Add: Provision of impairment of assets	130,676	2,242,152
Depreciation of fixed assets	1,460,961	1,413,626
Amortization of intangible assets	589,568	684,662
Amortization of long-term deferred expenses	4	1,016
Accrued special reserves	532,898	501,583
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	618	522
Loss on fair value change (“-” represents gain)	61,986	216,841
Financial costs (“-” represents gain)	1,212,537	4,031,229
Loss arising from investments (“-” represents gain)	89,268	60,014
Deferred tax effect (“-” represents increase)	-484,222	-1,494,326
Decrease in inventories (“-” represents increase)	10,723	-186,274
Decrease in receivables under operating activities (“-” represents increase)	-1,908,819	143,989
Increase in payables under operating activities (“-” represents decrease)	-2,558,380	-3,380,577

Net cash flow from operating activities	-245,116	810,012

2. Changes in cash and cash equivalents
Closing balance of cash and cash equivalents	13,700,635	8,302,030
Less: opening balance of cash and cash equivalents	10,965,667	12,799,757
Net addition in cash and cash equivalents	2,734,968	-4,497,727

216      Yanzhou Coal Mining Company Limited  Interim Report 2014

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VI.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

54.	Cash flow – continued

(3)	Cash and cash equivalents

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Cash	13,700,635	8,302,030
Including: Cash on hand	781	1,007
Bank deposits that can be readily drawn on demand	13,698,615	8,299,466
Other cash that can be readily drawn on demand	1,239	1,557
Cash equivalents	—	—
Cash and cash equivalents balance at year end	13,700,635	8,302,030
Including: Cash and cash equivalents with restricted use right by the Company or subsidiaries of the Group	—	—

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

(I).	Relationship of related parties

1.	Controlling shareholder and ultimate controlling party

(1)	Controlling shareholder and ultimate controlling party

Controlling shareholder and ultimate controlling party	Type of enterprise	Registration location	Business nature	Legal representative	Organization code

Yankuang Group Co. Ltd	State-owned Enterprise	Zoucheng, Shandong	Industry processing	Zhang Xinwen	166122374

(2)	Registered capital of controlling shareholder and its changes.

Controlling shareholder	At January 1, 2014	Addition	Reduction	At June 30, 2014

Yankuang Group Co. Ltd	3,353,388	—	—	3,353,388

(3)	The proportion and changes of equity or interest of controlling shareholder

	Shareholding amount		Shareholding proportion
Controlling shareholder	At June 30, 2014	At January 1, 2014	At June 30, 2014	At January 1, 2014

Yankuang Group Co. Ltd	2,600,000	2,600,000	52.86	52.86

Note:	At the end of this reporting period, Yankuang Group Co. Ltd holds 180,000,000 H-shares of the Company through its wholly-owned subsidiaries, accounting for approximately 3.66% of the Company’s total issued share capital.

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(I).	Relationship of related parties – continued

2.	Subsidiaries

(1)	Subsidiaries

Subsidiaries	Type of enterprise	Registration Location	Business nature	Statutory representative	Organization code

Yancoal Australia Limited	limited liability	Australia	Investment and shareholding	—	—
Austar Coal Mine Pty Limited	limited liability	Australia	Coal mining and sales	—	—
Yancoal Australia Sales Pty Ltd	limited liability	Australia	Coal sales	—	—
Yancoal Resources Limited	limited liability	Australia	Coal mining and sales	—	—
Gloucester Coal Ltd.	limited liability	Australia	Coal mining and sales	—	—
Yanzhou Coal Shanxi Neng Hua Co., Ltd.	limited liability	Shanxi	Thermoelectricity investment, coal technology service	Shi Chengzhong	74601732-7
Shanxi Heshun Tianchi Energy Co., Ltd.	limited liability	Shanxi	Intensive process of coal product	Zhang Hua	11285097-4
Shanxi Tianhao Chemicals Co., Ltd.	limited liability	Shanxi	Production and sales of methanol and coals	Jin Fangyu	73403278-1
Yanzhou Coal Yulin Neng Hua Co., Ltd.	limited liability	Shaanxi	Production and sales of methanol and acetic acid	He Ye	75881603-8
Yanmei Heze Neng Hua Co., Ltd.	limited liability	Shandong	Coal mining and sales	Wang Yongjie	75445658-1
Shandong Yanmei Shipping Co., Ltd.	limited liability	Shandong	Freight transportation and coal sales	Wang Xinkun	16612592X
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	limited liability	Shandong	Trade and storage	Fan Qingqi	16362500-5
Shandong Hua Ju Energy Co., Ltd.	limited liability	Shandong	Sales and production of electricity power with coal slimes and gangue, and comprehensive use of waste heat	Zhao Honggang	73927723-5
Yanzhou Coal Ordos Neng Hua Co., Ltd.	limited liability	Inner Mongolia	600,000 tons methanol, coal mining and sales	Wu Xiangqian	69594585-1
Ordos Zhuan Longwan Coal Co., Ltd.	limited liability	Inner Mongolia	Coal sales, manufacture and sales of mechanical equipment in coal mine	Shao Shipu	07259877-7
Ordos Ying Panhao Coal Co., Ltd.	limited liability	Inner Mongolia	Coal sales, manufacture and sales of mechanical equipment in coal mine	Shao Shipu	07259986-8
Inner Mongolia Yize Mining Investment Co., Ltd.	limited liability	Inner Mongolia	Investment	Zhu Qingrui	76786334-6
Inner Mongolia Rongxin Chemicals Co., Ltd.	limited liability	Inner Mongolia	Methanol production	Zhu Qingrui	67067850-7
Inner Mongolia Daxin Industrial Gas Co., Ltd.	limited liability	Inner Mongolia	Industrial gas production	Zhu Qingrui	67691995-7
Inner Mongolia Xintai Coal Mining Co., Ltd.	limited liability	Inner Mongolia	Coal mining and sales	Yin Mingde	79364061-3
Yancoal International (Holding) Co., Ltd.	limited liability	Hong Kong	Investment and shareholding	—	—
Yancoal International Technology Development Co., Ltd.	limited liability	Hong Kong	Development of miner’s exploitation technology	—	—
Yancoal Technology (Holding) Ltd.	limited liability	Australia	Holding company	—	—
Premier Char Pty Ltd.	limited liability	Australia	Research and development of the technology and procedures in relation to processing coal char	—	—
Yancoal International Trading Co., Ltd.	limited liability	Hong Kong	Transit trade of coal	—	—
Yancoal International Resources Development Co., Ltd.	limited liability	Hong Kong	Exploration and development of mining resources	—	—
Yancoal Luxembourg Energy Holding Co., Ltd.	limited liability	Luxembourg	Investment and shareholding	—	—
Yancoal Canada Resources Co., Ltd.	limited liability	Canada	Development and sales of mining resources	—	—

218      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(I).	Relationship of related parties – continued

2.	Subsidiaries – continued

(1)	Subsidiaries – continued

Subsidiaries	Type of enterprise	Registration Location	Business nature	Statutory representative	Organization code

Yancoal Energy Pty Ltd.	limited liability	Australia	Holding company	—	—
Syntech Holdings Pty Ltd.	limited liability	Australia	Holding company and mining management	—	—
Syntech Holdings II Pty Ltd.	limited liability	Australia	Holding company	—	—
Athena Holdings Pty Ltd.	limited liability	Australia	Holding company	—	—
Tonford Holdings Pty Ltd.	limited liability	Australia	Holding company	—	—
Wilpeena Holdings Pty Ltd.	limited liability	Australia	Holding company	—	—
Premier Coal Holdings Ltd.	limited liability	Australia	Holding company	—	—
Premier Coal Limited	limited liability	Australia	Coal mining and sales	—	—
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.	limited liability	Shandong	Gangues sorting and processing, freight transportation	Zhang Chuanwu	16613184-4
Shandong Coal Trading Centre Co., Ltd.	limited liability	Shandong	Coal spot trade service and management, real estate sales	Hou Qingdong	05239376-6
Inner Mongolia Haosheng Coal Minig Co., Ltd.	limited liability	Ordos	Sales of coal mine machinery equipment and accessories	Wu Xiangqian	55280650-4
Shandong Yanmei Rizhao Port Coal	limited liability	Rizhao, Shandong	Coal wholesale management and others	Liu Chun	06044704-X
Storage and Blending Co., Ltd.
Qingdao Yanmei Dongqi Energy Co. Ltd.	limited liability	Qingdao, Shandong	Sale of coal, coke, minerals and mechanical equipment	Liu Chun	09617223-6
Shandong Zhongyin Logistics and Trade Co., Ltd.	limited liability	Jinan, Shandong	Sale of coal, mechanical equipment in coal mine and accessories	Liu Chun	30686339-4
Zhongyin Financial Leasing Co., Ltd.	limited liability	Shanghai	Lease and financing business	Wu Yuxiang	09440231-7

(2)	The registered capital of subsidiaries and its changes

Subsidiaries	At January 1, 2014 (RMB’0000)		Addition		Reversal	At June 30, 2014 (RMB’0000)

Yancoal Australia Limited	AUD	656,700,000		—	—	AUD	656,700,000
Austar Coal Mine Pty Limited	AUD	64,000,000		—	—	AUD	64,000,000
Yancoal Australia Sales Pty Ltd		—	AUD	100	—	AUD	100
Yancoal Resources Limited	AUD	446,410,000		—	—	AUD	446,410,000
Gloucester Coal Ltd.	AUD	719,720,000		—	—	AUD	719,720,000
Yanzhou Coal Shanxi Neng Hua Co., Ltd.		60,000		—	—		60,000
Shanxi Heshun Tianchi Energy Co., Ltd.		9,000		—	—		9,000
Shanxi Tianhao Chemicals Co., Ltd.		15,000		—	—		15,000
Yanzhou Coal Yulin Neng Hua Co., Ltd.		140,000		—	—		140,000
Yanmei Heze Neng Hua Co., Ltd.		300,000		—	—		300,000
Shandong Yanmei Shipping Co., Ltd.		550		—	—		550

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(I).	Relationship of related parties – continued

2.	Subsidiaries – continued

(2)	The registered capital of subsidiaries and its changes – continued

Subsidiaries	At January 1, 2014 (RMB’0000)		Addition		Reversal	At June 30, 2014 (RMB’0000)

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.		210		—	—		210
Shandong Hua Ju Energy Co., Ltd.		28,859		—	—		28,859
Yanzhou Coal Ordos Neng Hua Co., Ltd.		310,000		—	—		310,000
Ordos Zhuan Longwan Coal Co., Ltd.		5,000		—	—		5,000
Ordos Ying Panhao Coal Co., Ltd.		30,000		—	—		30,000
Inner Mongolia Yize Mining Investment Co., Ltd.		67,500		—	—		67,500
Inner Mongolia Rongxin Chemicals Co., Ltd.		64,836		—	—		64,836
Inner Mongolia Daxin Industrial Gas Co., Ltd.		21,000		—	—		21,000
Inner Mongolia Xintai Coal Mining Co., Ltd.		500		—	—		500
Yancoal International (Holding) Co., Ltd.	USD	2,800,000	USD	686.51 million	—	USD	689.31 million
Yancoal International Technology Development Co., Ltd.	USD	1,000,000		—	—	USD	1,000,000
Yancoal Technology (Holding) Ltd.	AUD	75,410,000		—	—	AUD	75,410,000
Premier Char Pty Ltd.	AUD	1,000,000		—	—	AUD	1,000,000
Yancoal International Trading Co., Ltd.	USD	1,000,000		—	—	USD	1,000,000
Yancoal International Resources Development Co., Ltd.	USD	600,000		—	—	USD	600,000
Yancoal Luxembourg Energy Holding Co., Ltd.	USD	500,000		—	—	USD	500,000
Yancoal Canada Resources Holding Co., Ltd.	USD	290,000,000		—	—	USD	290,000,000
Yancoal Energy Pty Ltd.	AUD	202,980,000		—	—	AUD	202,980,000
Syntech Holdings Pty Ltd.	AUD	223,470,000		—	—	AUD	223,470,000
Syntech Holdings II Pty Ltd.	AUD	6,320,000			—	AUD	6,320,000
Athena Holdings Pty Ltd.	AUD	24,450,000		—	—	AUD	24,450,000
Tonford Holdings Pty Ltd.	AUD	46,410,000		—	—	AUD	46,410,000
Wilpeena Holdings Pty Ltd.	AUD	3,460,000		—	—	AUD	3,460,000
Premier Coal Holdings Ltd.	AUD	321,610,000		—	—	AUD	321,610,000
Premier Coal Limited	AUD	8,780,000		—	—	AUD	8,780,000
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.		240		—	—		240
Shandong Coal Trading Centre Co., Ltd.		10,000		—	—		10,000
Inner Mongolia Haosheng Coal Minig Co., Ltd.		80,000		—	—		80,000
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.		30,000		—	—		30,000
Qingdao Yanmei Dongqi Energy Co., Ltd.		—		5,000	—		5,000
Shandong Zhongyin Logistics and Trade Co., Ltd.		—		10,000	—		10,000
Zhongyin Financial Leasing Co., Ltd.		—		50,000	—		50,000

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(I).	Relationship of related parties – continued

2.	Subsidiaries – continued

(3)	The proportion and changes of equity interest of subsidiaries

	Shareholding amount (RMB’0000)				Shareholding proportion (%)
Subsidiaries	At June 30, 2014		At January 1, 2014		At June 30, 2014	At January 1, 2014

Yancoal Australia Limited	AUD	656,700,000	AUD	656,700,000	78.00	78.00
Austar Coal Mine Pty Limited	AUD	64,000,000	AUD	64,000,000	100.00	100.00
Yancoal Australia Sales Pty Ltd.	AUD	100		—	100.00	—
Yancoal Resources Limited	AUD	446,410,000	AUD	446,410,000	100.00	100.00
Gloucester Coal Ltd.	AUD	719,720,000	AUD	719,720,000	100.00	100.00
Yanzhou Coal Shanxi Neng Hua Co., Ltd.		60,000		60,000	100.00	100.00
Shanxi Heshun Tianchi Energy Co., Ltd.		7,318		7,318	81.31	81.31
Shanxi Tianhao Chemicals Co., Ltd.		14,979		14,979	99.89	99.89
Yanzhou Coal Yulin Neng Hua Co., Ltd.		140,000		140,000	100.00	100.00
Yanmei Heze Neng Hua Co., Ltd.		295,000		295,000	98.33	98.33
Shandong Yanmei Shipping Co., Ltd.		506		506	92.00	92.00
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.		110		110	52.38	52.38
Shandong Hua Ju Energy Co., Ltd.		27,459		27,459	95.14	95.14
Yanzhou Coal Ordos Neng Hua Co., Ltd.		310,000		310,000	100.00	100.00
Ordos Zhuan Longwan Coal Co., Ltd.		5,000		5,000	100.00	100.00
Ordos Ying Panhao Coal Co., Ltd.		30,000		30,000	100.00	100.00
Inner Mongolia Yize Mining Investment Co., Ltd.		67,500		67,500	100.00	100.00
Inner Mongolia Rongxin Chemicals Co., Ltd.		64,836		64,836	100.00	100.00
Inner Mongolia Daxin Industrial Gas Co., Ltd.		21,000		21,000	100.00	100.00
Inner Mongolia Xintai Coal Mining Co., Ltd.		400		400	100.00	100.00
Yancoal International (Holding) Co., Ltd.	USD	689,310,000	USD	2,800,000	100.00	100.00
Yancoal International Technology Development Co., Ltd.	USD	1,000,000	USD	1,000,000	100.00	100.00
Yancoal Technology (Holding) Ltd.	AUD	75,410,000	AUD	75,410,000	100.00	100.00
Premier Char Pty Ltd.	AUD	1,000,000	AUD	1,000,000	100.00	100.00

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(I).	Relationship of related parties – continued

2.	Subsidiaries – continued

(3)	The proportion and changes of equity interest of subsidiaries

	Shareholding amount (RMB’0000)				Shareholding proportion (%)
Subsidiaries	At June 30, 2014		At January 1, 2014		At June 30, 2014	At January 1, 2014

Yancoal International Trading Co., Ltd.	USD	1,000,000	USD	1,000,000	100.00	100.00
Yancoal International Resources Development Co., Ltd.	USD	600,000	USD	600,000	100.00	100.00
Yancoal Luxembourg Energy Holding Co., Ltd.	USD	500,000	USD	500,000	100.00	100.00
Yancoal Canada Resources Holding Co., Ltd.	USD	290,000,000	USD	290,000,000	100.00	100.00
Yancoal Energy Pty Ltd.	AUD	202,980,000	AUD	202,980,000	100.00	100.00
Syntech Holdings Pty Ltd.	AUD	223,470,000	AUD	223,470,000	100.00	100.00
Syntech Holdings II Pty Ltd.	AUD	6,320,000	AUD	6,320,000	100.00	100.00
Athena Holdings Pty Ltd.	AUD	24,450,000	AUD	24,450,000	100.00	100.00
Tonford Holdings Pty Ltd.	AUD	46,410,000	AUD	46,410,000	100.00	100.00
Wilpeena Holdings Pty Ltd.	AUD	3,460,000	AUD	3,460,000	100.00	100.00
Premier Coal Holdings Ltd.	AUD	321,610,000	AUD	321,610,000	100.00	100.00
Premier Coal Limited	AUD	8,780,000	AUD	8,780,000	100.00	100.00
Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd.		240		240	100.00	100.00
Shandong Coal Trading Centre Co., Ltd.		5,100		5,100	51.00	51.00
Inner Mongolia Haosheng Coal Minig Co., Ltd.		736,100		736,100	74.82	74.82
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.		15,300		15,300	51.00	51.00
Qingdao Yanmei Dongqi Energy Co., Ltd.		5,000		—	100.00	—
Shandong Zhongyin Logistics and Trade Co., Ltd.		10,000		—	100.00	100.00
Zhongyin Financial Leasing Co., Ltd.		50,000		—	100.00	100.00

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(I).	Relationship of related parties – continued

3.	Joint venture and associates

(1)	Joint venture and associates

Investee name	Type of enterprise	Registration address	Business nature	Statutory representative	Registered capital		Shareholding proportion	Registered No.

Associated company
China HD Zouxian Co., Ltd.	limited liability	Shandong	Electricity power	Li Qingkui	RMB	3 billion	30	66930776–8
Yankuang Group Finance Co., Ltd.	limited liability	Shandong	Finance	Zhang Shengdong	RMB	1 billion	25	56250962–6
Shaanxi Future Energy Chemical Co., Ltd.	limited liability	Shaanxi	Coal mining and the CTL development project	Zhang Minglin	RMB	5.4 billion	25	56714796–X
Shandong Shengyang Wood Co., Ltd.	limited liability	Shandong	Decoration and ornament materials	Guo Dechun	RMB	15.09 million	39.77	74989916–9
Jining Jiemei New Wall Materials Co., Ltd.	limited liability	Shandong	Coal gangues fired brick	Tian Peng	RMB	3.6 million	20	731708061
Newcastle Coal Infrastructure Group Pty Ltd (NCIG)	limited liability	Australia	Coal terminal	—		—	27	—

Joint venture company
Ashton Coal Mines Limited	limited liability	Australia	Holding and sales of real–estate	—	AUD	100	90	—
Australian Coal Processing Holding Pty Ltd.	limited liability	Australia	No operating company in Australia	—		—	90	—
Middlemount Joint Venture Pty Ltd	limited liability	Australia	Coal mining and sales	—		—	About 50	—
Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd.	limited liability	Tianjin	Technology development and transfer of coal preparation and coal proceeding engineering	Li Jian	RMB	30 million	50	08655402–X

Note:	The Company holds 90% shares and 50% voting shares of Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited detailed in Note “V.i.7. (2)”.

(2)	Financial information stated in Note “VI.10. (3)”.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(I).	Relationship of related parties – continued

4.	Other related parties (limited to those that have transactions with the Group)

Type of related relationship	Related parties	Transactions

(1)	Other enterprises under control of the same controlling shareholder and ultimate controlling party
	Yankuang Group Tangcun Shiye Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labour service
	Yankuang Group Dalu Machinery Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labour service
	Yankuang Group Zoucheng Jinming Electrical and Mechanical Co., Ltd.	Sales and purchase of materials, acceptance of labour service
	Shandong Yankuang International Coking Co., Ltd.	Sales of goods
	Yankuang Group Donghua Logistics Co., Ltd.	Sales of goods and material, purchase of goods
	Yankuang Donghua Zoucheng Haitian Trading Co., Ltd.	Sales and purchase of goods
	Yankuang Guohong Chemicals Co., Ltd.	Sales of goods
	Yankuang Group Co., Ltd. (Aluminium)	Sales of goods
	Yankuang Group Donghua Construction Co., Ltd.	Sales of goods, purchase of materials, acceptance of labour service
	Yankuang Group Zoucheng Jintong Rubber Co., Ltd.	Purchase of materials, acceptance of labour service
	Yankuang Meihua Gongxiao Co., Ltd	Sales and purchase of goods
	Shandong Yankuang Jisan Electricity Co., Ltd.	Sales of goods
	Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Sales and purchase of materials, acceptance of labour service
	Yankuang Group Hailu Construction Co., Ltd.	Acceptance of labour service
	Yankuang Donghua 37 Chu	Sales of materials, acceptance of labour service
	Yankuang Donghua Construction Co., Ltd., Geological and Mining Branch	Sales of materials, acceptance of labour service
	Yankuang Donghua Construction Co., Ltd., Building and Installation Branch	Acceptance of labour service
	Yankuang Group Zoucheng Huajiang Design and Research Co., Ltd.	Acceptance of labour service
	Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Sales of goods
	Yankuang Donghua Zoucheng Haitian Trading Co., Ltd.	Purchase of materials
	Yankuang Group Changlong Cable Co., Ltd.	Purchase of materials

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(I).	Relationship of related parties – continued

4.	Other related parties (limited to those that have transactions with the Group) – continued

Type of related relationship	Related parties	Transactions

	Yankuang Group Fuxing Shiye Co., Ltd.	Purchase of materials
	Yankuang Group Labour Service Co., Ltd.	Purchase of materials, acceptance of labour service
	Yankuang Group Zoucheng Dehailan Rubber Co., Ltd.	Purchase of materials
	Zoucheng Shuangye Clothing Co., Ltd.	Purchase of materials
	Yanzhou Dongfang Jidian Co., Ltd.	Sales of goods, purchase of materials, acceptance of labour service
	Yankuang Group Finance Co., Ltd	Deposit, financial service
	Other enterprises under control of the same controlling shareholder	Sales of goods and materials, purchase of materials, acceptance of labour service
(2)	Joint ventures
	Ashton Mining Co., Ltd.	Dealing accounts, sales of goods, rendering of service
	Middlemount Joint Venture	Rendering of service
(3)	Associate
	Newcastle Coal Infrastructure	Acceptance of labour service
Construction Group
(4)	Other related parties
	Noble Group	Dealing accounts, sales of goods, rendering of service, acceptance of service

(II).	RELATED PARTY TRANSACTIONS

1.	Goods purchasing

Type and name of related parties	January 1, 2014 to June 30, 2014		January 1, 2013 to June 30, 2013
	Amount	Proportion (%)	Amount	Proportion (%)

Parent company and entities it controls	514,039	3	266,007	3

Total	514,039		266,007

Note:	Based on market price, calculated at negotiated price.

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(II).	RELATED PARTY TRANSACTIONS – continued

2.	Acceptance of labour service

Type and name of related parties	January 1, 2014 to June 30, 2014		January 1, 2013 to June 30, 2013
	Amount	Proportion (%)	Amount	Proportion (%)

Associate (Port charges)	142,501	36	—	—
Other related parties (Marketing service commission)	5,961	1	—	—

Total	148,462		—

3.	Goods sales

Type and name of related parties	January 1, 2014 to June 30, 2014		January 1, 2013 to June 30, 2013
	Amount	Proportion (%)	Amount	Proportion (%)

Controlling shareholder and entities it controls (Coal sales)	1,388,034	5	1,471,344	6
Other related parties (Coal sales)	981,964	3	—	—
Controlling shareholder and entities it controls (Methanol sales)	100,862	16	44,719	8
Joint Ventures (Coal sales)	373,738	1	285,325	1
Controlling shareholder and entities it controls (Material sales)	191,002	44	163,322	34
Associates	4,854	1	—	—
Controlling shareholder and entities it controls (Electricity power and heat supply)	60,906	60	53,998	23
Others	—	—	850,635	4

Total	3,101,360		2,869,343

Note:	Based on market price, calculated at negotiated price.

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(II).	RELATED PARTY TRANSACTIONS – continued

4.	Rendering service

Type and name of related parties	January 1, 2014 to June 30, 2014		January 1, 2013 to June 30, 2013
	Amount	Proportion (%)	Amount	Proportion (%)

Joint Ventures (Construction service)	2,156	100	—	—

Total	2,156		—

5.	Related party guarantee

Assurance Provider	Secured party	Amount guaranteed		Guarantee starting date	Guarantee maturity date	Completion

Yankuang Group	Shanxi Neng Hua	RMB	77 million	2006-2-13	2018-2-19	No
Yankuang Group	The Company	RMB	2.13431 billion	2011-9-29	2016-9-28	No
Yankuang Group	Heze Neng Hua	RMB	10 million	2012-5-28	2022-5-23	No
The Company	Yancoal International	RMB	1.4 billion	2013-8-29	2016-8-28	No
The Company	Yancoal International	RMB	2.1 billion	2013-8-29	2016-10-20	No
The Company	Yancoal International	RMB	675.9 million	2013-12-23	2016-12-23	No
The Company	Yancoal International	RMB	2 billion	2013-6-24	2016-6-20	No
The Company	Yancoal International	RMB	1 billion	2013-12-16	2015-12-11	No
The Company	Yancoal International	RMB	1.36 billion	2014-1-9	2017-1-8	No
The Company (note 1)	Yancoal Australia	USD	960.01 million	2009-12-16	2014-12-16	No
The Company (note 1)	Yancoal Australia	USD	50 million	2009-12-9	2014-12-16	No
The Company	Yancoal Australia	USD	869.66 million	2012-12-17	2017-12-16	No
The Company	Yancoal Australia	USD	45 million	2012-12-17	2017-12-16	No
The Company	Yancoal Australia	RMB	6.22 billion	2013-12-16	2018-12-17	No
The Company	Yancoal Australia	RMB	325 million	2013-12-16	2018-12-17	No
Yankuang Group (note 2)	The Company	RMB	1 billion	2012-7-23	2017-7-22	No
Yankuang Group (note 2)	The Company	RMB	4 billion	2012-7-23	2022-7-22	No
Yankuang Group (note 2)	The Company	RMB	1.95 billion	2014-3-5	2019-3-4	No
Yankuang Group (note 2)	The Company	RMB	3.05 billion	2014-3-5	2024-3-4	No
The Company (note 3)	Yancoal International	USD	450 million	2012-5-16	2017-5-15	No
The Company (note 3)	Yancoal International	USD	550 million	2012-5-16	2022-5-15	No
The Company (note 4)	Yancoal Trading	USD	300 million	2014-5-22	N/A	No

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(II).	RELATED PARTY TRANSACTIONS – continued

5.	Related party guarantee – continued

Note 1:	The Company provides bank guarantee, and its controlling shareholder Yankuang Group provides counter-guarantee for this guaranteeing events.
Note 2:	Yankuang Group, the Company’s controlling shareholder, provides guarantee for the RMB10 billion corporate bonds issued by the Company.
Note 3:	The Company provides guarantee for the USD1 billion corporate bonds issued by Yancoal International, the Company’s subsidiary.
Note 4:	The Company provides guarantee for the USD300 million perpetual bonds issued by Yancoal Trading, the Company’s subsidiary.

6.	Transaction with key management

Total amount of remuneration paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others) for the period from January 1, 2014 to June 30, 2014 is RMB4.12 million. RMB2.09 million was paid as compared with same period of last year.

7.	Free use of trademark

The trademark of the Company registered and owned by controlling shareholder, can be freely used by the Company.

8.	Matters related to financial company, Middlemount, and Ashton

As at June 30, 2014, the Company’s deposit in Yankuang Group is RMB930 million. Interest income for current accounting period is RMB2.29 million

As at June 30, 2014, the company’s balance of long-term borrowing from financial company is USD5.36 million and the interest bared for the current accounting period is RMB230 thousand; the balance of short-term borrowing is RMB150 million and the interest bared for the current accounting period is RMB3.86 million.

As at June 30, 2014, the balance of Australian company’s (the Company’s subsidiary) loan to Middlemount joint venture is AUD308.86 million, including current addition of AUD7.5 million and interest receivable of AUD9.1 million.

In the reporting period, Australian company, the Company’s subsidiary, recognized Middlemount royalty at AUD7.13 million

In the reporting period, Australian company, the Company’s subsidiary, recognized revenue at AUD768 thousand as service render to Ashton Coal Mines Limited.

9.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages staff social insurance. Amount charged to expenses of the Company for the first half of 2014 and for the first half of 2013 are RMB619.08 million and RMB748.4 million, respectively.

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retired personnel for the Company. Amount charged to expenses of the Company for the first half of 2014 and for the first half of 2013 are RMB270 million and RMB330.75 million, respectively.

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(II).	RELATED PARTY TRANSACTIONS – continued

9.	Other transactions – continued

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the reporting period, transaction price shall be determined by market price, government pricing or negotiated price. Details are as follows:

Items	January 1, 2014 to June 30, 2014 (RMB’0000)	January 1, 2013 to June 30, 2013 (RMB’0000)

Laboring received from the Group
Construction service	16,063	23,604
Road transportation fee	610	590
Gas and heating expenses	2,335	2,561
Buildings management fee	6,856	6,861
Maintenance and Repairing service	8,351	7,725
Employees’ benefits	872	860
Communication Services	2,286	213

Subtotal	37,373	42,414

(III).	Amount due to or from related party

1.	Notes receivables

Related parties (Items)	At June 30, 2014	At January 1, 2014

Other enterprises under the control of the same parent company	358,500	383,459

Total	358,500	383,459

2.	Accounts receivables

Related parties (Items)	At June 30, 2014	At January 1, 2014

Other enterprises under the control of the same parent company	68,226	19,412
Joint venture	84,693	28,859
Others	54,657	78,344

Total	207,576	126,615

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(III).	Amount due to or from related party – continued

3.	Other receivables

Related parties (Items)	At June 30, 2014	At January 1, 2014

Parent company	16,994	16,994
Other enterprises under the control of the same parent company	24,357	1,177
Joint venture	171,861	160,723
Associates	93,699	86,213

Total	306,911	265,107

4.	Prepayment

Related parties (Items)	At June 30, 2014	At January 1, 2014

Parent company	392	—
Other enterprises under the control of the same parent company	54,213	31,653

Total	54,605	31,653

5.	Notes payables

Related parties (Items)	At June 30, 2014	At January 1, 2014

Parent company	633	—
Other enterprises under the control of the same parent company	44,729	—

Total	45,362	—

6.	Accounts payables

Related parties (Items)	At June 30, 2014	At January 1, 2014

Parent company	338	338
Other enterprises under the control of the same parent company	47,988	44,398
Associates	4,991	—
Others	4,769	11,305

Total	58,086	56,041

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VII.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

(III).	Amount due to or from related party – continued

7.	Other payables

Related parties (Items)	At June 30, 2014	At January 1, 2014

Parent company	585,796	617,440
Other enterprises under the control of the same parent company	248,177	344,593
Associates	1	—

Total	833,974	962,033

8.	Advance from the related parties

Related parties (Items)	At June 30, 2014	At January 1, 2014

Parent company	3,240	—
Other enterprises under the control of the same parent company	40,765	104,727

Total	44,005	104,727

VIII.	CONTINGENCY

1.	Australian subsidiaries and joint ventures

Items	At June 30, 2014	At January 1, 2014

Performance guarantees provided to daily operations	1,381,368	1,421,302
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	386,256	201,037

Total	1,767,624	1,622,339

2.	The Company was sued by Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”) at the Shandong Provincial Higher People’s Court for not performing the duty of delivering goods pursuant to the Coal Sales Contract. It requested the termination of the Coal Sales Contract signed by both sides, the return of payments for goods and compensation for economic losses of RMB163.6 million in total. Zhongxin Daxie’s claim was rejected by the first instance judgment of the Shandong Provincial Higher People’s Court. On June 30, 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”). As at this Interim Report, the case is still being tried in court and has not yet been heard.

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VIII.	CONTINGENCY – CONTINUED

3.	Yancoal Australia, the subsidiary of the Company, received an adverse decision from Innovative Australia Organization, in relation to the research and development activity of income tax registration from June 2005 to December 2009. The preference involved in the related research and development during this period amounted to approximately AUD19 million, which was turned over to Australian Tax Office by Innovative Australia Organization for the examination of related tax credit. As at June 30, 2014, there was no modified assessment from tax executive.

4.	Except for the above and Note VII (II) 5, the Group has no other significant contingency matter as at June 30, 2014.

IX.	COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

(1)	In August 2006, the Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB196.80 million and the Company has paid RMB117.93 million (note VI. 16). By the end of the reporting period, RMB78.87 million is still not paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been handled to National Development and Reform Committee (Shan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

(2)	The Company entered into equity transfer agreements and supplementary agreements with three independent third parties during 2010-2012 to acquire 74.82% equity interests of Inner Mongolia Haosheng Coal Mining Company Limited. According to several capital increase resolutions of the board of Inner Mongolia Haosheng Coal Mining Company Limited during 2010-2011, the Company needed to pay RMB7.361 billion for equity transfer and capital increase. As at the end of the reporting period, RMB4.84303 billion has been paid by the Company and RMB2.51797 billion was still unpaid.

2.	Ongoing lease agreements and related financial influence

As at June 30, 2014 (T), the amount shall be carried by the Group for irrevocable operating lease and financing lease of machinery and equipments, buildings, etc. are stated as follows:

Terms	Operating lease (RMB’0000)	Financing lease (RMB’0000)

T+1 years	17,284	20,484
T+2 years	16,000	20,540
T+3 years	12,656	20,520
T+3 years later	1,556	26,110

Total	47,496	87,654

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IX.	COMMITMENTS – CONTINUED

3.	As at June 30, 2014, the Group’s other commitments which have not been recognized in the financial statements are as follows:

Commitments	At June 30, 2014 (RMB’0000)	At January 1, 2014 (RMB’0000)

Capital expenditure – purchase and construction of assets	240,414	241,446

Total	240,414	241,446

4.	Except for the above stated commitments, the Company has no other significant commitments to claim by June 30, 2014.

X.	EVENTS AFTER BALANCE SHEET DATE

1.	Yancoal Australia repaid a loan of USD99.31 million on 25 July 2014.

2.	Except for the above stated events, as at the end of the reporting period, the Group has no other significant events after balance sheet date to claim.

XI.	SEGMENT REPORT

1.	Segment report in the first half of 2014

Unit: RMB’000

Items	Coal mining business	Railway transportation business	Methanol, Electricity power and heat	Undistributed items	Inter-segment eliminations	Total

Operating revenue	32,163,143	245,550	1,220,784	130,320	1,331,185	32,428,612

– External	31,463,656	215,413	739,355	10,188	—	32,428,612
– Inter-segment	699,487	30,137	481,429	120,132	1,331,185	—

Operating cost and expenses	31,690,353	208,977	1,085,098	131,974	978,641	32,137,761

– External	25,909,872	134,193	803,766	5,264	—	26,853,095
– Inter-segment	697,441	17,989	135,901	115,162	966,493	—
– Operating expense during the period	5,083,040	56,795	145,431	11,548	12,148	5,284,666

Total operating profit (loss)	472,790	36,573	135,686	-1,654	352,544	290,851

Total assets	172,511,622	526,496	7,665,942	2,570,152	46,556,568	136,717,644
Total liabilities	116,097,701	176,676	4,515,280	220,395	31,036,290	89,973,762
Complementary information
Depreciation and amortization	1,796,364	32,310	220,762	1,097	—	2,050,533
Non-cash expenses excluding depreciation and amortization	130,676	—	—	—	—	130,676
Capital expenditure	1,513,049	322	78,036	53,245	—	1,644,652

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XI.	SEGMENT REPORT – CONTINUED

2.	Segment report in the first half of 2013

Unit: RMB’000

Items	Coal mining business	Railway transportation business	Methanol, Electricity power and heat	Undistributed items	Inter-segment eliminations	Total

Operating revenue	25,748,623	225,875	1,321,115	23,471	1,131,058	26,188,026

– External	25,138,346	211,690	831,850	6,140	—	26,188,026
– Inter-segment	610,277	14,185	489,265	17,331	1,131,058	—

Operating cost and expenses	30,335,509	236,830	1,191,189	20,908	855,007	30,929,429

– External	19,708,825	161,490	696,086	10,003	—	20,576,404
– Inter-segment	446,583	11,604	391,412	5,408	855,007	—
– Operating expense during the period	10,180,101	63,736	103,691	5,497	—	10,353,025

Total operating profit	-4,586,886	-10,955	129,926	2,563	276,051	-4,741,403

Total assets	148,069,808	516,995	7,217,579	2,014,124	39,634,633	118,183,873
Total liabilities	102,230,774	98,261	2,784,710	109,497	30,327,534	74,895,708
Complementary information
Depreciation and amortization	1,840,170	34,730	223,269	1,135	—	2,099,304
Non-cash expenses excluding depreciation and amortization	2,242,106	—	46	—	—	2,242,152
Capital expenditure	4,268,838	—	184,736	61,827	—	4,515,401

XII.	OTHER IMPORTANT EVENTS

1.	Leases

(1)	See Note VI.11.(2) for fixed assets by financial leases.

(2)	See Note IX.2 for the minimum finance lease payment.

(3)	See Note IX.2 for the minimum payment of significant operating leases.

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XII.	OTHER IMPORTANT EVENTS – CONTINUED

2.	Assets and liabilities measured at fair values

Items	At January 1, 2014	Gain or loss from change of fair value for the current period	Accumulative change of fair value charged in equity	Accrued impairment for the current period	At June 30, 2014

Financial assets
Hedging instrument	16,651	—	-11,883	—	260
Available for sales financial assets	173,057	—	-5,866	—	165,034

Subtotal	189,708	—	-17,749	—	165,294

Financial liabilities
Hedging instrument	315,111	—	-178,204	—	27,568

Subtotal	315,111	—	-178,204	—	27,568

3.	Financial assets and liabilities denominated in foreign currency

Items	At January 1, 2014	Gain or loss from change of fair value for the current period	Accumulative change of fair value charged in equity	Accrued impairment for the current period	At June 30, 2014

Financial assets
Cash and cash equivalents	4,836,810	—	—	—	4,917,951
Hedging instrument	16,651	—	-11,883	—	260
Loans and receivables	1,883,767	—	—	—	1,619,445

Subtotal	6,737,228	—	-11,883	—	6,537,656

Financial liabilities
Hedging instrument	315,111	—	-178,204	—	27,568
Bank Loans	28,950,280	—	—	—	28,386,402
Others financial liabilities	6,299,312	—	—	—	6,310,165

Subtotal	35,564,703	—	-178,204	—	34,724,135

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XII.	OTHER IMPORTANT EVENTS – CONTINUED

4.	Deposit of Environment Restoration

Pursuant to (Lucaizheng (2005) No.81) “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” and respective regulations issued by the Shandong Province Finance Bureau and Shandong Provincial Department of Land & Resources, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Neng Hua shall hand in the deposit of RMB1,732.84 million and RMB903.19 million before the expiration of mining rights. By the end of the reporting period, the Company and the subsidiary Heze Neng Hua have handed in RMB1 billion and RMB52 million. In addition, pursuant to the provisions of “Notice of Withdrawal Management of Mine Environment Restoration Guarantee Deposit (Experimental)” issued by Shanxi government (Jinzhengfa (2007) No. 41), by the end of the reporting period, Heshun Tianchi, the subsidiary of the Company, has paid the environmental guarantee deposits RMB43.49 million.

5.	In 2012, Australian Tax Office (ATO) conducted a risk review of the Company’s previous tax reporting. Yancoal Australia Limited received the official notice from ATO for the tax audit in October 2013. As at June 30, 2014, the audit is still ongoing.

XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	Accounts receivable by category

	At June 30, 2014				At January 1, 2014
	Book balance		Bad debt Provision		Book balance		Bad debt Provision
	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	500,501	66	21,471	100	168,809	36	8,180	100
Risk-free portfolio	261,643	34	—	—	303,447	64	—	—
The subtotal of portfolio	762,144	100	21,471	100	472,256	100	8,180	100

Total	762,144	100	21,471	100	472,256	100	8,180	100

1)	There was no the individually significant amounts of accounts receivables accrued the bad debt provision separately for the period.

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

1.	Accounts receivable – continued

(1)	Accounts receivable by category – continued

2)	Accounts receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method:

	At June 30, 2014			At January 1, 2014
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision

Within 1 year	498,924	4	19,957	167,322	4	6,693
1 to 2 years	90	30	27	—	30	—
2 to 3 years	—	50	—	—	50	—
Over 3 years	1,487	100	1,487	1,487	100	1,487

Total	500,501	—	21,471	168,809	—	8,180

3)	Accounts receivables in the portfolio accrued the bad debt provision under other method:

Item	Carrying amount	Bad debt amount

Risk-free portfolio	261,643	—

Total	261,643	—

Note:	As of the end of the period, all risk-free portfolios are considered as accounts receivables without recovery risk by the management.

(2)	There were no accounts receivables written off during the reporting period.

(3)	Accounts receivable due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

1.	Accounts receivable – continued

(4)	Top five debtors

Items	Relationship with the Company	Amount	Age	Proportion of total accounts receivables (%)

Huadian Power International Corp., Ltd.	Third party	389,600	Within 1 year	51
Shandong Coking Group (Qingdao) Company Limited	Third party	110,000	Within 1 year	14
Haoyu Materials Group Company	Third party	60,750	Within 1year	8
Yankuang Coal Chemicals Supply and Sales Co., Ltd.	Outside the consolidation	44,038	Within 1 year	6
Rizhao Xingyujia Trading Co., Ltd.	Third party	28,400	Within 1 year	4

Total		632,788		83

2.	Other receivables

(1)	Other receivables by category

	At June 30, 2014				At January 1, 2014
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Item	RMB	%	RMB	%	RMB	%	RMB	%

Accounts receivables accrued bad debt provision as per portfolio	—	—	—	—	—	—	—	—
Accounting aging portfolio	35,334	—	16,170	100	17,141	—	15,091	100
Risk-free portfolio	8,234,640	100	—	—	11,662,011	100	—	—
The subtotal of portfolio	8,269,974	100	16,170	100	11,679,152	100	15,091	100

Total	8,269,974	100	16,170	100	11,679,152	100	15,091	100

1)	There was no the individually significant amounts of other receivables accrued the bad debt provision separately for the reporting period.

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables – continued

(1)	Other receivables by category – continued

2)	Other receivables in the portfolio accrued the bad debt provisions as per accounting aging analysis method:

	At June 30, 2014			At January 1, 2014
Items	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision

Within 1 year	18,827	4	754	1,625	4	65
1 to 2 year	1,058	30	317	700	30	210
2 to 3 years	700	50	350	—	50	—
Over 3 years	14,749	100	14,749	14,816	100	14,816

Total	35,334	—	16,170	17,141	—	15,091

3)	Other receivables in the portfolio accrued bad debt provision under other methods:

Item	Carrying amount	Bad debt amount

Risk-free portfolio	8,234,640	—

Total	8,234,640	—

Note:	As at the end of the period, risk-free portfolio included RMB8.02488 billion receivables due from related parties.

(2)	There were no other receivables written off during the reporting period.

(3)	As at June 30, 2014, the account receivables due from the controlling shareholder of the Company were RMB16.99 million (RMB16.99 million at June 30, 2013).

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables – continued

(4)	Top five other debtors

Items	Relationship with the Company	Amount	Age	Proportion of other receivables (%)	Nature or contents

Yancoal Australia Ltd.	Holding subsidiary	3,359,429	Within 2 years	41	Borrowing
Yanzhou Coal Ordos Neng Hua Company Limited	Holding subsidiary	2,655,000	Over 3 years	32	Borrowing
Ordos Zhuanlongwan Coal Co., Ltd.	Holding subsidiary	440,000	Within 1 year	5	Borrowing
Ordos Ying Panhao Coal Co., Ltd.	Holding subsidiary	335,620	Within 2 years	4	Borrowing
Shandong Rizhao Coal Storage and Blending Co., Ltd.	Holding subsidiary	300,000	Within 1 year	4	Borrowing

Total		7,090,049		86

(5)	Other receivables due from related parties were RMB8.02488 billion as at June 30, 2014, accounting for 97% of other receivables.

(6)	Other receivables denominated in foreign currency

	At June 30, 2014			At January 1, 2014
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

USD	546,000	6.1528	3,359,429	550,235	6.0969	3,354,728

Total			3,359,429			3,354,728

3.	Long-term equity investment

(1)	Long-term equity investment

Items	At June 30, 2014	At January 1, 2014

Long-term equity investments under cost method	24,581,871	19,912,276
Long-term equity investments under equity method	2,736,993	2,744,956

Long-term equity investments – Total	27,318,864	22,657,232
Less: provision for impairment	—	—

Long-term equity investments – net	27,318,864	22,657,232

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment – continued

(2)	Under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting (%)	Original amount	Opening balance	Addition	Reversals	Closing balance	Cash dividends

Under cost method
Qingdao Zhongyan	52.38	52.38	1,100	2,710	—	—	2,710	—
Yanmei Shipping	92	92	3,430	10,576	—	—	10,576	—
Heze Neng Hua	98.33	98.33	1,450,000	2,924,344	—	—	2,924,344	—
Yancoal Australia	78	78	403,282	3,781,600	—	—	3,781,600	—
Yulin Neng Hua	100	100	776,000	1,400,000	—	—	1,400,000	—
Shanxi Neng Hua	100	100	600,000	508,206	—	—	508,206	—
Ordos Neng Hua	100	100	500,000	3,100,000	—	—	3,100,000	—
Hua Ju Energy	95.14	95.14	599,523	599,523	—	—	599,523	—
Yancoal International (Holding)	100	100	17,917	17,917	4,194,595	—	4,212,512	—
Beisheng Industry and Trade Co., Ltd.	100	100	2,404	2,404	—	—	2,404	—
Shandong Coal Trading Center	51	51	51,000	51,000	—	—	51,000	—
Inner Mongolia Haosheng Coal Mining	74.82	74.82	7,136,536	7,360,996	—	—	7,360,996	—
Rizhao Coal Storage and Blending	51	51	153,000	153,000	—	—	153,000	—
Zhongyin Logistics and Trade	100	100	100,000		100,000	—	100,000	—
Zhongyin Financial Leasing Co.,	75	75	375,000		375,000	—	375,000	—

Subtotal			12,169,192	19,912,276	4,669,595	—	24,581,871	—

Under equity method
China HD Zouxian Co., Ltd.	30	30	900,000	1,183,098	81,737	178,645	1,086,190	178,645
Yankuang Group Finance Co., Ltd.	25	25	125,000	211,858	142,503	57,500	296,861	57,500
Shaanxi Future Energy Chemical Co,. Ltd.	25	25	540,000	1,350,000	—	—	1,350,000	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	6,000	—	—	—	—	—
Jining Jiemei New Wall Material Co., Ltd	20	20	720	—	—	—	—	—
Shengdi Fenlei Coal Processing Engineering Technology (Tianjin)	50	50	3,000	—	3,942	—	3,942	—

Subtotal			1,574,720	2,744,956	228,182	236,145	2,736,993	236,145

Total			13,743,912	22,657,232	4,897,777	236,145	27,318,864	236,145

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment – continued

(3)	Investment in associates

Name of investees	Shareholding proportion (%)	Ratio of voting share (%)	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Total operating revenue for the reporting period	Net profit for the reporting period

Associates
China HD Zouxian Co., Ltd.	30	30	6,078,415	2,457,781	3,620,634	1,852,612	272,455
Yankuang Group Finance Co., Ltd	25	25	6,369,894	5,182,448	1,187,446	139,718	70,012
Shaanxi Future Energy Chemical Co., Ltd	25	25	10,415,487	5,015,487	5,400,000	—	—
Shandong Shengyang Wood Co., Ltd	39.77	39.77	98,171	103,499	-5,328	19,509	-1,528
Jining Jiemei New Wall Material Co., Ltd	20	20	7,024	8,560	-1,536	2,056	-429
Shengdi Fenlei Coal Processing Engineering Technology (Tianjin)	50	50	10,019	2,134	7,885	5,625	1,885

Total			22,979,010	12,769,909	10,209,101	2,019,520	342,395

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision accrued.

4.	Operation revenue and operation cost

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Principal operations revenue	21,372,741	17,320,193
Other operations revenue	1,441,747	936,855

Total	22,814,488	18,257,048
Principal operations cost	17,164,847	13,227,370
Other operations cost	1,411,293	1,004,225

Total	18,576,140	14,231,595

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

4.	Operation revenue and operation cost – continued

(1)	Principal operations – Classification by business

	January 1, 2014 to		January 1, 2013 to
	June 30, 2014		June 30, 2013
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Coal mining	21,157,328	17,030,654	17,109,185	13,066,555
Railway transportation	215,413	134,193	211,008	160,815

Total	21,372,741	17,164,847	17,320,193	13,227,370

(2)	Principal operations – Classification by product

	January 1, 2014 to		January 1, 2013 to
	June 30, 2014		June 30, 2013
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Revenue from self-produced coal	8,555,819	4,497,124	9,077,100	5,070,583
Sales of externally purchased coal	12,601,509	12,533,530	8,032,085	7,995,972
Revenue from railway transportation services	215,413	134,193	211,008	160,815

Total	21,372,741	17,164,847	17,320,193	13,227,370

(3)	Principal operations – Classification by area

	January 1, 2014 to		January 1, 2013 to
	June 30, 2014		June 30, 2013
Area	Operation revenue	Operation cost	Operation revenue	Operation cost

Domestic	21,366,313	17,162,088	17,319,080	13,226,608
Overseas	6,428	2,759	1,113	762

Total	21,372,741	17,164,847	17,320,193	13,227,370

(4)	Total revenue of the 5 largest customers for this reporting period is RMB4.10069 billion, which accounts for 18% in total revenue.

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

5.	Investment income

(1)	Sources of investment income

	January 1, 2014	January 1, 2013
Items	to June 30, 2014	to June 30, 2013

Long-term equity investment income under equity method	100,182	113,626
Investment income of entrust loan	483,449	328,618
Investment income of AFS financial assets	85	4,482

Total	583,716	446,726

(2)	Long-term equity investment income under equity method

	January 1,	January 1,
	2014 to	2013 to
Item	June 30, 2014	June 30, 2013	Reason of change

Total	100,182	113,626
Including:
China HD Zouxian Co., Ltd.	81,737	93,994	Change in current profit
Yankuang Group Finance Co., Ltd	17,503	20,296	Change in current profit
Shengyang Wood	—	-418	Change in current profit
Jiemei Wall Materials	—	-246	Change in current profit
Shengdi Fenlei Coal Processing Engineering Technology (Tianjin)	942	—	Change in current profit

(3)	There is no major limit on recovery of investment income to the Group.

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XIII.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

6.	Supplement information of cash flow statement of the parent company

		January 1, 2014	January 1, 2013
Items		to June 30, 2014	to June 30, 2013

1.	Reconciliation of net profit to net cash flow from operating activities
	Net profit	1,508,039	1,677,590
	Add: Provision of impairment of assets	14,370	20,752
	Depreciation of fixed assets	530,226	509,286
	Amortization of intangible assets	104,958	92,356
	Amortization of long-term deferred expenses	4	4
	Special reserves accrued	399,891	358,268
	Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	-2,050	-6,640
	Gain or loss from change of fair value (“-” represents gain)	37	76,942
	Financial expenses (“-” represents gain)	912,725	313,938
	Loss arising from investments (“-” represents gain)	-583,716	-446,726
	Influence of deferred taxes assets (“-” represents increase)	88,800	2,883
	Decrease in inventories (“-” represents increase)	83,078	-128,394
	Decrease in receivables under operating activities (“-” represents increase)	-1,660,325	275,432
	Increase in payables under operating activities (“-” represents decrease)	-1,475,930	-1,909,756

	Net cash flow from operating activities	-79,893	835,935

2.	Changes in cash and cash equivalents:
	Cash, closing	8,403,877	5,277,974
	Less: Cash, opening	6,620,343	9,388,641

	Net addition in cash and cash equivalents	1,783,534	-4,110,667

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

IXV.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on 22 August 2014.

SUPPLEMENT

1.	Reconciliation for differences of net profits and net assets

		Equity attributable to parent		Net profit attributable to parent
		company shareholders		company shareholders
				January 1, 2014 to	January 1, 2013 to
Items		At June 30, 2014	At January 1, 2014	June 30, 2014	June 30, 2013

As per the financial statements prepared under IFRS		42,562,726	40,378,677	587,235	-2,073,012
1)	Business combination adjustment under common control (note 1)	-1,403,300	-1,409,266	5,966	5,728
2)	Special reserves (note 2)	-613,508	-730,491	326,257	-401,030
3)	Deferred tax effect (note 3)	596,414	710,748	-86,307	54,281
4)	Others	28,069	30,818	2,401	17,118

As per PRC ASBEs		41,170,401	38,980,486	835,552	-2,396,915

(1)	Pursuant to CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.

(2)	As stated in Note II. 27, in accordance with relevant regulations of the Chinese authorities, the company has to accrue for special reserve like Weijianfei, Work Safety expenses etc, which are presented in cost of expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, are presented in related assets and full amount carryover accumulated depreciation. On the basis of IFRS, expenses are confirmed when it occurs in the period, and relevant capital expenditures are confirmed as fixed assets when occurs and depreciated following corresponding depreciating method.

(3)	The differences between the above mentioned standards bring differences in tax and influence of minority equity.

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SUPPLEMENT – CONTINUED

2.	Extraordinary gain

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain (2008), extraordinary gains of the Company are as follows:

Items	January 1, 2014 to June 30, 2014	January 1, 2013 to June 30, 2013

Gain and loss from disposal of non-current assets	-618	-522
Government subsidies included in the profits and losses of the period	98,036	7,939
Income from the difference between the fair value of the identifiable net assets receivable from the investees and investment cost of subsidiaries, associates and joint ventures acquired	—	—
Current net profit or loss from beginning of the year to the combination date for subsidiaries generated by business combination under common control	—	—
Gain and loss from changes in fair value of tradable financial assets and liabilities, and investment income from disposal of tradable financial assets and liabilities as well as available for sales financial assets except the hedging business related to normal operations	-42,204	4,482
Investment income from disposal of available for sales financial assets	—	—
Gain and loss from debt restructuring	—	—
Fair value changes of CVR	-19,697	-115,026
Other non-operating revenues and expenses excluding the above items	281,380	2,321
Other P&L items which are in line with extraordinary gains	221,128	—

Subtotal	538,025	-100,806
Income tax effect
Including: income tax effect arising on introduction of MRRT	—	—
Other income tax effect	78,821	-25,893
Subtotal	78,821	-25,893
Extraordinary gain or loss excluding income tax effect	459,204	-74,913
Including: attributable to shareholders of the parent company	466,951	-73,734
Minority interest effect (after tax)	-7,747	-1,179

Note:	Other P&L items which are in line with extraordinary gains include exemption of the fund occupy expense of the Company’s Yanzhou Coal Ordos Nenghua from Finance Department of Inner Mongolia Municipality and Department of State Land and Resources.

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CHAPTER 7 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

SUPPLEMENT – CONTINUED

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No.9 computation and disclosure of Return on net assets and earnings per share issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Company are as follows:

	Weighted	Earnings per share
Profit during the report period	average return on net assets (%)	Basic Earnings per share	Diluted earnings per share

Net profit attributable to shareholders of the parent company	2.04%	0.1699	0.1699
Net profit attributable to shareholders of the parent company, excluding extraordinary gain or loss	0.90%	0.0749	0.0749

4.	Significant fluctuation and related reasons for main items of financial statements

Items of the end of the reporting period consolidated balance sheet that have significant changes compared to the beginning of the reporting period are shown below:

	At June 30,	At January 1,
Items	2014	2014	Fluctuation (%)	Note

Cash and cash equivalents	22,116,408	15,510,298	43	1
Prepayments	4,186,647	1,165,331	259	2
Other receivables	862,414	598,840	44	3
Short-term borrowing	2,167,640	3,512,612	-38	4
FVTPL financial liabilities	—	1,000,000	-100	5
Notes payable	1,371,544	316,361	334	6
Accounts payable	1,688,235	2,448,642	-31	6
Advances from customers	526,242	852,247	-38	7
Tax payable	-75,399	749,807	-110	8
Interest payable	934,660	587,061	59	9
Short-term financing bonds payable	9,997,500	4,997,917	100	10
Non-current liabilities within one year	2,264,778	3,702,281	-39	11
Bonds payable	16,066,990	11,055,667	45	12
Capital reserve	1,285,321	3,105,980	59	13
Special reserve	3,863,663	2,285,384	70	13
Foreign exchange translation difference	-2,126,720	-3,821,831	44	14

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SUPPLEMENT – CONTINUED

4.	Significant fluctuation and related reasons for main items of financial statements – continued

Note 1:	The increase in cash at bank and on hand was due to the increase in net cash inflow from financing activities.
Note 2:	The increase in prepayments was due to the increase in prepayment for purchasing coal.
Note 3:	The increase in other receivables was due to the enterprises development supporting fund payable from Zoucheng Financial Bureau, which amounts to RMB169 million.
Note 4:	The decrease of short-term borrowing was due to the repayment of short-term loan of EUR130 million (equivalent to RMB1.0913 billion) to CBC.
Note 5:	The decrease of FVTPL financial liabilities is mainly due to the Company repaid the issuance of debt financing note through private placement in the year of 2013.
Note 6:	The increase in notes payable and decrease of accounts payable were mainly caused by the increase in settlement in notes in this period.
Note 7:	The decrease of advances from customers was mainly caused by the decrease of advances from coal income.
Note 8:	The decrease of tax payable was mainly due to payment of corporate income tax in this period by the Company.
Note 9:	The increase in interests payable was mainly due to the increase in issuance of bonds resulting in the increase in interest in this period.
Note 10:	The increase in short-term financing bonds payable was mainly due to the issuance of the short-term financing bonds in this period. See Note “VI, 27”.
Note 11:	The decrease of non-current liabilities within one year was mainly due to the payment of CVR in this period.
Note 12:	The increase in bonds payable was mainly due to the issuance of corporate bonds in this period. See Note “VI, 30”.
Note 13:	The decrease of capital reserve and increase in special reserve were mainly due to the re-classification of maintenance fees.
Note 14:	The increase of other comprehensive income is mainly due to the increase of RMB to AUDexchange rate.

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SUPPLEMENT – CONTINUED

4.	Significant fluctuation and related reasons for main items of financial statements – continued

Items for this period that have significant changes compared to that of last year on the consolidated income statement are shown below:

	January 1,	January 1,
	2014 to	2013 to
Items	June 30, 2014	June 30, 2013	Fluctuation (%)	Note

Finance cost	806,077	3,898,648	-79	1
Impairment loss of assets	130,676	2,242,152	-94	2
Gain or loss on fair value changes	-61,986	-216,841	-71	3
Non-operating revenue	390,517	29,260	1,235	4
Income tax	52,583	-1,307,220	-104	5
Other comprehensive income	2,069,691	-2,181,241	-195	6

Note 1:	The decrease of finance cost was mainly due to decrease in foreign exchange loss resulted from the hedging accounting adopted by Yancoal Australia, a subsidiary of the Company.
Note 2:	The decrease in impairment loss of assets was mainly due to the provision for impairment on the mining rights by Yancoal Australia, a subsidiary of the Company, during January to June 2013.
Note 3:	The increase in gain on fair value changes was mainly due to the completion of payment for CVRs that were issued when acquired Gloucester and the accompanying decrease in loss on the change in fair value.
Note 4:	The increase in non-operating revenues was mainly due to the increase in governmental subsidies for current accounting period.
Note 5:	The increase in income tax was mainly due to the increase in total profits for current accounting period.
Note 6:	The increase in other comprehensive income was mainly due to increase in the difference on foreign exchange translation resulted from the appreciation of exchange rate of Australian dollars during current accounting period.

250      Yanzhou Coal Mining Company Limited  Interim Report 2014

CHAPTER 8 DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan Road South, Zoucheng, Shandong Province, the PRC:

•	Financial statements of the Company with the corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

•	All documents and announcements published during the reporting period in websites designated by the CSRC;

•	The full text of the Interim Report released in other securities markets.

On behalf of the Board

Li Xiyong

Chairman

Yanzhou Coal Mining Company Limited

22 August 2014

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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